Form 10-K, Exhibit 13
period 1996-12-28
US FREIGHTWAYS CORP
filed 1997-03-25
CIK 881791

EXHIBIT 13
                                     PAGE 1
SELECTED CONSOLIDATED FINANCIAL DATA
(Thousands of dollars, except per share amounts)

                                           52 weeks            52 weeks           52 weeks            52 weeks            53 weeks
                                       December 28,        December 30,       December 31,          January 1,          January 2,
                                               1996                1995               1994                1994               1993
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
Operating Revenue                   $     1,330,972    $      1,144,458    $     1,016,464     $       898,920     $       774,678
Income from operations before
   amortization of intangibles               69,605 (1)          70,126             72,686              64,260              44,892
Amortization of intangible assets            (2,477)             (2,583)            (3,020)             (3,038)             (5,391)
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Income from operations                       67,128              67,543             69,666              61,222              39,501
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Interest expense, net                       (11,495)             (8,177)            (8,417)             (7,391)             (1,632)
Other non-operating expense                    (704)               (878)            (2,011)             (1,683)             (1,067)
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Net income from continuing
   operations before income
   taxes                                     54,929              58,488             59,238              52,148              36,802
Income tax expense                          (23,451)            (25,150)           (25,882)            (23,603)            (15,998)
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Net income from continuing
   operations                                31,478              33,338             33,356              28,545              20,804
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Discontinued operations                          --                  --                 --             (1,197)                 288
Extraordinary item - operating
   rights                                        --                  --            (1,291)                  --                  --
Cumulative effect of
   accounting change                             --                  --                 --                  --            (14,190)
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Net income                          $        31,478    $         33,338    $        32,065     $        27,348     $         6,902
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Net income per share from
   continuing operations,
   exclusive of restructuring
   charge (1996 only)               $         1.51 (2)    $        1.51    $          1.51     $          1.25     $          0.78

Net income per share                           1.41                1.51               1.45                1.20                0.26

Cash dividends declared
   per share                        $          0.37    $           0.37    $          0.37     $          0.37     $          0.28

OPERATING STATISTICS
   (in thousands)
Total tons                                    7,732               6,835              6,210               5,977               5,184
Total shipments                              11,590              10,187              9,045               8,762               7,934

BALANCE SHEETS
ASSETS:
Current assets                      $       203,577    $        158,611    $       144,615     $       122,770     $       108,553
Property and equipment, net                 395,500             338,846            272,264             247,123             202,454
Intangible assets, net                       79,559              69,918             72,194              77,132              79,665
Other assets                                  9,872              10,819             11,929              13,755              16,165
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Total assets                        $       688,508    $        578,194    $       501,002     $       460,780     $       406,837
                                    ---------------    ----------------    ---------------     ---------------     ---------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current bank debt                   $           333    $            333    $           333     $           431     $           874
Other current liabilities                   144,015             128,151            118,114              97,313              83,999
Notes payable                               100,000             100,000            100,000             100,000                  --
Long-term bank debt, less
   current maturities                        78,000              37,333              5,667              24,085              47,024
Other non-current liabilities                96,900              79,225             68,794              58,442              45,161
Total stockholders' equity                  269,260             233,152            208,094             180,509             229,779
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Total liabilities and
   stockholders' equity             $       688,508    $        578,194    $       501,002     $       460,780     $       406,837
                                    ---------------    ----------------    ---------------     ---------------     ---------------

(1) Income from operations, before the Red Star restructuring charge of $4,050, is $73,655.
(2) Before the Red Star restructuring charge, net of tax, equivalent to $0.10 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 28, 1996,
COMPARED TO FISCAL YEAR ENDED DECEMBER 30, 1995

Operating revenue for the 52 weeks ended December 28, 1996 ("Fiscal 1996") increased by $186,514,000 (16.3%) to $1,330,972,000 from $1,144,458,000 for the
52 weeks ended December 30, 1995 ("Fiscal 1995"). Of the total operating revenue increase, the regional less-than-truckload ("LTL") trucking companies accounted for $155,704,000 (a 14.5% increase over the prior year) primarily as a result of new customers, expanded business from existing customers and the acquisition of Transus in the Southeast. Effective January 1, 1996, Dugan acquired the business of Transus, a Southeastern LTL motor carrier, which included 29 terminals, some of which were operating in cities where Dugan previously had an existing presence. Those terminal locations which were duplicated in both systems were consolidated. Also, during January 1996, Reddaway and United successfully completed a merger of their separate operating systems resulting in elimination of four redundant terminal locations. Finally, as a result of restructuring its operations during the year, Red Star reduced its terminals by six to 26 with no loss in geographic coverage.

In Fiscal 1996, LTL shipments increased by 15.4% while average revenue per LTL shipment declined by 0.5% compared to Fiscal 1995. Additionally, in Fiscal 1996 LTL tonnage increased by 16.4% while revenue per LTL hundredweight declined by 1.4% compared to Fiscal 1995. At the Company's logistics subsidiaries, Logix and Distribution Services, operating revenue grew by $21,508,000 from $64,093,000 in Fiscal 1995 to $85,601,000 in Fiscal 1996 (a 33.6% increase over the prior year) primarily due to the addition of new customers at Logix and its acquisition of Interamerican, a provider of warehousing, transportation, distribution and other logistics services, effective July 1, 1996.

In Fiscal 1996, the LTL regional trucking companies accounted for 92.5% of consolidated operating revenue, the logistics and other subsidiaries accounted for 7.5%. In Fiscal 1995, the LTL regional trucking companies accounted for 94.0% of all consolidated operating revenue, the logistics and other subsidiaries for 6.0%.

Operating income in the first half of 1996 was adversely impacted by severe weather during the winter months, intense industry competitive pricing and a somewhat sluggish economy. In the last half of the year, industry pricing firmed, the economy improved, and revenue growth returned to double digits. A fuel surcharge was also implemented to partially offset the increase in fuel prices. A dramatic turnaround was achieved at Red Star during the fourth quarter where, despite a 5.2% reduction in total revenue, the operating ratio improved from 104.3% in the 1995 fourth quarter to 99.5% in the 1996 fourth quarter. The improvement at Red Star resulted from an increase in yield per shipment of 5.6% together with a significant reduction in operating costs resulting from strict cost control.

Income from operations, after a $4,050,000 restructuring charge at Red Star, decreased by 0.6% to $67,128,000 in Fiscal 1996 from $67,543,000 in Fiscal 1995.
The restructuring charge at Red Star related primarily to ongoing lease commitments for terminals no longer occupied and to severance pay incurred in connection with the reduction in personnel. The decline in revenue per shipment, costs incurred associated with the acquisition of Transus, and the Red Star restructuring charge were major factors in the reduction in operating income. Operating expenses and supplies increased to 13.3% of operating revenue In Fiscal 1996 from 12.6% in Fiscal 1995, mainly due to higher fuel costs incurred which were not recovered by surcharges in the first half of the year. Depreciation and equipment leases increased to 4.9% of operating revenue during Fiscal 1996 from 4.4% in Fiscal 1995 due mainly to revenue equipment purchased and revenue equipment leases assumed with the purchase of Transus. These cost increases were partially offset by a reduction in salaries, wages and benefits from 64.1% in Fiscal 1995 to 63.7% in Fiscal 1996 due mainly to personnel reductions at Red Star and improved operating efficiencies at Holland.

Interest expense, as a percentage of operating revenue, increased slightly to 0.9% in Fiscal 1996 from 0.8% in Fiscal 1995 despite a decrease in average interest rates of approximately 0.4%, as average debt outstanding increased due to the acquisitions of Transus and Interamerican and capital expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

FISCAL YEAR ENDED DECEMBER 30, 1995
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1994

Operating revenue for the 52 weeks ended December 30, 1995 ("Fiscal 1995") increased by $127,994,000 (12.6%) to $1,144,458,000 from $1,016,464,000 for the
52 weeks ended December 31, 1994 ("Fiscal 1994"). Of the total operating revenue increase, the regional less-than-truckload ("LTL") trucking companies accounted for $110,785,000 (an 11.5% increase over the prior year) primarily as a result of new customers, additional business from existing customers and the opening of 21 new terminals. In Fiscal 1995, LTL shipments increased by 12.8% while revenue per LTL shipment declined by 0.1% over Fiscal 1994. Additionally, in Fiscal 1995 LTL tonnage increased by 12.9% while LTL revenue per hundredweight declined by 0.2% over Fiscal 1994. At the Company's logistics subsidiaries, Logix and Distribution Services, operating revenue grew by $16,665,000 from $47,428,000 in Fiscal 1994 to $64,093,000 in Fiscal 1995 (a 35.1% increase over the prior year) primarily due to the addition of new customers at Logix.

In Fiscal 1995, the LTL regional trucking companies accounted for 94.0% of consolidated operating revenue, with the logistics and other subsidiaries accounting for 6.0%. In Fiscal 1994, the LTL regional trucking companies accounted for 94.9% of all consolidated operating revenue, with the logistics and other subsidiaries accounting for 5.1%.

Operating margins were adversely impacted at all of the regional trucking companies by a combination of factors including the onset of a sluggish economy coupled with the most severe pricing pressures witnessed in recent years, both of which persisted throughout the entire year, but were most prevalent in the fourth quarter of Fiscal 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

These factors all but eliminated any gains resulting from an increase in the number of shipments. At Red Star, which operates in a highly competitive region of the country, pricing pressures resulted in an operating ratio of 101.1%.

Revenue per LTL shipment, for the regional trucking companies, declined during the year from $99.72 in the 1995 first quarter to $95.98 in the 1995 fourth quarter, a decline of 3.8%.

Income from operations decreased by 3.0% to $67,543,000 in Fiscal 1995 from $69,666,000 in Fiscal 1994. The decline in revenue per LTL shipment is the major factor in the reduction in operating margins. Contractual wage and benefit increases at Holland and Red Star, equivalent to approximately 3.4%, contributed to the increase in salaries, wages and benefits to 64.1% of operating revenue in Fiscal 1995 from 62.3% of operating revenue in Fiscal 1994. These increases were partially offset by the reduction in purchased transportation expense from 4.2% of revenue in Fiscal 1994 to 3.8% of revenue in Fiscal 1995 resulting from a decrease in the use of third party agents to transport freight; insurance and claims expense decreased from 1.8% of revenue in Fiscal 1994 to 1.5% of revenue in Fiscal 1995 primarily as a result of reduced casualty claims.

Interest expense, as a percentage of operating revenue, declined slightly to 0.8% in Fiscal 1995 from 0.9% in Fiscal 1994 despite an increase in average interest rates of approximately 1.3%, as average debt outstanding declined due to the timing of capital expenditures.



LIQUIDITY AND CAPITAL RESOURCES

The Company generated $87,599,000 in cash flows from operating activities during Fiscal 1996. Capital expenditures during the year amounted to $125,322,000, of which $64,630,000 was for revenue equipment, $17,539,000 for terminals, $11,888,000 for other assets and $31,265,000 for the acquisitions of Transus and Interamerican. Capital expenditures for Fiscal 1995 amounted to $116,675,000. In light of current business levels, management expects that capital expenditures during the fiscal year ending on January 3, 1998 ("Fiscal 1997") will approximate $130 to $150 million.

The Company maintains a $160 million revolving credit facility with a syndicate of commercial banks. The facility expires in 2000 and allows up to $100 million for standby letters of credit to cover the Company's self insurance program, and has optional pricing of interest rates, including LIBOR or Prime base rates. The facility has an annual fee and contains customary covenants including maintenance of minimum net worth and certain other ratios. During Fiscal 1996, all borrowings were drawn at LIBOR base rates, with a weighted average interest rate for the year of 5.8%, excluding fees charged on the facility. At December 28, 1996 the Company had borrowed $78,000,000 and had $46,116,000 outstanding letters of credit under this facility.

In February 1997, the Company sold 3,105,000 of its shares in a public offering. The net proceeds from the sale, amounting to approximately $69 million were initially used to repay outstanding debt under the revolving credit facility. In management's opinion, cash flows from operating activities, net proceeds from the sale of the shares and funding from this facility are adequate to finance the Company's anticipated business activity in Fiscal 1997.

In addition to the revolving credit facility, the Company maintains four uncommitted lines of credit which provide $39 million short-term funds at rates approximating LIBOR. These facilities are used in concert with a centralized cash management system to finance short-term working capital needs, thereby enabling the Company to maintain minimal cash balances.

During Fiscal 1996, the Company declared cash dividends of $8,315,000.


OTHER

The Company uses underground storage tanks at certain terminal facilities and maintains a comprehensive policy of testing, upgrading, replacing or eliminating these tanks to protect the environment and comply with various Federal and state laws. Whenever any contamination is detected, the Company takes prompt remedial action to remove the contaminants. It is management's opinion that the total costs related to all known incidents have been provided for in the financial statements and management is not aware of any potential contamination incidents that would have a material effect on the results of the Company.

INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders
USFreightways Corporation:

We have audited the accompanying consolidated balance sheets of USFreightways Corporation and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USFreightways Corporation and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 1996, in conformity with generally accepted accounting principles.




KPMG Peat Marwick LLP
Chicago, Illinois
January 22, 1997,
     except for note 12, which is as of February 10, 1997

CONSOLIDATED BALANCE SHEETS
Years ended December 28, 1996 and December 30, 1995 (Thousands of dollars, except per share amounts)

                                                                                                   December 28,        December 30,
                                                                                                          1996                1995
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash                                                                                            $     4,090         $     1,707
   Accounts receivable, less allowances of $7,186 and $5,606, respectively                             157,874             118,107
   Parts, supplies and prepaid expenses                                                                 19,096              19,010
   Deferred income taxes (note 6)                                                                       22,517              19,787
                                                                                               ---------------     ---------------
Total current assets                                                                                   203,577             158,611

Property and equipment at cost, net of accumulated depreciation (note 2)                               395,500             338,846
Intangible assets, net of accumulated amortization (note 3)                                             79,559              69,918
Other assets                                                                                             9,872              10,819
                                                                                                --------------     ---------------
                                                                                               $       688,508     $       578,194
                                                                                                --------------      --------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current bank debt (note 5)                                                                  $           333     $           333
   Accounts payable                                                                                     41,734              36,209
   Accrued liabilities:
       Salaries, wages and benefits                                                                     49,528              47,230
       Claims and other                                                                                 50,442              42,882
   Income taxes payable                                                                                  2,311               1,830
                                                                                               ---------------     ---------------
Total current liabilities                                                                              144,348             128,484

Long-term bank debt, less current maturities (note 5)                                                   78,000              37,333
Notes payable (note 5)                                                                                 100,000             100,000
Claims and other                                                                                        50,303              38,656
Deferred income taxes (note 6)                                                                          46,597              40,569
                                                                                                --------------     ---------------
                                                                                                       419,248             345,042
Stockholders' equity:
   Cumulative preferred stock, $0.01 par value per share: 20,000,000 authorized,
       none issued                                                                                          --                  --
   Common stock, $0.01 par value per share: 80,000,000 authorized,
       22,594,890 and 21,920,390 issued, respectively                                                      234                 234
   Paid in capital                                                                                     180,269             176,378
   Retained earnings                                                                                   100,108              76,945
   Treasury stock, 844,518 and 1,519,018 shares, respectively                                          (11,351)            (20,405)
                                                                                               ---------------     ---------------
Total stockholders' equity                                                                             269,260             233,152
                                                                                               ---------------     ----------------

                                                                                               $       688,508     $       578,194
                                                                                               ---------------     ----------------

See accompanying notes to consolidated financial statements.

                                        PAGE 6
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 28, 1996, December 30, 1995 and December 31, 1994 (Thousands of dollars, except per share amounts)


                                                                                  52 weeks            52 weeks            52 weeks
                                                                              December 28,        December 30,        December 31,
                                                                                      1996                1995                1994
----------------------------------------------------------------------------------------------------------------------------------
Operating revenue                                                          $     1,330,972     $     1,144,458     $     1,016,464
                                                                           ---------------     ---------------     ---------------
Operating expenses:
   Salaries, wages and benefits                                                    847,285             733,441             633,197
   Purchased transportation                                                         49,412              43,763              42,427
   Operating expenses and supplies                                                 176,764             144,702             125,936
   Operating taxes and licenses                                                     56,104              48,585              42,101
   Insurance and claims                                                             22,523              17,556              18,012
   Communications and utilities                                                     15,333              13,337              12,247
   Depreciation and equipment leases                                                64,869              50,866              47,519
   Building and office equipment rents                                              15,762              13,283              13,485
   Amortization of intangible assets                                                 2,477               2,583               3,020
   Other operating expenses                                                          9,265               8,799               8,854
   Red Star restructuring charge (note 10)                                           4,050                  --                  --
                                                                           ---------------     ---------------     ---------------
Total operating expenses                                                         1,263,844           1,076,915             946,798
                                                                           ---------------     ---------------     ---------------
Income from operations                                                              67,128              67,543              69,666
                                                                           ---------------     ---------------     ---------------
Non-operating income (expense):
   Interest expense                                                                (12,144)             (8,884)             (9,081)
   Interest income                                                                     649                 707                 664
   Other, net                                                                         (704)               (878)             (2,011)
                                                                           ---------------     ---------------     ---------------
Total non-operating expense                                                        (12,199)             (9,055)            (10,428)
                                                                           ---------------     ---------------     ---------------
Net income before income taxes and extraordinary item                               54,929              58,488              59,238
Income tax expense (note 6)                                                        (23,451)            (25,150)            (25,882)
                                                                           ---------------     ---------------     ---------------
Net income before extraordinary item                                                31,478              33,338              33,356
                                                                           ---------------     ---------------     ---------------
Extraordinary item (note 3)                                                             --                  --             (1,291)
                                                                           ---------------     ---------------     ---------------
Net income                                                                 $        31,478     $        33,338     $        32,065
                                                                           ---------------     ---------------     ---------------
Average shares outstanding                                                      22,451,280          22,122,590          22,141,953

Earnings per common share:
   Net income before extraordinary item                                    $          1.41     $          1.51     $          1.51
   Extraordinary item (note 3)                                                          --                  --               (0.06)
                                                                           ---------------     ---------------     ---------------
   Net income                                                              $          1.41     $          1.51     $          1.45
                                                                           ---------------     ---------------     ---------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 28, 1996, December 30, 1995 and December 31, 1994 (Thousands of dollars, except per share amounts)


                                                                                                                             Total
                                              Common            Paid in            Retained            Treasury        Stockholders'
                                              Stock             Capital            Earnings               Stock              Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1994             $           234    $        173,920    $        27,867       $     (21,512)     $      180,509

   Net income                                    --                  --             32,065                  --              32,065
   Dividends declared                            --                  --             (8,153)                 --              (8,153)
   Employee stock transactions
       and other                                 --               1,367                 --               2,306               3,673
                                    ---------------    ----------------    ---------------     ---------------     ---------------

Balance December 31, 1994                       234             175,287             51,779             (19,206)            208,094

   Net income                                    --                  --             33,338                 --               33,338
   Dividends declared                            --                  --             (8,172)                --               (8,172)
   Vesting of restricted stock
       award                                     --                 250                 --                 --                  250
   Purchase of common stock                      --                  --                 --              (3,921)             (3,921)
   Employee stock transactions
       and other                                 --                 841                 --               2,722               3,563
                                    ---------------    ----------------    ---------------     ---------------     ---------------

Balance December 30, 1995                       234             176,378             76,945             (20,405)            233,152

   Net income                                    --                  --             31,478                 --               31,478
   Dividends declared                            --                  --             (8,315)                --               (8,315)
   Vesting of restricted stock
       award                                     --                 250                 --                 --                  250
   Employee stock transactions
       and other                                 --               3,641                 --               9,054              12,695
                                    ---------------    ----------------    ---------------     ---------------     ---------------
Balance December 28, 1996           $           234    $        180,269    $       100,108     $      (11,351)     $       269,260
                                    ---------------    ----------------    ---------------     ---------------     ---------------





See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 28, 1996, December 30, 1995 and December 31, 1994 (Thousands of dollars, except per share amounts)

                                                                                 52 weeks            52 weeks            52 weeks
                                                                              December 28,        December 30,        December 31,
                                                                                     1996                1995                1994
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income from continuing operations                                   $        31,478     $        33,338     $        33,356
       Reconciliation to net cash provided by operating activities:
           Depreciation                                                             61,397              47,747              41,286
           Amortization of intangible assets                                         2,477               2,583               3,020
           Deferred taxes                                                            3,298               5,216               1,203
           (Gain) loss on sale of property and equipment                            (1,283)             (1,958)                 84
           Increase in other liabilities                                            11,647               2,921               6,847
           Changes in working capital affecting operations:
                Increase in accounts receivable                                    (39,767)             (7,752)            (18,109)
                (Increase) decrease in other current assets                            455              (4,298)               (565)
                Increase in accounts payable                                         5,525               3,458               7,424
                Increase in accrued liabilities                                     10,276               6,733              13,360
           Other, net                                                                2,096               1,161               1,309
                                                                           ---------------     ---------------     ---------------
Net cash provided by operating activities                                           87,599              89,149              89,215
                                                                           ---------------     ---------------     ---------------
Cash flows from investing activities:
     Capital expenditures                                                          (94,057)           (116,675)            (68,836)
     Proceeds from sale of property and equipment                                    4,246               3,792               2,325
     Acquisitions                                                                  (31,265)                 --                  --
                                                                           ---------------     ---------------     ---------------
Net cash used in investing activities                                            (121,076)           (112,883)            (66,511)
                                                                           ---------------     ---------------     ---------------
Cash flows from financing activities:
     Capital contributions                                                             250                 250                  --
     Dividends paid                                                                 (8,252)             (8,172)             (8,136)
     Purchase of common stock                                                           --              (3,921)                 --
     Proceeds from sale of treasury stock                                            3,195               3,563               3,673
     Proceeds from long-term bank debt                                              41,000              38,000              15,000
     Payments on long-term bank debt                                                  (333)             (6,334)            (33,516)
                                                                           ---------------     ---------------     ---------------
Net cash provided by (used in) financing activities                                 35,860              23,386             (22,979)
                                                                           ---------------     ---------------     ---------------
Net increase (decrease) in cash                                                      2,383               (348)                (275)

Cash at beginning of year                                                            1,707               2,055               2,330
                                                                           ---------------     ---------------     ---------------
Cash at end of year                                                        $         4,090     $         1,707     $         2,055
                                                                           ---------------     ---------------     ---------------


Supplemental disclosure of cash flow information:
Cash paid during the year for:
         Interest                                                          $        11,715     $         8,390     $         8,334
         Income taxes                                                               18,105              20,507              25,003


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per share amounts)



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of USFreightways and its wholly owned subsidiaries (the Company). Effective May 3, 1996, the Company's shareholders approved a name change from TNT Freightways Corporation to USFreightways Corporation. The Company's operations are further discussed in periodic SEC filings. Intercompany balances and transactions have been eliminated.

The Company reports on a 52/53-week fiscal year basis concluding on the Saturday nearest to December 31. The three fiscal years covered in the consolidated financial statements ended on December 28, 1996, December 30, 1995 and December 31, 1994.

Revenue Recognition

Transportation revenue is recognized when freight is picked up from the customer, at which time the related estimated expenses of performing the total transportation services are accrued.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Although actual results could differ from estimates, significant adjustments historically have not been required.


(2)  PROPERTY AND EQUIPMENT

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over periods ranging from three to ten years for the majority of equipment and 30 years for buildings. Property and equipment at December 28, 1996 and December 30, 1995 consist of the following:

                                             December 28,        December 30,
                                                    1996                1995
                                         ---------------         ------------
Land                                     $        53,904     $        49,158
Buildings and leasehold improvements             114,513              99,425
Equipment                                        486,860             403,573
Furniture and fixtures                            11,222               8,983
Data processing equipment                         28,713              22,032
                                         ---------------     ---------------

                                         $       695,212     $       583,171
Less accumulated depreciation                    299,712             244,325
                                         ---------------     ---------------
                                         $       395,500     $       338,846
                                         ---------------     ---------------


(3)  INTANGIBLE ASSETS - EXTRAORDINARY ITEM

Intangible assets primarily represent goodwill which is amortized on a straight-line basis over 40 years. The carrying value of goodwill is reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable through projected undiscounted future operating cash flows. No reduction of the carrying value has been required for any year.

In August 1994, Congress passed the Federal Aviation Administration Authorization Act of 1994 which includes provisions that effectively preempt states from regulating intrastate operations. Accordingly, in the third quarter of 1994 the Company recorded, as an extraordinary item, the write off of its remaining carrying values of intrastate operating rights resulting in an extraordinary charge of $1,291, net of income taxes of $992.

                                   PAGE 10
(4)  OPERATING LEASES

The Company leases certain terminals, vehicles and data processing equipment under long-term lease agreements that expire in various years through 2011.

The following is a schedule of future minimum rental payments on leases that have initial or remaining non-cancelable lease terms in excess of one year at December 28, 1996.


Fiscal Year                                             Payments
                                                    ------------
1997                                                $     17,278
1998                                                      14,946
1999                                                      10,866
2000                                                       3,086
2001                                                       3,356
Subsequent years                                           4,027
                                                      ----------
                                                    $     53,559

Rental expense in the accompanying consolidated statements of operations for the years ended December 28, 1996, December 30, 1995 and December 31, 1994, was $23,960, $19,804 and $20,700, respectively.

(5)  LONG-TERM DEBT

Long-term debt at December 28, 1996 and December 30, 1995 consists of the following:


                                         December 28,        December 30,
                                                1996                1995
                                      --------------      --------------
Unsecured notes (a)                  $       100,000     $       100,000
Unsecured lines of credit (b)                 78,000              37,000
Other                                            333                 666
                                     ---------------     ---------------
                                             178,333             137,666
Less current maturities                          333                 333
                                     ---------------     ---------------
                                     $       178,000     $       137,333
                                     ---------------     ---------------

(a) In May 1993, the Company issued $100,000 principal amount of unsecured notes. The notes mature on May 1, 2000 and bear interest at 6 5/8%, payable semi-annually. The notes are not subject to redemption prior to maturity and have no sinking fund requirements. Based upon the Company's incremental borrowing rates for similar types of borrowing arrangements, the fair value of the notes at December 28, 1996 was approximately $100,000.

(b) At December 28, 1996, the Company has outstanding borrowings of $78,000 and standby letters of credit outstanding of $46,116 on an unsecured credit facility expiring September 30, 2000. This facility is with a syndicate of commercial banks and provides revolving credit of $160,000 of which $100,000 can be used for standby letters of credit. The credit facility allows interest rates for funds borrowed based on either Prime or LIBOR. The weighted average interest on borrowings at December 28, 1996 was 5.8%.

The aggregate annual maturities of debt at December 28, 1996 are as follows:

Fiscal Year                                                 Amount
                                                       -----------
1997                                               $           333
1998                                                             0
1999                                                             0
2000                                                       178,000
                                                      ------------
                                                   $       178,333
                                                      ------------
The Company has an interest rate protection contract which limits the maximum LIBOR rate on $40,000 loaned to the Company at 5.5% for a four year period ending August 1997. As of December 28, 1996, the fair value of the interest rate protection contract does not differ materially from the carrying value.

                                   PAGE 11
(6)  INCOME TAXES

A reconciliation of the statutory Federal income tax rate with the effective income tax rate is as follows:



                                                                                  52 weeks            52 weeks            52 weeks
                                                                              December 28,        December 30,        December 31,
                                                                                      1996                1995                1994
----------------------------------------------------------------------------------------------------------------------------------
Federal income tax at statutory rate                                       $        19,225     $        20,471     $        20,733
State income tax                                                                     2,724               3,195               3,155
Goodwill amortization                                                                  823                 766                 766
Other                                                                                  679                 718               1,228
                                                                           ---------------     ---------------     ---------------
Total income tax expense                                                   $        23,451     $        25,150     $        25,882
                                                                           ---------------     ---------------     ---------------


The components of the provision for income taxes are as follows:

                                                                                  52 weeks            52 weeks            52 weeks
                                                                             December 28,         December 30,        December 31,
                                                                                      1996                1995                1994
----------------------------------------------------------------------------------------------------------------------------------
Current expense:
     Federal                                                               $        15,610     $        16,024     $        20,571
     State                                                                           4,543               3,910               4,108
                                                                           ---------------     ---------------     ---------------
                                                                                    20,153              19,934              24,679
                                                                           ---------------     ---------------     ---------------
Deferred expense:
     Accelerated depreciation                                                        8,555               8,499               7,216
     Insurance and claims                                                           (5,036)             (1,841)             (3,974)
     Vacation pay                                                                      597              (1,111)               (224)
     Other                                                                            (818)               (331)             (1,815)
                                                                           ---------------     ---------------     ---------------
                                                                                     3,298               5,216               1,203
                                                                           ---------------     ---------------     ---------------

Total income tax expense                                                   $        23,451     $        25,150     $        25,882
                                                                           ---------------     ---------------     ---------------


The following is a summary of the components of the deferred tax assets and liabilities at December 28, 1996 and December 30, 1995:

                                                                                                  December 28,        December 30,
                                                                                                         1996                1995
                                                                                                  -----------         ------------



Deferred tax assets:
     Allowance for doubtful accounts and revenue adjustments                                   $         4,825     $         4,224
     Insurance and claims                                                                               26,294              21,258
     Vacation pay                                                                                        6,143               6,740
     Other                                                                                               2,670               2,114
                                                                                               ---------------     ---------------
                                                                                               $        39,932     $        34,336
                                                                                               ---------------     ---------------
Deferred tax liabilities:
     Property and equipment, principally due to accelerated depreciation                       $        64,012     $        55,118
                                                                                               ---------------     ---------------

(7)  EMPLOYEE BENEFIT PLANS

The Company maintains a salary deferral 401(k) plan covering substantially all employees who are not members of a collective bargaining unit and who meet specified service requirements. Contributions are based upon participants' salary deferrals and compensation and are made within Internal Revenue Service limitations. For the years ended December 28, 1996, December 30, 1995 and December 31, 1994, Company contributions for these plans were $5,715, $4,876 and $4,470, respectively. The Company does not offer unfunded post-employment benefits or post-retirement benefits.

The Company contributes to several union-sponsored multi-employer pension plans. These plans are not administered by the Company, and contributions are determined in accordance with provisions of negotiated labor contracts. The Multi-employer Pension Plan Amendments Act of 1980 established a continuing liability to such union-sponsored pension plans for an allocated share of each plan's unfunded vested benefits upon substantial or total withdrawal by the Company or upon termination of the pension plans. To date, no withdrawal or termination has occurred or is contemplated. For the years ended December 28, 1996, December 30, 1995 and December 31, 1994, Company contributions for these pension plans were $45,094, $39,428 and $31,299, respectively.


(8)  COMMON STOCK

The Company maintains an employee stock purchase plan which provides for the purchase of an aggregate of not more than 900,000 shares of the Company's common stock. Each eligible employee may designate the amount of regular payroll deductions, subject to a yearly maximum, that is used to purchase shares at 90% of the month-end market price.

The Company maintains stock option plans that provide for the granting of options to key employees and non-employee directors to purchase an aggregate of not more than 1,510,000 shares of the Company's common stock. Stock options issued pursuant to the plans are exercisable for periods up to 10 years from the date an option is granted. At December 28, 1996 there were 145,200 shares available for granting under the plans.

In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans, and accordingly, does not recognize compensation cost. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date, as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                                       1996                1995
--------------------------------------------------------------------------------
Net income--as reported                     $        31,478     $        33,338
Net income--pro forma                                31,049              33,163
Earnings per share--as reported                        1.41                1.51
Earnings per share--pro forma                          1.38                1.50


As prescribed under SFAS No. 123, pro forma net income amounts presented above reflect only options granted in 1996 and 1995 since compensation costs for options granted prior to January 1, 1995 are not considered. Compensation cost for options granted in 1996 and 1995 is reflected over the options' vesting periods ranging from two to five years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: dividend yield of 1.58% for all years; expected volatility of 35.69%; risk-free interest rates at grant date ranging from 6.07 to 7.46%; and expected lives of 6.4 years.

                                        PAGE 13
(8) COMMON STOCK (CONTINUED)

A summary of the status of the Company's stock option plans as of December 28, 1996 and December 30, 1995, and changes during the years ended on those dates is presented below:


                                                                  December 28, 1996                      December 30, 1995
                                                               ---------------------------             -------------------

                                                                              Weighted-avg                            Weighted-avg
                                                                 Shares     Exercise Price              Shares      Exercise Price
                                                       ----------------     ---------------    ---------------    -----------------
Outstanding at beginning of year                                758,800     $         16.21            823,400     $         15.72
Granted                                                         479,000               19.49             58,500               22.80
Exercised                                                       (92,900)              13.65            (79,700)              13.53
Forfeited                                                       (37,650)              16.16            (43,400)              20.47
                                                       ----------------                        ---------------
Oustanding at end of year                                     1,107,250               17.84            758,800               16.21
                                                       ----------------                        ---------------
Options exercisable at year end                                 448,220              15.65             399,330               15.19
                                                       ----------------                        ---------------
Weighted-average fair value of
   options granted during the year                $                8.18                        $          9.59


The following table summarizes information about stock options outstanding at December 28, 1996:


                                                             Outstanding Options                       Options Exercisable
                                                             -------------------                       -------------------
                                         Number        Weighted-avg                                    Number
                  Range of          Outstanding           Remaining         Weighted-avg          Exercisable         Weighted-avg
          Estimated Prices          at 12/28/96    Contractual Life       Exercise Price          at 12/28/96       Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
       $     13.00 - 15.00              438,550          5.81 years        $       13.92              354,700        $       13.97
             18.25 - 19.63              479,000          9.50                      19.48                    0                    0
             22.50 - 23.63              189,700          7.53                      22.77               93,520                22.80
                                 --------------                                                 -------------
                                      1,107,250          7.70                      17.84              448,220                15.81
                                 --------------                                                 -------------



In February, 1994 the Board of Directors approved a stockholder rights plan designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. At that time, the Company declared a distribution of one right for each share of common stock outstanding (effected as a stock dividend) to stockholders of record as of February 11, 1994 and generally to shares issuable under the Company's stock option plans. Each right entitles holders to buy one-hundredth (1/100) of a share of the Company's newly designated Series A Junior Participating Cumulative Preferred Stock, $0.01 par value per share, for a purchase price of $110.00. Each right is exercisable ten days after the acquisition of 15% or more of the Company's voting stock, or the commencement of a tender or exchange offer under which the offeror would own 19.9% or more of the Company's stock. In the event of a proposed takeover meeting certain additional conditions, the rights could be exercised by all holders other than the takeover bidder at an exercise price of half of the current market price of the Company's common stock. This would have the effect of significantly diluting the holdings of the takeover bidder. These rights expire on February 3, 2004.

(9) COMMITMENTS AND CONTINGENCIES

The Company is routinely involved in a number of legal proceedings and claims arising in the ordinary course of business, primarily involving claims for bodily injury and property damage incurred in the transportation of freight. The estimated liability for claims included in liabilities, both current and long-term, reflects the estimated ultimate cost of self-insured claims incurred, but not paid, for bodily injury, property damage, cargo loss and damage, and workers' compensation. In the opinion of management, the outcome of these matters is not expected to have any material adverse effect on the consolidated financial position or results of operations of the Company and have been adequately provided for in the financial statements.

At December 28, 1996, the Company had capital purchase commitments of approximately $1,928 for land and improvements, $22,524 for transportation equipment, and $2,078 for other equipment.


(10) RESTRUCTURING CHARGE

During the fourth quarter, management authorized a restructuring charge at its USF Red Star subsidiary. The pre-tax restructuring charge of $4,050 relates primarily to ongoing lease commitments for terminals no longer occupied and severance paid in connection with the reduction of personnel.


(11) ACQUISITIONS

During 1996, the Company acquired all the outstanding shares of Interamerican, a contract warehousing company, and the general commodities business of Transus for an aggregate amount of $40,765.


(12) SUBSEQUENT EVENT

On February 10, 1997, the Company sold 3,105,000 shares of its Common Stock under a Registration Statement effective as of February 3, 1997. The net proceeds of the offering of approximately $69,000 were used principally to reduce the outstanding borrowings under the Company's unsecured bank credit facility.


(13) QUARTERLY FINANCIAL INFORMATION (unaudited)

                                                                           Quarter
                                                                           -------
                                              First              Second              Third              Fourth               Total
                                              -----              ------              -----              ------               -----
Fiscal Year Ended December 28, 1996:
     Operating revenue              $       313,705    $        332,089    $       343,203     $       341,975     $     1,330,972
     Income from operations                  10,412              17,231             22,528              16,957              67,128
     Net income                               4,349               8,137             11,024               7,968              31,478
     Net income per share                       .20                 .37                .49                 .35                1.41
     Dividends declared per share            0.0933              0.0933             0.0933              0.0933              0.3733
     Market price per share
         (calendar quarter)         23 1/4 - 18 1/4     24 1/4 - 19 3/8    22 1/2 - 16 3/4     28 1/4 - 19 1/2

Fiscal Year Ended December 30, 1995:
     Operating revenue              $       278,923    $        287,193    $       289,964     $       288,378     $     1,144,458
     Income from operations                  16,437              19,462             17,326              14,318              67,543
     Net income                               8,136               9,767              8,739               6,696              33,338
     Net income per share                       .37                 .44                .40                 .30                1.51
     Dividends declared per share            0.0933              0.0933             0.0933              0.0933              0.3733
     Market price per share
         (calendar quarter)       28 11/16 - 20 1/4         25 - 18 1/8    24 3/8 - 17 3/4     21 1/8 - 16 1/4


                                             PAGE 15
STATISTICAL INFORMATION

               Operating Operating LTL Tons       LTL            Terminals Tractors  Trailers  Employees
               Revenue   Ratio                    Shipments
               (millions)          (thousands)    (thousands)
               --------- --------- -----------    -----------    --------- --------  --------  ---------
Holland   96   $ 595.4    91.4%    3,291.2         5,347.3            48       2,751     5,265     6,167
          95     527.4    91.7%    2,924.7         4,750.5            47       2,507     4,487     5,490
Red Star  96   $ 196.4   102.0%      940.1         1,968.1            26         925     2,132     2,254
          95     200.7   101.1%      955.5         2,038.3            32         932     2,159     2,295
Reddaway  96   $ 178.0    94.8%      751.2         1,585.3            55         938     2,519     2,225
          95     163.5    92.6%      752.7         1,602.1            58         875     2,202     2,144
Bestway   96   $ 113.1    89.4%      545.7         1,027.4            25         548     1,785     1,271
          95     107.6    90.6%      509.7           967.3            26         520     1,690     1,206
Dugan     96   $ 148.5    97.8%      777.1         1,471.9            57         818     2,504     1,923
          95      76.5    93.2%      348.4           661.2            41         441       977     1,007
Logistics 96   $  85.6    96.9%       NA            NA              NA           544     1,345     1,484
          95      64.1    95.3%       NA            NA              NA           447     1,057       914
