Form 10-K, Exhibit 13
period 1998-01-03
USFREIGHTWAYS CORP
filed 1998-04-01
CIK 881791

PAGE F1


Selected Consolidated Financial Data (Thousands of dollars, except per share amounts)


Fiscal Year                                               1997            1996             1995            1994             1993
------------------------------------------------------------------------------------------------------------------------------------
Statements of Operations
Operating Revenue                                 $  1,565,249    $  1,330,972     $  1,144,458    $  1,016,464     $    898,920
Income from operations                                 105,010          67,128 (1)       67,543          69,666           61,222

Interest expense, net                                   (7,423)        (11,495)          (8,177)         (8,417)          (7,391)
Other non-operating expense                                (92)           (704)            (878)         (2,011)          (1,683)
------------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations
   before income  taxes                                 97,495          54,929           58,488          59,238           52,148

Income tax expense                                     (40,914)        (23,451)         (25,150)        (25,882)         (23,603)
------------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                   56,581          31,478           33,338          33,356           28,545

Discontinued operations                                      -               -                -               -           (1,197)
Extraordinary item - operating rights                        -               -                -          (1,291)               -
------------------------------------------------------------------------------------------------------------------------------------

Net income                                        $     56,581    $     31,478(1)  $     33,338    $     32,065     $     27,348
------------------------------------------------------------------------------------------------------------------------------------

Basic Earnings Per Share
Net income per share from continuing operations   $       2.21    $       1.41(1)     $    1.52    $       1.53     $       1.26
Net income per share                                      2.21            1.41(1)          1.52            1.47             1.21

Diluted Earnings Per Share
Net income per share from continuing operations   $       2.19    $       1.40(1)     $    1.51    $       1.51     $       1.25
Net income per share                                      2.19            1.40(1)          1.51            1.45             1.20

Cash dividends declared per share                 $       0.37    $       0.37        $    0.37    $       0.37     $       0.37

Operating Statistics
LTL trucking companies (in thousands)
Total tons                                               8,579           7,732            6,835           6,210            5,977
Total shipments                                         12,857          11,590           10,187           9,045            8,762

Balance Sheets
Assets:
Current assets                                    $    237,116    $    203,577     $    158,611    $    144,615     $    122,770
Property and equipment, net                            448,315         395,500          338,846         272,264          247,123
Intangible assets, net                                 104,407          79,559           69,918          72,194           77,132
Other assets                                             9,697           9,872           10,819          11,929           13,755
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                      $    799,535    $    688,508     $    578,194    $    501,002     $    460,780

Liabilities and Stockholders' Equity:
Current liabilities                               $    181,714    $    144,348     $    128,484    $    118,447     $     97,744
Long-term debt                                         115,000         178,000          137,333         105,667          124,085
Other non-current liabilities                          110,621          96,900           79,225          68,794           58,442
Total stockholders' equity                             392,200         269,260          233,152         208,094          180,509
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity                           $    799,535    $    688,508     $    578,194    $    501,002     $    460,780
------------------------------------------------------------------------------------------------------------------------------------


(1) Income from operations, net income and earnings per share are after the USF Red Star restructuring charge of $4,050 before income tax, equivalent to $0.10 per share, net of tax.

                              PAGE F2



Management's Discussion and Analysis of Financial Condition and
Results of Operations


Fiscal Year Ended  January 3, 1998,  Compared  to Fiscal  Year Ended
December 28, 1996 Operating revenue for the 53 weeks ended January 3, 1998 ("Fiscal 1997") increased by $234,277,000 (17.6%) to $1,565,249,000 from
$1,330,972,000  for the 52 weeks ended December  28, 1996  ("Fiscal  1996").
The extra week in Fiscal 1997 (which occurs only once every five or six years) contributed approximately $20,600,000 in revenue but had a negative impact on earnings of approximately $0.04 per share because the New Year's holiday fell during that week. The Company's regional less-than-truckload ("LTL") trucking companies' revenue increased by $177,726,000 (a 14.4% increase over the prior year) to $1,409,086,000 in Fiscal 1997 from $1,231,360,000 in
Fiscal 1996 primarily as a result of new customers, closure of certain competitors and expanded business from existing customers. In Fiscal 1997, LTL shipments increased by 10.9% while average revenue per LTL shipment increased by 3.4% compared to Fiscal 1996. Additionally, in Fiscal 1997 LTL tonnage increased by 12.1% while revenue per LTL hundredweight increased by 2.4% compared to Fiscal 1996. At the Company's logistics subsidiaries, USF Logistics and USF Distribution Services, operating revenue grew by $20,698,000 from $85,601,000 in Fiscal 1996 to $106,299,000 in Fiscal 1997
(a 24.2% increase over the prior year) primarily due to the addition of new customers at USF Logistics and a full year of revenue at Interamerican, a provider of warehousing, transportation, distribution and other logistics services, which was acquired on July 1, 1996. USF Seko Worldwide, a domestic and international freight forwarder which was acquired on September 30, 1997, contributed $31,813,000 revenue in Fiscal 1997, and operated at an annualized revenue of approximately $120,000,000 at the time of acquisition.

In Fiscal 1997, the LTL regional trucking companies accounted for 90.0% of consolidated operating revenue, whereas the logistics, freight forwarding and other subsidiaries accounted for 10.0%. In Fiscal 1996, the LTL regional trucking companies accounted for 92.5% of all consolidated operating revenue, the logistics and other subsidiaries for 7.5%.

Operating income in Fiscal 1997 was enhanced by a relatively mild winter, a stable pricing environment and a strong economy unlike Fiscal 1996 which was adversely impacted by severe weather during the winter months, intense industry competitive pricing and a somewhat sluggish economy in the first half of the year. A fuel surcharge, which was implemented to partially offset the increase in fuel prices in the summer of Fiscal 1996, remained in effect throughout most of Fiscal 1997. The turnaround achieved at USF Red Star during the fourth quarter of Fiscal 1996 continued through Fiscal 1997 as it reported modest profits during each of the four quarters in Fiscal 1997.

Income from operations increased by 56.4% to $105,010,000 in Fiscal 1997 from $67,128,000, in Fiscal 1996, which is after the $4,050,000 restructuring charge at USF Red Star. This increase results from higher income at each of the regional carriers, additional profits from a full year of operations at Interamerican and the last quarter Fiscal 1997 profits at
USF Seko Worldwide. Following the  acquisition of USF Seko  Worldwide, the Company's statement of operations has fundamentally changed because the relative importance of certain expenses in the freight forwarding business is different than in the LTL trucking business. Typically, salaries, wages and benefits will approximate 5% to 10% of a freight forwarder's operating revenue while purchased transportation (consisting of airlift, pickup and delivery costs and agents' commissions) will approximate 80% to 90% of operating revenue. On the other hand, salaries, wages and benefits for regional trucking companies will approximate 60% and purchased transportation will approximate 3% to 4% of operating revenue. In Fiscal 1997, the Company's total operating expenses (including amortization of intangible assets) to operating revenue improved to 93.3% from 95.0% in Fiscal 1996. The improvement in salaries, wages and benefits to 62.1% in Fiscal 1997 from 63.7% in
Fiscal 1996 was virtually offset by an increase in purchased transportation to 5.4% in Fiscal 1997 from 3.7%, in Fiscal 1996, both of which were a direct result of the inclusion of USF Seko Worldwide's results in Fiscal 1997. The principal reduction in total operating expenses occurred in the Other operating expenses category which improved to 19.5% of Fiscal 1997 operating revenue compared to 20.9% of Fiscal 1996 operating revenue. This reduction results from the favorable impact of a fuel surcharge that was in effect for all of Fiscal 1997, except at USF Holland where the fuel surcharge ended in late June 1997, compared to its being in effect only during the last half of Fiscal 1996. Depreciation and amortization expense improved to 4.5% of Fiscal 1997 operating revenue from 4.7% of Fiscal 1996 operating revenue due to improvements in equipment utilization and selective purchasing of used transportation equipment. The non-recurring USF Red Star restructure charge amounted to 0.3% of Fiscal 1996 operating revenue.

                              PAGE F3

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Interest expense, as a percentage of operating revenue, decreased to 0.5% in Fiscal 1997 from 0.9% in Fiscal 1996 as the net proceeds of $69,431,000 from the Company's sale of 3,105,000 shares in February 1997 allowed the Company to remain basically free of bank debt during the year.

Fiscal Year Ended  December  28,  1996  Compared to Fiscal Year Ended
December 30, 1995 Operating revenue for the 52 weeks ended December 28, 1996 ("Fiscal 1996") increased by $186,514,000 (16.3%) to $1,330,972,000 from
$1,144,458,000 for the 52 weeks ended December 30, 1995 ("Fiscal 1995"). Of the total operating revenue increase, the regional less-than-truckload ("LTL") trucking companies accounted for $155,704,000 (a 14.5% increase over the prior year) primarily as a result of new customers, expanded business from existing customers and the acquisition of Transus in the Southeast. Effective January 1, 1996, USF Dugan acquired the business of Transus, a Southeastern LTL motor carrier, which included 29 terminals, some of which were operating in cities where USF Dugan previously had an existing presence.



Those terminal locations, which were duplicated in both systems, were consolidated. Also, during January 1996, USF Reddaway andUSF United successfully completed a merger of their separate operating systems resulting in elimination of four redundant terminal locations. Finally, as a result of restructuring its operations during 1996, USF Red Star reduced its terminals by six to 26 with no loss in geographic coverage.

In Fiscal 1996, LTL shipments increased by 15.4% while average revenue per LTL shipment declined by 0.5% compared to Fiscal 1995. Additionally, in Fiscal 1996 LTL tonnage increased by 16.4% while revenue per LTL hundredweight declined by 1.4% compared to Fiscal 1995. At the Company's logistics subsidiaries, USF Logistics and USF Distribution Services, operating revenue grew by $21,508,000 from $64,093,000 in Fiscal 1995 to $85,601,000 in
Fiscal 1996 (a 33.6% increase over the prior year) primarily due to the addition of new customers at USF Logistics and its acquisition of Interamerican, a provider of warehousing, transportation, distribution and other logistics services, effective July 1, 1996.

In Fiscal 1996, the LTL regional trucking companies accounted for 92.5% of consolidated operating revenue; the logistics and other subsidiaries accounted for 7.5%. In Fiscal 1995, the LTL regional trucking companies accounted for 94.0% of all consolidated operating revenue, the logistics and other subsidiaries for 6.0%.

Operating income in the first half of 1996 was adversely impacted by severe weather during the winter months, intense industry competitive pricing and a somewhat sluggish economy. In the last half of the year, industry pricing firmed, the economy improved, and revenue growth returned to double digits. A fuel surcharge was also implemented to partially offset the increase in fuel prices. A turnaround was achieved at USF Red Star during the fourth quarter where, despite a 5.2% reduction in total revenue, the operating ratio improved from 104.3% in the 1995 fourth quarter to 99.5% in the 1996 fourth quarter, before a restructuring charge discussed below. The improvement at USF Red Star resulted from an increase in yield per shipment of 5.6% together with a significant reduction in operating costs resulting from strict cost control.

                              PAGE F4

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Income from operations, after a $4,050,000 restructuring charge at USF Red Star, decreased by 0.6% to $67,128,000 in Fiscal 1996 from $67,543,000 in Fiscal 1995. The restructuring charge at USF Red Star related primarily to ongoing lease commitments for terminals no longer occupied and to severance pay incurred in connection with the reduction in personnel. The Company anticipates that no further charges against its operations will occur as a result of the USF Red Star restructuring which occurred during Fiscal 1996. The decline in revenue per shipment, costs incurred associated with the acquisition of Transus, and the USF Red Star restructuring charge were major factors in the reduction in operating income. Other operating expenses increased to 20.9% of operating revenue in Fiscal 1996 from 20.4% in Fiscal 1995, mainly due to higher fuel costs incurred which were not recovered by surcharges in the first half of the year. Depreciation and amortization increased to 4.7% of operating revenue during Fiscal 1996 from 4.2% in Fiscal 1995 due mainly to revenue equipment acquired with the purchase of Transus. These cost increases were partially offset by a reduction in salaries, wages and benefits from 64.1% in Fiscal 1995 to 63.7% in Fiscal 1996 due mainly to personnel reductions at USF Red Star and improved operating efficiencies at USF Holland.

Interest expense, as a percentage of operating revenue, increased slightly to 0.9% in Fiscal 1996 from 0.8% in Fiscal 1995 despite a decrease in average interest rates of approximately 0.4%, as average debt outstanding increased due to the acquisitions of Transus and Interamerican and capital expenditures.

Liquidity and Capital Resources The Company generated $137,058,000 in cash flows from operating activities during Fiscal 1997. Capital expenditures during the year amounted to $155,588,000, of which $91,093,000 was for revenue equipment, $18,836,000 for terminals, $18,880,000 for other assets and $26,779,000 for the cash acquisitions of USF Seko Worldwide, an airfreight forwarding company, and Mercury Distribution, an LTL general commodities carrier located in the Northeast. Capital expenditures for Fiscal 1996 amounted to $134,822,000 including $40,765,000 for the acquisitions of Transus and Interamerican. In light of current business levels, management expects that capital expenditures during the fiscal year ending on January 2, 1999 ("Fiscal 1998") will approximate $140,000,000 to $160,000,000.

In February 1997, the Company sold 3,105,000 of its shares in a public offering. The net proceeds from the sale, amounting to approximately $69,431,000 were initially used to repay outstanding debt under the Company's revolving credit facility.

In November 1997, the Company replaced its existing $160,000,000 revolving credit facility with a new $200,000,000 revolving credit facility through a syndicate of commercial banks. The new facility expires in 2002 and allows up to $100,000,000 for standby letters of credit to cover the Company's self insurance program, and has optional pricing of interest rates, including LIBOR or Prime base rates. The facility has an annual fee and contains customary financial covenants including maintenance of minimum net worth and funded debt to cash flow. During Fiscal 1997, all borrowings were drawn at LIBOR base rates, with a weighted average interest rate for the year of 5.9%, excluding fees charged on the facility. At January 3, 1998 the Company had borrowed $15,000,000 and had $47,439,000 outstanding letters of credit under this facility.

                              PAGE F5

Management's Discussion and Analysis of Financial Condition and
Results of Operations

In addition to the revolving credit facility, the Company maintains four uncommitted lines of credit, which provide $39,000,000 short-term funds at rates approximating LIBOR. These facilities are used in concert with a centralized cash management system to finance short-term working capital needs, thereby enabling the Company to maintain minimal cash balances.

In management's opinion, cash flows from operating activities and funding from its revolving credit facilities are adequate to finance the Company's anticipated business activity in Fiscal 1998.

At January 3, 1998 the Company had commitments to purchase approximately $12,778,000 in land and improvements, $30,671,000 for transportation equipment and $679,000 for other equipment.

During Fiscal 1997, the Company declared cash dividends of $9,682,000.

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

In 1997, the Company began, for all of its computer systems, a year 2000 date compliance project to address all necessary changes, testing and implementation. At January 3, 1998, substantially all of the Company's internally developed systems were compliant. The Company has targeted
December 31, 1998 as its compliance project completion date. By achieving completion at December 31, 1998, the Company will have a full year to complete any additional testing of internal systems and externally provided systems. The Company does not expect the amounts that will be required to be expensed for completion of the project, over the next two years, to have a material effect on its financial position or its results of operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems. To date, confirmations have been received from the Company's primary processing vendors that plans are being developed to address processing of transactions in the year 2000.

                         PAGE F6

Independent Auditors' Report


The Board of Directors and Stockholders,
USFreightways  Corporation:

We have audited the accompanying consolidated balance sheet of USFreightways Corporation and Subsidiaries as of January 3, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USFreightways Corporation and Subsidiaries as of January 3, 1998 and the results of their operations and their cash flows for the year ended
January 3, 1998, in conformity with generally accepted accounting principles.



Arthur Andersen LLP
Chicago, Illinois
January 21, 1998




The Board of Directors and Stockholders,
USFreightways  Corporation:

We have audited the accompanying consolidated balance sheet of USFreightways Corporation and Subsidiaries as of December 28, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USFreightways Corporation and Subsidiaries as of December 28, 1996 and the results of their operations and their cash flows for the two years ended December 28, 1996, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Chicago, Illinois
January 22, 1997.

                                        PAGE F7

Consolidated Balance Sheets
Years ended January 3, 1998 and December 28, 1996
(Thousands of dollars, except per share amounts)

                                                                                January 3,     December 28,
                                                                                      1998             1996
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash                                                                               6,471     $      4,090
   Accounts receivable, less allowances of $10,067 and $7,186                       187,554          157,874
   Operating supplies and prepaid expenses                                           21,176           19,096
   Deferred income taxes (note 4)                                                    21,915           22,517
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                237,116          203,577

Property and equipment:
   Land                                                                              56,542           53,904
   Buildings and leasehold improvements                                             131,543          114,513
   Equipment                                                                        563,732          486,860
   Other                                                                             48,892           39,935
                                                                                    800,709          695,212
   Less accumulated depreciation                                                   (352,394)        (299,712)
------------------------------------------------------------------------------------------------------------------------------------
Total property and equipment                                                        448,315          395,500

Intangible assets, net of accumulated amortization                                  104,407           79,559
Other assets                                                                          9,697            9,872
------------------------------------------------------------------------------------------------------------------------------------
                                                                               $    799,535     $    688,508

Liabilities and Stockholders' Equity
Current liabilities:
   Current bank debt (note 3)                                                  $        650     $        333
   Accounts payable                                                                  62,895           41,734
   Accrued salaries, wages and benefits                                              55,166           49,528
   Accrued claims and other                                                          61,059           50,442
   Income taxes payable                                                               1,944            2,311
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                           181,714          144,348

Long-term bank debt, less current maturities (note 3)                                15,000           78,000
Notes payable (note 3)                                                              100,000          100,000
Accrued claims and other                                                             58,057           50,303
Deferred income taxes (note 4)                                                       52,564           46,597
                                                                                    407,335          419,248
Stockholders' equity:
   Cumulative preferred stock, $0.01 par value per share:
      20,000,000 shares authorized, none issued                                           -               -
   Common stock, $0.01 par value per share:
      80,000,000 shares authorized, 26,080,459 and 22,594,890 issued                    265             234
   Paid in capital                                                                  251,224         180,269
   Retained earnings                                                                147,007         100,108
   Treasury stock, 463,949 and 844,518 shares                                        (6,296)        (11,351)
------------------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                          392,200         269,260
------------------------------------------------------------------------------------------------------------------------------------
                                                                               $    799,535     $   688,508

See accompanying notes to consolidated financial statements.

                                             PAGE F8

Consolidated Statements of Operations
Fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995 (Thousands of dollars, except per share amounts)


Fiscal Year                                                                1997            1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Operating revenue                                                  $  1,565,249    $  1,330,972     $  1,144,458
------------------------------------------------------------------------------------------------------------------------------------

Operating expenses:
   Salaries, wages and benefits                                         972,526         847,285          733,441
   Other operating expenses                                             304,772         277,983          233,783
   Purchased transportation                                              84,388          49,412           43,763
   Insurance and claims                                                  28,413          22,523           17,556
   Depreciation and amortization                                         70,140          62,591           48,372
   USF Red Star restructuring charge (note 8)                                 -           4,050                -
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                              1,460,239       1,263,844        1,076,915

Income from operations                                                  105,010          67,128           67,543
------------------------------------------------------------------------------------------------------------------------------------

Non-operating income (expense):
   Interest expense                                                      (8,461)        (12,144)          (8,884)
   Interest income                                                        1,038             649              707
   Other, net                                                               (92)           (704)            (878)
------------------------------------------------------------------------------------------------------------------------------------

Total non-operating expense                                              (7,515)        (12,199)          (9,055)
------------------------------------------------------------------------------------------------------------------------------------

Net income before income taxes                                           97,495          54,929           58,488
Income tax expense (note 4)                                             (40,914)        (23,451)         (25,150)
------------------------------------------------------------------------------------------------------------------------------------


Net income                                                         $     56,581    $     31,478     $     33,338
------------------------------------------------------------------------------------------------------------------------------------

Average shares outstanding-basic                                     25,544,240      22,249,499       21,912,851
Average shares outstanding-diluted                                   25,830,674      22,451,280       22,122,590


Basic earnings per common share:                                   $       2.21    $       1.41     $       1.52
------------------------------------------------------------------------------------------------------------------------------------

Diluted earnings per common share:                                 $       2.19    $       1.40     $       1.51
------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                                             PAGE F9

Consolidated Statements of Stockholders' Equity
Fiscal Years ended January 3, 1998, December 28, 1996 and December 30, 1995 (Thousands of dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Total
                                                        Common         Paid in         Retained        Treasury     Stockholders'
                                                         Stock         Capital         Earnings           Stock           Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1995                           $        234    $    175,287     $     51,779    $    (19,206)    $    208,094

   Net income                                                -               -           33,338               -           33,338
   Dividends declared                                        -               -           (8,172)              -           (8,172)
   Purchase of common stock                                  -               -                -          (3,921)          (3,921)
   Employee stock transactions and other                     -           1,091                -           2,722            3,813
------------------------------------------------------------------------------------------------------------------------------------

Balance December 30, 1995                                  234         176,378           76,945         (20,405)         233,152

   Net income                                                -               -           31,478               -           31,478
   Dividends declared                                        -               -           (8,315)              -           (8,315)
   Employee stock transactions and other                     -           3,891                -           9,054           12,945
------------------------------------------------------------------------------------------------------------------------------------


Balance December 28, 1996                                  234         180,269          100,108         (11,351)         269,260

   Net income                                                -               -           56,581               -           56,581
   Dividends declared                                        -               -           (9,682)              -           (9,682)
   Issuance of common stock                                 31          69,400                                            69,431
   Employee stock transactions and other                     -           1,555                -           5,055            6,610
------------------------------------------------------------------------------------------------------------------------------------


Balance January 3, 1998                           $        265    $    251,224     $    147,007    $     (6,296)    $    392,200
------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                                                  PAGE F10


Consolidated Statements of Cash Flows
Fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995 (Thousands of dollars)

Fiscal Year                                                                        1997            1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income from continuing operations                                    $     56,581    $     31,478     $     33,338
      Reconciliation to net cash provided by operating activities:
         Depreciation and amortization                                            70,140          62,591           48,372
         Deferred taxes                                                            6,569           3,298            5,216
         Changes in assets and liabilities excluding acquisitions:
                 Accounts receivable                                             (29,680)        (39,767)          (7,752)
                 Other current assets                                             (2,080)            455           (4,298)
                 Accounts payable                                                 21,161           5,525            3,458
                 Accrued liabilities                                              23,317          21,923            9,654
                 Other, net                                                       (8,950)          2,096            1,161
------------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                        137,058          87,599           89,149
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Capital expenditures                                                         (128,809)        (94,057)        (116,675)
   Proceeds from sale of property and equipment                                   12,887           4,246            3,792
   Acquisitions                                                                  (22,756)        (31,265)               -
------------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                           (138,678)       (121,076)        (112,883)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Dividends paid                                                                 (9,357)         (8,252)          (8,172)
   Purchase of common stock                                                            -               -           (3,921)
   Net proceeds from sale of common stock                                         69,431               -                -
   Proceeds from sale of treasury stock                                            6,610           3,445            3,813
   Proceeds from long-term bank debt                                              15,000          41,000           38,000
   Payments on long-term bank debt                                               (77,683)           (333)          (6,334)
------------------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                          4,001          35,860           23,386
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                    2,381           2,383             (348)

Cash at beginning of year                                                          4,090           1,707            2,055
------------------------------------------------------------------------------------------------------------------------------------

Cash at end of year                                                         $      6,471    $      4,090     $      1,707
------------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
   Cash paid during the year for:
      Interest                                                              $      8,508    $     11,715     $      8,390
      Income taxes                                                                32,389          18,105           20,507

   Noncash transactions: equity and notes issued in connection
        with acquisitions                                                     $    4,023     $     9,500               -


See accompanying notes to consolidated financial statements.

                                   PAGE F11

Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)

1: Summary of Significant Accounting Policies

Basis of Presentation The consolidated financial statements include the accounts of USFreightways and its wholly owned subsidiaries (the Company). The Company's operations are further discussed in periodic SEC filings. Intercompany balances and transactions have been eliminated.

The Company reports on a 52/53-week fiscal year basis concluding on the Saturday nearest to December 31. The three fiscal years covered in the consolidated financial statements ended on January 3, 1998, December 28, 1996 and December 30, 1995, respectively (Fiscal 1997, 1996 and 1995).

Revenue Recognition Transportation revenue is recognized when freight is picked up from the customer, at which time the related estimated expenses of performing the total transportation services are accrued.

Cash The Company considers demand deposits and highly liquid investments purchased with original maturities of three months or less as cash.

Property and equipment Purchases of property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over periods ranging from three to ten years for the majority of equipment and 30 years for buildings. Maintenance and repairs are charged to current operations, while expenditures that add to the life of the equipment are capitalized. When revenue equipment is traded, a gain or loss on the trade of the equipment is recognized and netted against depreciation expense.

Intangible assets These costs primarily represent goodwill which is amortized on a straight-line basis up to 40 years. The carrying value of goodwill is reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable through projected undiscounted future operating cash flows. No reduction of the carrying value has been required for any year.

Earnings Per Share Basic and diluted earnings per share are calculated under guidelines of FASB Statement No. 128. Basic earnings per share are calculated on income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated using earnings available to each share of common stock outstanding during the period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Unexercised stock options, calculated under the treasury stock method, is the only reconciling item between the Company's basic and diluted weighted earnings per share.
The number of options, included in the denominator, used to calculate diluted earnings per share are 286,434, 201,781 and 209,739 for fiscal years 1997, 1996 and 1995, respectively.

Use of Estimates Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


2: Operating Leases

The Company leases certain terminals, vehicles and data processing equipment under long-term lease agreements that expire in various years through 2011.

The following is a schedule of future minimum rental payments on leases that have initial or remaining non-cancelable lease terms in excess of one year at January 3, 1998.

Fiscal Year                                                            Payments
-------------------------------------------------------------------------------

1998                                                               $     20,014
1999                                                                     14,853
2000                                                                      9,045
2001                                                                      5,050
2002                                                                      2,528
Subsequent years                                                          2,832
-------------------------------------------------------------------------------
                                                                   $     54,322
-------------------------------------------------------------------------------

Rental expense in the accompanying consolidated statements of operations for fiscal years 1997, 1996 and 1995 was $21,863, $20,396and $19,804, respectively.

                              PAGE F12

Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)

3: Long-term Debt

Long-term debt at January 3, 1998 and December 28, 1996 consists of the following:

                                                    January 3,     December 28,
                                                         1998             1996
------------------------------------------------------------------------------

Unsecured notes (a)                               $    100,000     $    100,000
Unsecured lines of credit (b)                           15,650           78,000
Other                                                        0              333
-------------------------------------------------------------------------------
                                                       115,650          178,333
Less current maturities                                    650              333
-------------------------------------------------------------------------------
                                                  $    115,000     $    178,000
-------------------------------------------------------------------------------

(a) Unsecured notes of $100,000 are payable on May 1, 2000 and bear interest at 6 5/8%, payable semi-annually. The notes are not subject to redemption prior to maturity and have no sinking fund requirements. Based upon the Company's incremental borrowing rates for similar types of borrowing arrangements, the fair value of the notes at January 3, 1998 was approximately $100,000.

(b) In November 1997, the Company replaced its existing $160,000 revolving credit facility with a new $200,000 revolving credit facility through a syndicate of commercial banks. The new facility expires in 2002 and allows up to $100,000 for standby letters of credit to cover the Company's self-insurance program, and has optional pricing of interest rates, including LIBOR or Prime base rates. The facility has an annual fee and contains customary financial covenants including maintenance of minimum net worth and funded debt to cash flow. During Fiscal 1997, all borrowings were drawn at LIBOR base rates, with a weighted average interest rate for the year of 5.9%, excluding fees charged on the facility. At January 3, 1998 the Company had borrowed $15,000 and had $47,439 outstanding letters of credit under this facility. In addition to the revolving credit facility, the Company maintains four uncommitted lines of credit, which provide $39,000 short-term funds at rates approximating LIBOR. These facilities are used in concert with a centralized cash management system to finance short-term working capital needs, thereby enabling the Company to maintain minimal cash balances.

The aggregate annual maturities of debt at January 3, 1998 are as follows:

Fiscal Year                                                              Amount
-------------------------------------------------------------------------------

1998                                                               $        650
1999                                                                          0
2000                                                                    100,000
2001                                                                          0
2002                                                                     15,000
-------------------------------------------------------------------------------
                                                                   $    115,650
-------------------------------------------------------------------------------

The company had an interest rate cap contract, which was solely for interest rate protection, that expired in August 1997.

                         PAGE F13


Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)



   4: Income Taxes

A reconciliation of the statutory Federal income tax rate with the effective income tax rate is as follows:

Fiscal Year                                                             1997            1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Federal income tax at statutory rate                            $     34,123    $     19,225     $     20,471
State income tax                                                       4,489           2,724            3,195
Goodwill amortization                                                    955             823              766
Other                                                                  1,347             679              718
------------------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                        $     40,914    $     23,451     $     25,150

The components of the provision for income taxes are as follows:

Fiscal Year                                                               1997            1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Current expense:
   Federal                                                        $     28,427    $     15,610     $     16,024
   State                                                                 5,918           4,543            3,910
---------------------------------------------------------------------------------------------------------------
                                                                        34,345          20,153           19,934
Deferred expense:
   Accelerated depreciation                                              9,099           8,555            8,499
   Allowance for doubtful accounts and revenue adjustments               3,798            (601)            (532)
   Insurance and claims                                                 (4,659)         (5,036)          (1,841)
   Vacation pay                                                         (1,053)            597           (1,111)
   Other                                                                  (616)           (217)             201
---------------------------------------------------------------------------------------------------------------
                                                                         6,569           3,298            5,216
---------------------------------------------------------------------------------------------------------------
Total income tax expense                                          $     40,914    $     23,451     $     25,150

The following is a summary of the components of the deferred tax assets and liabilities at January 3, 1998 and December 28, 1996:

                                                                     January 3,     December 28,
                                                                          1998             1996
-----------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for doubtful accounts and revenue adjustments        $      1,027     $      4,825
   Insurance and claims                                                 30,953           26,294
   Vacation pay                                                          7,196            6,143
   Other                                                                 3,872            2,670
-----------------------------------------------------------------------------------------------
                                                                  $     43,048     $     39,932
-----------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Property and equipment, principally due to accelerated
   depreciation                                                   $     73,697     $     64,012
-----------------------------------------------------------------------------------------------



                                        PAGE F14

Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)



5: Employee Benefit Plans

The Company maintains a salary deferral 401(k) plan covering substantially all employees who are not members of a collective bargaining unit and who meet specified service requirements. Contributions are based upon participants' salary deferrals and compensation and are made within Internal Revenue Service limitations. For the fiscal years 1997, 1996 and 1995, Company contributions for these plans were $6,550, $5,715 and $4,876, respectively. The Company does not offer post-employment or post-retirement benefits.

The Company contributes to several union-sponsored multi-employer pension plans. These plans are not administered by the Company, and contributions are determined in accordance with provisions of negotiated labor contracts. The Multi-employer Pension Plan Amendments Act of 1980 established a continuing liability to such union-sponsored pension plans for an allocated share of each plan's unfunded vested benefits upon substantial or total withdrawal by the Company or upon termination of the pension plans. To date, no withdrawal or termination has occurred or is contemplated. For the fiscal years 1997, 1996 and 1995, Company contributions for these pension plans were $54,041, $45,094 and $39,428, respectively.

6: Common Stock

The Company maintains an employee stock purchase plan which provides for the purchase of an aggregate of not more than 900,000 shares of the Company's common stock. Each eligible employee may designate the amount of regular payroll deductions, subject to a yearly maximum, that is used to purchase shares at 90% of the month-end market price. At January 3, 1998; 493,110 shares had been issued under this plan.

The Company maintains stock option plans that provide for the granting of options to key employees and non-employee directors to purchase an aggregate of not more than 3,760,000 shares of the Company's common stock. Stock options issued pursuant to the plans are exercisable for periods up to 10 years from the date an option is granted. At January 3, 1998 there were 1,787,200 shares available for granting under the plans.

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

Fiscal Year                                                                1997            1996             1995
----------------------------------------------------------------------------------------------------------------
Net income - as reported                                           $     56,581    $     31,478     $     33,338
Net income - pro forma                                                   55,808          31,049           33,163

Basic earnings per share - as reported                                     2.21            1.41             1.52
Basic earnings per share - pro forma                                       2.18            1.40             1.51

Diluted earnings per share - as reported                                   2.19            1.40             1.51
Diluted earnings per share - pro forma                                     2.16            1.38             1.50

As prescribed under SFAS No. 123, pro forma net income amounts presented above reflect only options granted in 1997, 1996 and 1995 since compensation costs for options granted prior to January 1, 1995 are not considered. Compensation cost for options granted in 1997, 1996 and 1995 is reflected over the options' vesting periods ranging from two to five years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal years 1997, 1996 and 1995: dividend yield of 1.58% for all years; expected volatility ranging from 35.69% to 37.07%; risk-free interest rates at grant date ranging from 6.07% to 7.46%; and expected lives ranging from 5.69 to 6.40 years.

                                   PAGE F15

Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)



A summary of the status of the Company's stock option plans is presented below:

Fiscal Year                                               1997                            1996                              1995
-----------------------------------------------------------------------------------------------------------------------------------

                                                     Weighted-                        Weighted-                        Weighted-
                                                       Average                          Average                          Average
                                                      Exercise                         Exercise                         Exercise
                                       Shares            Price          Shares            Price          Shares            Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    1,107,250     $      17.84         758,800     $      16.21         823,400     $      15.72
Granted                               623,500            29.93         479,000            19.49          58,500            22.80
Exercised                            (279,520)           14.98         (92,900)           13.65         (79,700)           13.53
Forfeited                             (15,500)           16.52         (37,650)           16.16         (43,400)           20.47
                                       ______                           ______                           ______
Outstanding at end of year          1,435,730            23.67       1,107,250            17.84         758,800           16.21
                                       ______                           ______                           ______

Options exercisable at year end       402,690            17.74         448,220            15.65         399,330            15.19
                                       ______                           ______                           ______

Weighted-average fair value of
   options granted
      during the year             $     11.80                     $       8.18                     $       9.59

The following table summarizes information about stock options outstanding at January 3, 1998:

                                                                  Outstanding Options                        Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------

                                              Weighted Average
                                  Number             Remaining             Weighted-                Number             Weighted-
          Range of           Outstanding     Contractual Life                Average           Exercisable               Average
  Estimated Prices           at 01/03/98               (years)        Exercise Price           at 01/03/98        Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
$    13.00 - 15.00               184,350                  4.80    $            13.80               181,350    $            13.78
     18.25 - 19.63               463,000                  8.49                 19.48               114,300                 19.32
     22.50 - 24.00               214,880                  7.11                 23.05               107,040                 22.77
     25.94 - 32.00               573,500                  9.93                 30.45                     0                     0
                                 _______                                                           _______               _______
                               1,435,730                  8.38                 23.67               402,690                 17.74
                                 _______                                                           _______               _______

In February, 1994 the Board of Directors approved a stockholder rights plan designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. At that time, the Company declared a distribution of one right for each share of common stock outstanding (effected as a stock dividend) to stockholders of record as of February 11, 1994 and generally to shares issuable after that date. Each right entitles holders to buy one-hundredth (1/100) of a share of the Company's newly designated Series A Junior Participating Cumulative Preferred Stock, $0.01 par value per share, for a purchase price of $110.00. Each right is exercisable ten days after the acquisition of 15% or more of the Company's voting stock, or the commencement of a tender or exchange offer under which the offeror would own 19.9% or more of the Company's stock. In the event of a proposed takeover meeting certain additional conditions, the rights could be exercised by all holders other than the takeover bidder at an exercise price of half of the current market price of the Company's common stock. This would have the effect of significantly diluting the holdings of the takeover bidder. These rights expire on February 3, 2004.

In February 1997, the Company sold 3,105,000 of its shares in a public offering. The net proceeds from the sale, amounting to approximately $69,000,000, were initially used to repay outstanding debt under the Company' revolving credit facility.

                                   PAGE F16

Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)



7: Commitments and Contingencies

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

At January 3, 1998, the Company had capital purchase commitments of approximately $12,778 for land and improvements, $30,671 for transportation equipment, and $679 for other equipment.

8: Restructuring Charge

During the fourth quarter 1996, management authorized a restructuring charge at its USF Red Star subsidiary. The pre-tax restructuring charge of $4,050 relates primarily to ongoing lease commitments for terminals no longer occupied and severance paid in connection with the reduction of personnel. The Company anticipates that no additional charges against its future operations will be incurred as a result of this restructuring charge.

9: Acquisitions

During 1997, under the purchase method of accounting, the Company acquired all of the outstanding shares of USF Seko Worldwide Inc., an airfreight forwarding company and the general commodities business of Mercury Distribution Carriers, Inc. for an aggregate amount of $26,779 of cash and debt incurred.

During 1996, under the purchase method of accounting, the Company acquired all the outstanding shares of Interamerican, a contract warehousing company and the general commodities business of Transus for an aggregate amount of $40,765 of cash and equity issued.

10: Business Segments

The Company has elected to adopt early SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information".

The Company has seven reportable segments: LTL trucking group (five regional carriers), logistics and freight forwarding. The LTL trucking group provides overnight and second-day delivery of general commodities throughout the United States and into Canada. The Company's logistics subsidiaries provide solutions to customers' logistics and distribution requirements. The Company's freight forwarding subsidiaries provide domestic and international air and ocean freight service through both exclusive and non-exclusive agents. The reportable segments are managed separately because each business has differing customer requirements, either as a result of the regional environment of the country or differences in products and services offered.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intangible assets are included in each segment's reportable assets, but the amortization of these intangible assets is not included in the determination of a segment's operating profit or loss. The Company evaluates performance based on profit or loss from operations before income taxes, interest, amortization of intangibles and other non-operating income (expenses).

                                                  PAGE F17

Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)

Fiscal Year                                                                                1997            1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Revenue
   LTL Group:
      USF Holland                                                                  $    711,137    $    595,378     $    527,371
      USF Reddaway                                                                      198,714         177,998          163,506
      USF Red Star                                                                      194,823         196,399          200,674
      USF Dugan                                                                         170,962         148,527           76,459
      USF Bestway                                                                       133,450         113,058          107,646
------------------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                          1,409,086       1,231,360        1,075,656
   Logistics subsidiaries                                                               106,299          85,601           64,093
   Freight forwarding                                                                    44,340           8,400            4,639
   Corporate and other                                                                    5,524           5,611               70
------------------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                      $  1,565,249     $ 1,330,972     $  1,144,458

Income From Operations
   LTL Group:
      USF Holland                                                                  $     65,244    $     51,362     $     43,684
      USF Reddaway                                                                       13,457           9,262           11,019
      USF Red Star                                                                          871          (7,999)          (2,137)
      USF Dugan                                                                           6,145           3,237            5,239
      USF Bestway                                                                        17,433          12,014           10,102
------------------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                            103,150          67,876           67,907
   Logistics subsidiaries                                                                 6,414           2,655            3,010
   Freight forwarding                                                                     1,289              33              (33)
   Corporate and other                                                                   (2,936)           (959)            (758)
   Amortization of intangibles                                                           (2,907)         (2,477)          (2,583)
------------------------------------------------------------------------------------------------------------------------------------
Total Income from Operations                                                       $    105,010     $    67,128      $    67,543
------------------------------------------------------------------------------------------------------------------------------------

Assets
   LTL Group:
      USF Holland                                                                  $    276,810     $   232,003       $  207,737
      USF Reddaway                                                                      108,979         104,608           87,181
      USF Red Star                                                                      137,336         133,014          139,896
      USF Dugan                                                                          93,737          86,849           46,631
      USF Bestway                                                                        64,266          54,287           53,535
------------------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                            681,128         610,761          534,980
   Logistics subsidiaries                                                                59,458          62,753           33,767
   Freight forwarding                                                                    52,232           2,080            1,102
   Corporate and other                                                                    6,717          12,914            8,345
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                       $    799,535     $   688,508      $   578,194

                                        PAGE F18


Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)


Fiscal Year                                                                                1997            1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Long Lived Asset Expenditures
   LTL Group:
      USF Holland                                                                  $     66,637    $     43,504     $     49,252
      USF Reddaway                                                                       19,421          14,865           15,799
      USF Red Star                                                                       10,439           1,755           19,075
      USF Dugan                                                                          18,134           9,070           11,338
      USF Bestway                                                                         8,463           6,978            2,854
------------------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                            123,094          76,172           98,318
   Logistics subsidiaries                                                                 4,799          13,573           10,025
   Freight forwarding                                                                       280             107              123
   Corporate and other                                                                      636           4,205            8,209
------------------------------------------------------------------------------------------------------------------------------------
Total Long Lived Asset Expenditures                                                $    128,809     $    94,057      $   116,675

Depreciation Expense
   LTL Group:
      USF Holland                                                                  $     28,704    $     23,063     $     19,005
      USF Reddaway                                                                       10,280           8,588            7,617
      USF Red Star                                                                        7,262           7,829            7,521
      USF Dugan                                                                           9,919          10,213            5,129
      USF Bestway                                                                         5,054           4,658            4,568
------------------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                             61,219          54,351           43,840
   Logistics subsidiaries                                                                 5,870           4,760            3,446
   Freight forwarding                                                                       278              66               30
   Corporate and other                                                                    1,825           2,220              431
------------------------------------------------------------------------------------------------------------------------------------
Total Depreciation Expense                                                         $     69,192     $    61,397      $    47,747

                                                       PAGE F19


11: Quarterly Financial Information (unaudited)

Quarters                                                 First          Second            Third          Fourth       Total Year
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1997:
   Operating revenue                             $     355,817    $    380,763    $     393,462   $     435,207    $   1,565,249
   Income from operations                               19,071          26,915           31,905          27,119          105,010
   Net income                                            9,750          14,541           17,542          14,748           56,581
   Net income per share-basic                             0.40            0.56            0.68             0.57             2.21
   Net income per share-diluted                           0.40            0.56             0.67            0.56             2.19
   Dividends declared per share                         0.0933          0.0933           0.0933          0.0933            .3733
   Market price per share (calendar quarter)     22.87 - 28.00    23.12 - 29.00   25.75 - 34.50   29.37 - 36.75    22.87 - 36.75

Fiscal 1996:
   Operating revenue                             $     313,705    $    332,089    $     343,203   $     341,975    $   1,330,972
   Income from operations                               10,412          17,231           22,528          16,957           67,128
   Net income                                            4,349           8,137           11,024           7,968           31,478
   Net income per share-basic                             0.20            0.37            0.49             0.35             1.41
   Net income per share-diluted                           0.20            0.37             0.48            0.35             1.40
   Dividends declared per share                         0.0933          0.0933           0.0933          0.0933            .3733
   Market price per share (calendar quarter)     18.25 - 23.25    19.37 - 24.25   16.75 - 22.50   19.50 - 28.25    16.75 - 28.25




                                             PAGE F20

STATISTICAL INFORMATION

               Operating Operating LTL Tons       LTL            Terminals Tractors  Trailers  Employees
               Revenue   Ratio                    Shipments
          YR.  (million)           (thousands)    (thousands)
          __   _________ _________ ___________    ___________    _________ ________  ________  _________

Holland   97   $711.1    90.8%     3,826.9         6,163.6         51        3,448     5,998     7,322
          96    595.4    91.4      3,291.2         5,347.3         48        2,751     5,265     6,167
Red Star  97   $194.8    99.6%       898.0         1,887.4         26        1,007     2,190     2,108
          96    196.4   104.1        940.1         1,968.1         26          925     2,132     2,254
Reddaway  97   $198.7    93.2%       835.1         1,741.9         55        1,064     2,781     2,369
          96    178.0    94.8        751.2         1,585.3         55          938     2,519     2,225
Bestway   97   $133.5    86.9%       630.8         1,211.1         26          590     2,142     1,439
          96    113.1    89.4        545.7         1,027.4         25          548     1,785     1,271
Dugan     97   $171.0    96.4%       877.4         1,642.3         59          961     2,924     2,056
          96    148.5    97.8        777.1         1,471.9         57          818     2,504     1,923
Logistics 97   $106.3    94.0%        NA               NA          NA          491     1,163     1,534
          96     85.6    96.9         NA               NA          NA          431     1,091     1,256
Seko      97   $ 31.8    96.5%        NA               NA          NA          NA        NA        148




