Form 10-K, Exhibit 13
period 1998-12-31
USFREIGHTWAYS CORP
filed 1999-03-31
CIK 881791

PAGE F1

Financial Highlights
(Thousands of dollars, except per share amounts)


Fiscal Year                                                                             1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------
Revenue
   LTL Trucking                                                                  $ 1,540,162    $  1,409,086    $ 1,213,360
   TL Trucking                                                                        12,877              -              -
   Logistics                                                                         130,323         106,299         85,601
   Freight Forwarding                                                                151,531          44,340          8,400
   Corporate and other                                                                    -            5,524          5,611
---------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                    $ 1,834,893    $  1,565,249    $ 1,330,972
---------------------------------------------------------------------------------------------------------------------------

Income from Operations (loss)
   LTL Trucking                                                                  $   127,242    $    103,150    $    67,876
   TL Trucking                                                                         1,138              -              -
   Logistics                                                                           7,976           6,414          2,655
   Freight Forwarding                                                                  4,925           1,289             33
   Corporate and other                                                               (11,848)         (5,843)        (3,436)
---------------------------------------------------------------------------------------------------------------------------
Total Income from Operations                                                     $   129,433    $    105,010    $    67,128
---------------------------------------------------------------------------------------------------------------------------

Net Interest Expense                                                             $     8,027    $      7,423    $    11,495
---------------------------------------------------------------------------------------------------------------------------

Net Income                                                                       $    71,445    $     56,581    $    31,478
---------------------------------------------------------------------------------------------------------------------------

Net Income Per Share - Diluted                                                   $      2.70    $       2.19    $      1.40
---------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                     $   974,673    $    799,535    $   688,508
---------------------------------------------------------------------------------------------------------------------------

Return on Average Stockholders' Equity                                                 16.8%           17.1%          12.5%
--------------------------------------------------------------------------------------------------------------------------

                                    PAGE F2

Management's Discussion and Analysis of Financial Conditions and Results of Operations

USFreightways Corporation ("the Company") is a full service provider of transportation services and innovative logistics solutions. This is accomplished through the Company's operating subsidiaries. Regional less-than-truckload ("LTL") general commodities carriers provide overnight and second-day delivery throughout the United States and into Canada. Logistics subsidiaries provide solutions to customers' logistics and distribution requirements. The Company also provides domestic and international freight forwarding as well as premium regional and national truckload service. Principal subsidiaries in the Regional LTL group are USF Holland Inc. ("Holland"), USF Bestway Inc. ("Bestway"), USF Red Star Inc. ("Red Star"), USF Reddaway Inc. ("Reddaway") and USF Dugan Inc. ("Dugan"); the Logistics group consists of USF Logistics Inc. ("Logistics") and USF Distribution Services Inc. ("Distribution Services"); the Freight Forwarding group includes USF Seko Worldwide Inc. ("Seko Worldwide"), Golden Eagle Group ("Golden Eagle"); Glen Moore Transport Inc. ("Glen Moore") is the Company's truckload carrier.

Results of Operations

In 1998, the Company changed its fiscal year-end to December 31st. In prior years, the fiscal year ended on the Saturday nearest December 31st. The year ending December 31, 1998 ("Fiscal 1998") included 52 weeks whereas ("Fiscal 1997") included 53 weeks ending on January 3, 1998 and ("Fiscal 1996") included 52 weeks ending on December 28, 1996.

Operating revenue of the Company for Fiscal 1998 was a record $1.84 billion, a 17.2% increase over total operating revenue of $1.56 billion for Fiscal 1997. Income from operations increased by 23.3% from $105.0 million in Fiscal 1997 to a record $129.4 million in Fiscal 1998. Net income per share increased by 23.3% to $2.70 (diluted) in Fiscal 1998 compared to $2.19 (diluted) in Fiscal 1997. The extra 53rd week of Fiscal 1997 contributed approximately $20.6 million of revenue, but net income was adversely affected by approximately $0.04 per share as that week included the New Year's holiday.

Fiscal 1997 operating revenue increased by 17.6% to $1.56 billion compared to $1.33 billion for Fiscal 1996. Income from operations increased by 56.4% to $
105.0 million in Fiscal 1997 from $ 67.1 million (which included a $4.0 million restructuring charge at Red Star) in Fiscal 1996. Net income per share increased to by 56.4% to $2.19 (diluted) in Fiscal 1997 compared to $1.40 (diluted) in Fiscal 1996.

Regional LTL. Revenue in the LTL group for the 52-week period in Fiscal 1998 increased by 9.3% to $1.54 billion from $1.41 billion in the 53 week Fiscal 1997. In Fiscal 1998, revenue from the LTL group amounted to 83.9% of the Company's operating revenue compared to 90.0% in Fiscal 1997. For comparable 52 week periods, LTL revenue increased 10.7%, LTL shipments increased 6.0%, LTL tonnage increased 8.4% and LTL revenue per hundredweight increased 2.1%. In Fiscal 1998, the LTL group enacted a general rate increase of approximately 5.9% in January and another general rate increase of approximately 5.9% in the late fall. The LTL group enacted a 5.9% general rate increase in January 1997 also. General rate increases apply to approximately 50% of the LTL group's revenue base. The remaining 50% of the revenue base is subject to contractual agreements which normally result in lower rate increases.

Operating income in Fiscal 1998 increased by 23.4% to $127.2 million from $103.1 million in Fiscal 1997. Improvements in operating results were directly attributable to price stability, a modest improvement in the US economy, increases in market share and a continuing emphasis on cost reduction. The LTL group improved its ratio of operating expenses compared to operating revenue (operating ratio) to 91.7% compared to 92.7% in Fiscal 1997. Purchased transportation decreased to 3.2% of operating revenue from 3.5% in Fiscal 1997 as Dugan improved linehaul efficiencies and relied less on cartage agents and broker teams to handle its freight and Holland significantly reduced short term equipment rents. Fuel expenses were 3.4% of Fiscal 1998 revenue compared to 3.8% of Fiscal 1997 revenue primarily due to lower prices in Fiscal 1998.

                                   PAGE F3

Revenue in the LTL group increased by 14.4% to $1.41 billion in Fiscal 1997, a 53-week period, from $1.23 billion in Fiscal 1996, a 52-week period, primarily as a result of new customers, closure of certain competitors and expanded business from existing customers. In Fiscal 1997, LTL shipments increased by 10.9%, LTL tonnage increased by 12.1%, LTL revenue per shipment increased by 3.4% and LTL revenue per hundredweight increased by 2.4% compared to Fiscal 1996. In Fiscal 1996, revenue from the LTL group amounted to 92.5% of the Company's operating revenue.

Operating income for the LTL group in Fiscal 1997 increased by 52.0% to $103.1 million from $67.9 million in Fiscal 1996 with an improvement in its operating ratio to 92.7% compared to 94.5% in Fiscal 1996. Fiscal 1996 operating income included a one-time $4.0 million restructuring charge at Red Star. Before this charge, the operating ratio for the LTL group was 94.2%. Improvements in operating income were directly attributable to a relatively mild winter in Fiscal 1997, price stability, and a strong economy, unlike Fiscal 1996 which was adversely impacted by severe weather during the winter months, intense industry competitive pricing and a somewhat sluggish economy during the first half of the year. The LTL group's salaries, wages and benefits improved to 63.7% of revenue from 64.2% in Fiscal 1996 as Bestway reduced workers' compensation expenses due to fewer claims. Additionally, a turnaround achieved at Red Star during the fourth quarter of Fiscal 1996, following its restructuring, continued through Fiscal 1997. Red Star, through stricter cost controls, improved its Fiscal 1997 operating ratio to 99.6% from 102.0% (104.1% including the restructuring charge) in Fiscal 1996. Fuel expenses, net of a fuel surcharge, were 3.8% of Fiscal 1997 revenue compared to 4.2% of Fiscal 1996 revenue due to lower prices in the latter part of Fiscal 1997. Revenue equipment rentals, operating taxes and terminal rental expenses collectively improved, as a percentage of revenue, to 5.0% in Fiscal 1997 compared to 5.4% in Fiscal 1996.

Approximately 80% of Holland's and Red Star's employees are members of the Teamsters' union and are subject to a collective bargaining agreement. In 1998, the Teamsters ratified a five-year agreement that expires at the end of March 2003. This agreement provided for, among other things, customary increases in wages, pension and health benefits.

Truckload.  The Company's truckload carrier,  Glen Moore (acquired on August 31,
1998), contributed $12.9 million in revenue and its operating ratio was 91.2% generating $1.1 million in operating profits. Glen Moore is a Pennsylvania based carrier that operates in both regional and nationwide markets with annualized revenue in Fiscal 1998 of approximately $35 million and operates 236 sleeper tractors and 625 trailers. Truckload operations accounted for 0.7% of the Company's Fiscal 1998 operating revenue.

Logistics. Revenue in the Logistics group, comprised of dedicated carriage, assembly and distribution, supply chain management and contractual warehousing revenue, increased by $24.0 million (a 22.6% increase) to $130.3 million in Fiscal 1998 compared to $106.3 million in Fiscal 1997. Assembly and distribution revenue increased in Fiscal 1998 from Fiscal 1997 primarily through growth at existing distribution centers coupled with revenue from a new distribution center in Atlanta, along with revenue obtained since October 1998 from the acquisition of Moore and Son, a Columbus, Ohio based assembly and distribution business. Moore & Son contributed approximately $3.8 million in revenue since its acquisition. Contractual and warehousing revenue increased in Fiscal 1998 from Fiscal 1997 primarily through the addition of new customers and expanded business with existing customers. In Fiscal 1998, the Logistics group accounted for 7.1% of the Company's operating revenue compared to 6.8% of Fiscal 1997 revenue. Operating income for the group increased by 24.4% to $8.0 million from $6.4 million in Fiscal 1997. The group's operating ratio improved slightly to 93.9% in Fiscal 1998 from 94.0% in Fiscal 1997.

Revenue in the Logistics group increased 24.2% to $106.3 million in Fiscal 1997 compared to $85.6 million in Fiscal 1996 primarily due to the addition of new contractual customers and a full year of revenue at Interamerican, a warehousing company that was acquired in July 1996. In Fiscal 1996, the Logistics group accounted for 6.4% of the Company's operating revenue. Operating income for the group increased by 141.6% to $6.4 million from $2.7 million in Fiscal 1996 due primarily to a full year of profits at Interamerican. The group's operating ratio improved 94.0% in Fiscal 1997 from 96.9% in Fiscal 1996.

                                PAGE F4

Freight Forwarding. Revenue in the Freight Forwarding group increased by $107.2 million (a 242% increase) to $151.5 million from $44.3 million in Fiscal 1997. The increase was derived primarily at Seko Worldwide, the Company's domestic and international freight forwarder that was acquired on September 30, 1997, which generated a full year of revenue in Fiscal 1998, compared to revenue generated only during the fourth quarter of Fiscal 1997. In addition, the Company acquired the Golden Eagle Group, a provider of international air and ocean freight forwarding and logistics services, on November 12, 1998. Golden Eagle contributed $9.8 million, since its acquisition, of the overall increase in the Freight Forwarding group's Fiscal 1998 revenue. Golden Eagle's revenue for 1997, while not included in the Company's Fiscal 1997 revenue, amounted to $84 million of which approximately 90% was international. The Freight Forwarding group accounted for 8.3% of the Company's Fiscal 1998 operating revenue compared to 2.8% of the Company's Fiscal 1997 operating revenue. Operating income increased to $4.9 million from $1.3 million in Fiscal 1997, with an operating ratio of 96.7% in Fiscal 1998 compared to 97.1% in Fiscal 1997. The highly variable cost structure of the non-asset based freight forwarding business results in relatively stable margins at various volumes of freight.

Revenue in the Freight Forwarding group increased by $35.9 million to $44.3 million from $8.4 million in Fiscal 1996. Of this increase, Seko Worldwide alone generated $31.8 million in revenue since its acquisition in September 1997. The Freight Forwarding group accounted for 0.6% of the Company's Fiscal 1996 operating revenue.

The group's operating income in Fiscal 1997 was $1.3 million with $1.1 million contributed by Seko Worldwide. This compares to an immaterial profit in Fiscal 1996.

Interest
Net interest expense for Fiscal 1998 amounted to $8.0 million compared to $7.4 million in Fiscal 1997. The principal debt of the Company is $100 million in notes that mature May 1, 2000 and bear interest of 6 5/8%. The average interest rate on the Company's bank debt for Fiscal 1998 was approximately 5.8% compared to 5.9% in Fiscal 1997. Average outstanding bank debt in Fiscal 1998 and Fiscal 1997 was $17 million and $8.9 million, respectively.

Net interest expense for Fiscal 1996 amounted to $11.5 million. The average amount of outstanding bank debt in Fiscal 1996 was $81.5 million. Average outstanding bank debt decreased by approximately $69 million in February 1997 following the sale of approximately 3.1 million shares of common stock in a public offering.

Liquidity and Capital Resources
The Company generated $153.2 million in cash flow from operating activities during Fiscal 1998. Capital expenditures during the year amounted to $157.5 million, of which $74.3 million was for revenue equipment, $56.7 million for terminals and $26.5 million for other assets. In addition, the Company paid $42.1 million in cash for the acquisitions of Glen Moore, Moore and Son, Vallerie's Transportation Services, and the Golden Eagle Group. Capital expenditures for Fiscal 1997 amounted to $128.8 million plus $22.8 million in cash for the acquisitions of Seko Worldwide and Mercury Distribution, an LTL general commodities carrier located in the Northeast. In light of current business levels, management expects that capital expenditures during the year ending December 31, 1999 will approximate $170 million to $200 million, excluding acquisitions.

The Company has a $200 million revolving credit facility with a syndicate of commercial banks. The facility expires in 2002 and allows up to $100 million for standby letters of credit to cover the Company's self-insurance program, and has optional pricing of interest rates, including LIBOR or Prime base rates. The facility has an annual fee and contains customary financial covenants including maintenance of minimum net worth and funded debt to cash flow. During 1998, all borrowings were drawn at LIBOR base rates, with a weighted average interest rate for the year of 5.8%, excluding fees charged on the facility. At December 31, 1998 the Company had borrowed $45 million and had $47 million in outstanding letters of credit under this facility.

In addition to the revolving credit facility, the Company maintains three uncommitted lines of credit, which provide $40 million short-term funds at rates approximating LIBOR. These facilities are used in concert with a centralized cash management system to finance short-term working capital needs; thereby enabling the Company to maintain minimal cash balances.

In management's  opinion,  cash flows from operating activities and funding from
its  revolving   credit   facilities  are  adequate  to  finance  the  Company's
anticipated business activity in 1999.

At December 31, 1998 the Company had commitments to purchase approximately $13.7 million in land and improvements, $23.8 million for transportation equipment and $1.8 million for other equipment.

During 1998, the Company declared cash dividends of $9.8 million.

                              PAGE F5

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

Market Risk
The Company is exposed to the impact of interest rate changes. The Company's exposure to changes in interest rates is limited to borrowings under a line of credit agreement which has variable interest rates tied to the LIBOR rate. The weighted average annual interest rates on borrowings under this credit agreement were 5.8% and 5.9% in Fiscal 1998 and 1997 respectively. In addition, the Company has $100 million of unsecured notes with a 6 5/8% fixed annual interest rate at December 31, 1998. The Company estimates that the carrying value of the notes approximated its market value at December 31, 1998. The Company has no hedging instruments. From time to time, the Company invests excess cash in overnight money market accounts.

Year 2000
The Company has been and continues to address the universal situation commonly referred to as the "Year 2000 Problem". The "Year 2000 Problem" is related to the inability of certain computer systems, software and embedded technologies to properly recognize and process date-related information surrounding the Year 2000.

In 1996, the Company initiated a comprehensive review of its computerized Information Technology (IT) to identify systems that could be affected by the Year 2000 problems and has implemented a plan to resolve the identified issues. The Year 2000 issues were analyzed by identifying and assessing all systems, software and embedded technologies, with business critical systems given a higher priority. The Company defines a system as business critical if a failure would cause a significant service disruption or could cause a material adverse effect on the Company's operations or financial results. As of December 31, 1998, the Company has remediated 91% of its business critical systems. Further testing and verification on all systems will continue throughout 1999. The Company has expended approximately $1 million as of December 31, 1998 to ensure Year 2000 compliance. The total cost to ensure Year 2000 compliance is estimated to be less than $2 million. The cost estimate is based on the Company's structure and those subsidiaries it owns at the present time. The acquisition of any additional operating entity may significantly impact the total cost as it has been estimated.

Contingency plans are being developed for business critical systems. The Company has tested or will be testing for plan completeness and accuracy. Some contingency plans may require additional labor that may impact the Company's operating costs.

The Company has been contacting business partners whose Year 2000 non-compliance could adversely affect the Company's operations, employees, or customers. The Company believes the most likely worst case scenario would be the failure of a material business partner to be Year 2000 compliant. Therefore, the Company will continue to work with and monitor the progress of its partners and formulate a contingency plan when the Company does not believe the business partner will be compliant.

The Company's assessment of its Year 2000 issues involves some assumptions. These assumptions revolved primarily around the Year 2000 representation from third parties with which the Company has business relationships, and where the Company has not been able to independently verify these representations.

                                  PAGE F6

Independent   Auditors'   Report

The  Board  of  Directors  and   Stockholders,
USFreightways Corporation:

We have audited the accompanying consolidated balance
sheets of USFreightways Corporation and subsidiaries as of December 31, 1998 and January 3, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USFreightways Corporation and subsidiaries as of December 31, 1998 and January 3, 1998 and the results of their operations and their cash flows for the two years ended December 31, 1998, in conformity with generally accepted accounting principles.

Arthur Andersen LLP, Chicago, Illinois, January 19, 1999

The Board of Directors  and  Stockholders,
USFreightways  Corporation:

We  have  audited  the  accompanying   consolidated  statements  of  operations,
stockholders' equity, and cash flows for the year ended December 28, 1996 of USFreightways Corporation and subsidiaries. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USFreightways Corporation and subsidiaries as of December 28, 1996 and the results of operations and cash flows for the year ended December 28, 1996, in conformity with generally accepted accounting principles.

KPMG LLP, Chicago, Illinois, January 22, 1997

                                      PAGE F7


Consolidated Balance Sheets
Years ended December 31, 1998 and January 3, 1998
(Thousands of dollars)


                                                                                                December 31,     January 3,
                                                                                                       1998           1998
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash                                                                                         $      5,548    $     6,471
   Accounts receivable, less allowances of $11,159 and $10,067                                       218,942        187,554
   Operating supplies and prepaid expenses                                                            23,067         21,176
   Deferred income taxes (note 4)                                                                     32,292         21,915
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                 279,849        237,116

Property and equipment:
   Land                                                                                               74,933         56,542
   Buildings and leasehold improvements                                                              171,229        131,543
   Equipment                                                                                         649,867        563,732
   Other                                                                                              56,994         48,892
---------------------------------------------------------------------------------------------------------------------------
                                                                                                     953,023        800,709
   Less accumulated depreciation                                                                    (408,741)      (352,394)
---------------------------------------------------------------------------------------------------------------------------
Total property and equipment                                                                         544,282        448,315

Intangible assets, net of accumulated amortization of $25,717 and $21,424                            140,201        104,407
Other assets                                                                                          10,341          9,697
---------------------------------------------------------------------------------------------------------------------------
                                                                                                $    974,673    $   799,535

Liabilities and Stockholders' Equity Current liabilities:
   Current debt (note 3)                                                                        $     10,660    $       650
   Accounts payable                                                                                   78,757         62,895
   Accrued salaries, wages and benefits                                                               66,142         55,166
   Accrued claims and other                                                                           70,017         61,059
   Income taxes payable                                                                                3,301          1,944
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                            228,877        181,714

Long-term debt, less current maturities (note 3)                                                      51,096         15,000
Notes payable (note 3)                                                                               100,000        100,000
Accrued claims and other                                                                              69,183         58,057
Deferred income taxes (note 4)                                                                        66,383         52,564
---------------------------------------------------------------------------------------------------------------------------
                                                                                                     515,539        407,335
Stockholders' equity:
   Cumulative preferred stock, $0.01 par value per share:
      20,000,000 authorized, none issued                                                                  -              -
   Common stock, $0.01 par value per share:
      80,000,000 authorized, 26,289,344 and 26,080,459 issued                                            265            265
   Paid in capital                                                                                   253,542        251,224
   Retained earnings                                                                                 208,662        147,007
   Treasury stock, 255,095 and 463,949 shares                                                         (3,335)        (6,296)
---------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                                           459,134        392,200
---------------------------------------------------------------------------------------------------------------------------
                                                                                                $    974,673    $   799,535

See accompanying notes to consolidated financial statements.

                                       PAGE F8


Consolidated Statements of Operations
Fiscal years ended December 31, 1998, January 3, 1998 and December 28, 1996 (Thousands of dollars, except per share amounts)


Fiscal Year                                                                             1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------
Operating revenue
   LTL Trucking                                                                  $ 1,540,162    $  1,409,086    $ 1,231,360
   TL Trucking                                                                        12,877              -              -
   Logistics                                                                         130,323         106,299         85,601
   Freight Forwarding                                                                151,531          44,340          8,400
   Corporate and other                                                                    -            5,524          5,611
---------------------------------------------------------------------------------------------------------------------------
Total operating revenue                                                            1,834,893       1,565,249      1,330,972
---------------------------------------------------------------------------------------------------------------------------

Operating expenses
   LTL Trucking                                                                    1,412,920       1,305,936      1,163,484
   TL Trucking                                                                        11,739              -              -
   Logistics                                                                         122,347          99,885         82,946
   Freight Forwarding                                                                146,606          43,051          8,367
   Corporate and other                                                                11,848          11,367          9,047
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                           1,705,460       1,460,239      1,263,844
---------------------------------------------------------------------------------------------------------------------------

Income from operations                                                               129,433         105,010         67,128
---------------------------------------------------------------------------------------------------------------------------

Non-operating income (expense):
   Interest expense                                                                   (8,784)         (8,461)       (12,144)
   Interest income                                                                       757           1,038            649
   Other, net                                                                             88             (92)          (704)
---------------------------------------------------------------------------------------------------------------------------

Total non-operating expense                                                           (7,939)         (7,515)       (12,199)
---------------------------------------------------------------------------------------------------------------------------

Net income before income taxes                                                       121,494          97,495         54,929
Income tax expense (note 4)                                                          (50,049)        (40,914)       (23,451)
---------------------------------------------------------------------------------------------------------------------------


Net income                                                                       $    71,445    $     56,581    $    31,478
---------------------------------------------------------------------------------------------------------------------------

Average shares outstanding-basic                                                  26,209,281      25,544,240     22,249,499
Average shares outstanding-diluted                                                26,495,714      25,830,674     22,451,280


Basic earnings per common share:                                                 $      2.73    $       2.21    $      1.41
---------------------------------------------------------------------------------------------------------------------------

Diluted earnings per common share:                                               $      2.70    $       2.19     $     1.40
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                       PAGE F9


Consolidated Statements of Stockholders' Equity
Fiscal years ended December 31, 1998, January 3, 1998 and December 28, 1996 (Thousands of dollars)


                                                                                                                     Total
                                                       Common        Paid in        Retained        Treasury         Stockholders'
                                                        Stock        Capital        Earnings           Stock         Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 1995                        $        234    $   176,378     $    76,945    $    (20,405)   $   233,152

   Net income                                              -              -           31,478              -          31,478
   Dividends declared                                      -              -           (8,315)             -          (8,315)
   Employee stock transactions
      and other                                            -           3,891              -            9,054         12,945
---------------------------------------------------------------------------------------------------------------------------

Balance December 28, 1996                        $        234    $   180,269     $   100,108    $    (11,351)   $   269,260

   Net income                                              -              -           56,581              -          56,581
   Dividends declared                                      -              -           (9,682)             -          (9,682)
   Issuance of common stock                                31         69,400                                         69,431
   Employee stock transactions
      and other                                            -           1,555              -            5,055          6,610
---------------------------------------------------------------------------------------------------------------------------


Balance January 3, 1998                          $        265    $   251,224     $   147,007    $     (6,296)   $   392,200

   Net income                                              -              -           71,445              -          71,445
   Dividends declared                                      -              -           (9,790)             -          (9,790)
   Employee stock transactions
      and other                                            -           2,318               -            2,961         5,279
---------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1998                        $        265    $   253,542     $   208,662    $     (3,335)   $   459,134
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                   PAGE F10


Consolidated Statements of Cash Flows
Fiscal years ended December 31, 1998, January 3, 1998, and December 28, 1996 (Thousands of dollars)


Fiscal Year                                                                             1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income from continuing operations                                         $    71,445    $     56,581    $    31,478
      Reconciliation to net cash provided by operating activities:
         Depreciation and amortization                                                78,015          70,140         62,591
         Deferred taxes                                                                3,442           6,569          3,298
         Changes in assets and liabilities excluding acquisitions:
                  Accounts receivable                                                (14,423)        (29,680)       (39,767)
                  Other current assets                                                   238          (2,080)           455
                  Accounts payable                                                     6,091          21,161          5,525
                  Accrued liabilities                                                 17,632          23,317         21,923
                  Other, net                                                          (9,271)         (8,950)         2,096
---------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                            153,169         137,058         87,599
---------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Capital expenditures                                                             (157,476)       (128,809)       (94,057)
   Proceeds from sale of property and equipment                                       10,457          12,887          4,246
Acquisitions                                                                         (42,081)        (22,756)       (31,265)
---------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                               (189,100)       (138,678)      (121,076)
---------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Dividends paid                                                                     (9,771)         (9,357)        (8,252)
   Net proceeds from sale of common stock                                                 -           69,431             -
   Proceeds from sale of treasury stock                                                5,279           6,610          3,445
   Proceeds from long-term bank debt                                                  95,000          15,000         41,000
   Payments on long-term bank debt                                                   (55,500)        (77,683)          (333)
---------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                             35,008           4,001         35,860
---------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                         (923)          2,381          2,383

Cash at beginning of year                                                              6,471           4,090          1,707
---------------------------------------------------------------------------------------------------------------------------

Cash at end of year                                                              $     5,548    $      6,471    $     4,090
---------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information: Cash paid during the year for:
      Interest                                                                   $     8,753    $      7,823    $    11,715
      Income taxes                                                                    44,558          32,389         18,105

   Non-cash transactions: equity, notes issued and debt assumed
      in connection with acquisitions                                            $    24,298    $      4,023    $     9,500
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                  PAGE F11


Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)


1. Summary of Significant Accounting Policies
----------------------------------------------------------------------------

Company Overview. USFreightways Corporation ("the Company") is a full service provider of transportation services and innovative logistics solutions. This is accomplished through the Company's operating subsidiaries. Regional less-than-truckload ("LTL") general commodities carriers provide overnight and second-day delivery throughout the United States and into Canada. Logistics subsidiaries provide solutions to customers' logistics and distribution requirements. The Company also provides domestic and international freight forwarding as well as premium regional and national truckload service.

Basis of Presentation. The consolidated financial statements include the accounts of USFreightways and its wholly owned subsidiaries (the Company). The Company's operations are further discussed in periodic SEC filings. Intercompany balances and transactions have been eliminated. The Company's consolidated statements of operations for prior years have been reclassified to conform with the current presentation.

For fiscal year 1998, the Company began reporting on a calendar year basis. Previously, the Company reported on a 52/53-week fiscal year basis concluding on the Saturday nearest to December 31. The three fiscal years covered in the consolidated financial statements ended on December 31, 1998, January 3, 1998, and December 28, 1996 (Fiscal 1998, 1997 and 1996 respectively).

Revenue Recognition. Transportation revenue is recognized when freight is picked up from the customer, at which time the related estimated expenses of performing the total transportation services are accrued.

Cash. The Company considers demand deposits and highly liquid investments purchased with original maturities of three months or less as cash.

Property and equipment. Purchases of property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over periods ranging from three to twelve years for the majority of equipment and 30 years for buildings. Maintenance and repairs are charged to current operations, while expenditures that add to the life of the equipment are capitalized. When revenue equipment is traded, a gain or loss on the trade of the equipment is recognized.

Intangible assets. These costs primarily represent goodwill which is amortized on a straight-line basis up to 40 years. The carrying value of goodwill is reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable through projected undiscounted future operating cash flows. No reduction of the carrying value has been required for any year.

Earnings Per Share. Basic earnings per share are calculated on income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated using earnings available to each share of common stock outstanding during the period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Unexercised stock options, calculated under the treasury stock method, is the only reconciling item between the Company's basic and diluted weighted earnings per share. The number of options, included in the denominator, used to calculate diluted earnings per share are 286,433; 286,434 and 201,781 for fiscal years 1998, 1997 and 1996 respectively.

Use of Estimates. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                              PAGE F12

2. Operating Leases
----------------------------------------------------------------------------

The Company leases certain terminals, vehicles and data processing equipment under long-term lease agreements that expire in various years through 2011.

The following is a schedule of future minimum rental payments on leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 1998.

Fiscal Year                                           Payments
----------------------------------------------------------------------------

1999                                               $    15,910
2000                                                    11,398
2001                                                     7,002
2002                                                     3,858
2003                                                     2,208
Subsequent years                                         1,168
----------------------------------------------------------------------------
                                                   $    41,544

Rental  expense in the  accompanying  consolidated  statements of operations for
fiscal  years  1998,  1997,  and  1996  was  $22,595,   $21,863,   and  $20,396,
respectively.

3. Long-Term Debt
----------------------------------------------------------------------------

Long-term debt at December 31, 1998 and January 3, 1998 consists of the following:

                                                December 31,     January 3,
                                                       1998           1998
----------------------------------------------------------------------------

Unsecured notes (a)                            $    100,000    $   100,000
Unsecured lines of credit (b)                        55,150         15,650
Other (c)                                             6,606              -
----------------------------------------------------------------------------
                                                    161,756        115,650
Less current maturities                              10,660            650
----------------------------------------------------------------------------
                                               $    151,096    $   115,000

(a) Unsecured notes of $100,000 are payable on May 1, 2000 and bear interest at 6 5/8%, payable semi-annually. The notes are not subject to redemption prior to maturity and have no sinking fund requirements. Based upon the Company's incremental borrowing rates for similar types of borrowing arrangements, the fair value of the notes at December 31, 1998 was approximately $100,000.

(b) The Company has a $200,000 revolving credit facility through a syndicate of commercial banks. The facility expires in 2002 and allows up to $100,000 for standby letters of credit to cover the Company's self-insurance program, and has optional pricing of interest rates, including LIBOR or Prime base rates. The facility has an annual fee and contains customary financial covenants including maintenance of minimum net worth and funded debt to cash flow. During Fiscal 1998, all borrowings were drawn at LIBOR base rates, with a weighted average interest rate for the year of 5.8%, excluding fees charged on the facility. At December 31, 1998 the Company had borrowed $45,150 and had $47,043 outstanding letters of credit under this facility. In addition to the revolving credit facility, the Company maintains three uncommitted lines of credit, which provide $40,000 short-term funds at rates approximating LIBOR. These facilities are used in concert with a centralized cash management system to finance short-term working capital needs; thereby enabling the Company to maintain minimal cash balances.

(c) In August 1998, the Company acquired Glen Moore Transport, Inc. Glen Moore's headquarters in Carlisle, PA has a mortgage of $2,791 on the property that bears interest at 7.25% with a final payment due in July 2005. In addition, Glen Moore has loans payable totaling $3,815 on various pieces of revenue equipment that bear interest from 7.5% to 14.3% with a final payment due in June 2004.

The aggregate annual maturities of debt at December 31, 1998 are as follows:


Fiscal Year                                               Amount
----------------------------------------------------------------------------

1999                                                 $    10,660
2000                                                     102,528
2001                                                          95
2002                                                      45,365
2003                                                         -
2004                                                         596
2005                                                       2,512
----------------------------------------------------------------------------
                                                     $   161,756

                                PAGE F13

4. Income Taxes
----------------------------------------------------------------------------

A reconciliation of the statutory Federal income tax rate with the effective income tax rate is as follows:

Fiscal Year:                                                                            1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------
Federal income tax at statutory rate (35%)                                       $    42,523    $     34,123    $    19,225
State income tax                                                                       6,115           4,489          2,724
Goodwill amortization                                                                  1,363             955            823
Other                                                                                     48           1,347            679
---------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                         $    50,049    $     40,914    $    23,451
---------------------------------------------------------------------------------------------------------------------------

The components of the provision for income taxes are as follows:

Fiscal Year:                                                                            1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------
Current expense:
   Federal                                                                       $    36,814    $     28,427    $    15,610
   State                                                                               8,106           5,918          4,543
---------------------------------------------------------------------------------------------------------------------------
                                                                                      44,920          34,345         20,153
---------------------------------------------------------------------------------------------------------------------------
Deferred expense:
   Accelerated depreciation                                                           10,043           9,099          8,555
   Allowance for doubtful accounts and revenue adjustments                            (1,036)          3,798           (601)
   Insurance and claims                                                               (3,797)         (4,659)        (5,036)
   Vacation pay                                                                       (1,254)         (1,053)           597
   Other                                                                               1,173            (616)          (217)
---------------------------------------------------------------------------------------------------------------------------
                                                                                       5,129           6,569          3,298
---------------------------------------------------------------------------------------------------------------------------

Total income tax expense                                                         $    50,049    $     40,914    $    23,451
---------------------------------------------------------------------------------------------------------------------------

The following is a summary of the components of the deferred tax assets and liabilities at December 31, 1998 and January 3, 1998:

                                                                                                 December 31,     January 3,
                                                                                                        1998           1998
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for doubtful accounts and revenue adjustments                                      $      2,076    $     1,027
   Insurance and claims                                                                               34,751         30,953
   Vacation pay                                                                                        8,451          7,196
   Other                                                                                               7,261          3,872
---------------------------------------------------------------------------------------------------------------------------
                                                                                                $     52,539    $    43,048
---------------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
   Property and equipment, principally due to accelerated depreciation                          $     86,630    $    73,697
---------------------------------------------------------------------------------------------------------------------------

                               PAGE F14

5. Employee Benefit Plans
----------------------------------------------------------------------------

The Company maintains a salary deferral 401(k) plan covering substantially all employees who are not members of a collective bargaining unit and who meet specified service requirements. Contributions are based upon participants' salary deferrals and compensation and are made within Internal Revenue Service limitations. For the fiscal years 1998, 1997, and 1996, Company contributions for these plans were $8,290, $6,550, and $5,715, respectively. The Company does not offer post-employment or post-retirement benefits.

The Company contributes to several union-sponsored multi-employer pension plans. These plans are not administered by the Company, and contributions are determined in accordance with provisions of negotiated labor contracts. The Multi-employer Pension Plan Amendments Act of 1980 established a continuing liability to such union-sponsored pension plans for an allocated share of each plan's unfunded vested benefits upon substantial or total withdrawal by the Company or upon termination of the pension plans. To date, no withdrawal or termination has occurred or is contemplated. For the fiscal years 1998, 1997, and 1996, Company contributions for these pension plans were $60,748, $54,041, and $45,094, respectively.

6. Common Stock
----------------------------------------------------------------------------

The Company maintains an employee stock purchase plan which provides for the purchase of an aggregate of not more than 900,000 shares of the Company's common stock. Each eligible employee may designate the amount of regular payroll deductions, subject to a yearly maximum, that is used to purchase shares at 90% of the month-end market price. At December 31, 1998; 586,975 shares had been issued under this plan.

The Company maintains stock option plans that provide for the granting of options to key employees and non-employee directors to purchase an aggregate of not more than 3,760,000 shares of the Company's common stock. Stock options issued pursuant to the plans are exercisable for periods up to 10 years from the date an option is granted. At December 31, 1998 there were 381,170 shares available for granting under the plans.

In accordance with the provisions of SFAS No.123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans, and accordingly, does not recognize compensation cost. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date, as prescribed by SFAS No.123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

Fiscal Year                                                                             1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------
Net income - as reported                                                         $    71,445    $     56,581    $    31,478
Net income - pro forma                                                                69,736          55,808         31,049

Basic earnings per share - as reported                                                  2.73            2.21           1.41
Basic earnings per share - pro forma                                                    2.66            2.18           1.40

Diluted earnings per share - as reported                                                2.70            2.19           1.40
Diluted earnings per share - pro forma                                                  2.63            2.16           1.38
---------------------------------------------------------------------------------------------------------------------------

As prescribed under SFAS No.123, pro forma net income amounts presented above reflect only options granted after January 1, 1995 since compensation costs for options granted prior to that date are not considered. Compensation cost for options granted since January 1, 1995 is reflected over the options' vesting periods ranging from two to five years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal years 1998, 1997, and 1996: dividend yield ranging from 1.27% to 1.58%; expected volatility ranging from 35.69% to 49.31%; risk-free interest rates at grant date ranging from 4.97% to 7.46%; and expected lives ranging from 5.61 to 6.40 years.

                                    PAGE F15

A summary of the status of the Company's stock option plans is presented below:


Fiscal Year                                              1998                           1997                           1996
---------------------------------------------------------------------------------------------------------------------------

                                                    Weighted-                      Weighted-                      Weighted-
                                                      Average                        Average                        Average
                                                     Exercise                       Exercise                       Exercise
                                       Shares           Price         Shares           Price          Shares          Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    1,435,730    $      23.67      1,107,250     $     17.84         758,800    $     16.21
Granted                             1,550,000           25.10        623,500           29.93         479,000          19.49
Exercised                             (54,290)          16.73       (279,520)          14.98         (92,900)         13.65
Forfeited                            (203,450)          30.23        (15,500)          16.52         (37,650)         16.16
Outstanding at end of year          2,727,990           24.13      1,435,730           23.67       1,107,250          17.84

Options exercisable at year end       581,790           20.19        402,690           17.74         448,220          15.65

Weighted-average fair value
   of options granted during
      the year                    $     11.66                    $     11.80                    $       8.18
----------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1998:


                                                               Outstanding Options                      Options Exercisable
---------------------------------------------------------------------------------------------------------------------------

                                                 Weighted-Avg
                                  Number            Remaining                                    Number
           Range of       Outstanding at     Contractual Life         Weighted-Avg       Exercisable at        Weighted-Avg
    Exercise Prices             12/31/98              (years)       Exercise Price             12/31/98      Exercise Price
---------------------------------------------------------------------------------------------------------------------------
  $     13.00-15.00              143,950                 3.78    $           13.79              143,950    $          13.79
        18.25-19.63              463,000                 7.50                19.48              229,600               19.33
        22.50-24.94            1,722,540                 9.42                24.72              133,540               22.83
        25.00-30.50              273,500                 8.91                29.92               54,700               29.92
        31.81-35.00              125,000                 8.97                32.45               20,000               31.81
                               2,727,990                 8.72                24.13              581,790               20.19
---------------------------------------------------------------------------------------------------------------------------

                         PAGE F16

In February, 1994 the Board of Directors approved a stockholder rights plan designed to deter coercive takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. At that time, the Company declared a distribution of one right for each share of common stock outstanding (effected as a stock dividend) to stockholders of record as of February 11, 1994 and generally to shares issuable under the Company's stock option plans. Each right entitles holders to buy one-hundredth (1/100) of a share of the Company's newly designated Series A Junior Participating Cumulative Preferred Stock, $0.01 par value per share, for a purchase price of $110.00. Each right is exercisable ten days after the acquisition of 15% or more of the Company's voting stock, or the commencement of a tender or exchange offer under which the offeror would own 19.9% or more of the Company's stock. In the event of a proposed takeover meeting certain additional conditions, the rights could be exercised by all holders other than the takeover bidder at an exercise price of half of the current market price of the Company's common stock. This would have the effect of significantly diluting the holdings of the takeover bidder. These rights expire on February 3, 2004.

In February 1997, the Company sold 3,105,000 of its shares in a public offering. The net proceeds from the sale, amounting to approximately $69,000,000, were initially used to repay outstanding debt under the Company's revolving credit facility.

7. Commitments and Contingencies
----------------------------------------------------------------------------

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

At  December  31,  1998,  the  Company  had  capital  purchase   commitments  of
approximately $13,691 for land and improvements, $23,826 for transportation equipment, and $1,846 for other equipment.

8. Restructuring Charge
----------------------------------------------------------------------------

During the fourth quarter 1996, management authorized a one-time restructuring charge at its USF Red Star subsidiary. The pre-tax restructuring charge of $4,050 relates primarily to ongoing lease commitments for terminals no longer occupied and severance paid in connection with the reduction of personnel. The Company anticipates that no additional charges against its future operations will be incurred as a result of the restructuring charge. The restructuring charge is included in the LTL group operating expenses.

9. Acquisitions
----------------------------------------------------------------------------

During 1998, under the purchase method of accounting, the Company acquired all of the outstanding shares of Golden Eagle Group, Inc., an international freight forwarding company; Glen Moore Transport, Inc., a truckload freight carrier; Moore and Son Co., a transportation logistics services company; and the general commodities business of Vallerie's Transportation Service, Inc. for a total of $66,379 of cash and debt incurred.

During 1997, under the purchase method of accounting, the Company acquired all of the outstanding shares of SEKO Worldwide, Inc., an airfreight forwarding company and the general commodities business of Mercury Distribution, Inc. for a total of $26,779 of cash and debt incurred.

                              PAGE F17


10. Business Segments
----------------------------------------------------------------------------

The Company has eight reportable segments: LTL trucking group (including five regional carriers), TL trucking, logistics, and freight forwarding. The LTL trucking group provides overnight and second-day delivery of general commodities throughout the United States and into Canada. The Company's TL subsidiary provides premium regional and national truckload services. The Company's logistics subsidiaries provide solutions to customers' logistics and distribution requirements. The Company's freight forwarding subsidiaries provide domestic and international air and ocean freight service through both exclusive and non-exclusive agents. The reportable segments are managed separately because each business has differing customer requirements, either as a result of the regional environment of the country or differences in products and services offered.

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

An immaterial amount of revenue is generated outside the United States.


Fiscal Year                                                                             1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------
Revenue
   LTL Group:
      USF Holland                                                                $   794,012    $    711,137    $   595,378
      USF Reddaway                                                                   215,531         198,714        177,998
      USF Red Star                                                                   212,365         194,823        196,399
      USF Dugan                                                                      181,971         170,962        148,527
      USF Bestway                                                                    136,283         133,450        113,058
---------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                       1,540,162       1,409,086      1,231,360
   TL                                                                                 12,877               -              -
   Logistics                                                                         130,323         106,299         85,601
   Freight forwarding                                                                151,531          44,340          8,400
   Corporate and other                                                                     -           5,524          5,611
---------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                    $ 1,834,893    $  1,565,249    $ 1,330,972
---------------------------------------------------------------------------------------------------------------------------

Income From Operations
   LTL Group:
      USF Holland                                                                $    82,580    $     65,244    $    51,362
      USF Reddaway                                                                    18,909          13,457          9,262
      USF Red Star                                                                     3,581             871         (7,999)
      USF Dugan                                                                        6,661           6,145          3,237
      USF Bestway                                                                     15,511          17,433         12,014
---------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                         127,242         103,150         67,876
   TL                                                                                  1,138              -              -
   Logistics                                                                           7,976           6,414          2,655
   Freight forwarding                                                                  4,925           1,289             33
   Corporate and other                                                                (7,555)         (2,936)          (959)
   Amortization of intangibles                                                        (4,293)         (2,907)        (2,477)
---------------------------------------------------------------------------------------------------------------------------
Total Income from Operations                                                     $   129,433    $    105,010    $    67,128
---------------------------------------------------------------------------------------------------------------------------

                                    PAGE F18

Fiscal Year                                                                             1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------
Assets
   LTL Group:
      USF Holland                                                                $   337,477    $    276,810    $   232,003
      USF Reddaway                                                                   117,326         108,979        104,608
      USF Red Star                                                                   146,431         137,336        133,014
      USF Dugan                                                                       92,969          93,737         86,849
      USF Bestway                                                                     65,815          64,266         54,287
---------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                         760,018         681,128        610,761
   TL                                                                                 32,680              -              -
   Logistics                                                                          70,588          59,458         62,753
   Freight forwarding                                                                 97,326          52,232          2,080
   Corporate and other                                                                14,061           6,717         12,914
---------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                     $   974,673    $    799,535    $   688,508
---------------------------------------------------------------------------------------------------------------------------

Fiscal Year                                                                             1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------

Long Lived Asset Expenditures
   LTL Group:
      USF Holland                                                                $    83,908    $     66,637    $    43,504
      USF Reddaway                                                                    21,105          19,421         14,865
      USF Red Star                                                                    16,358          10,439          1,755
      USF Dugan                                                                       13,707          18,134          9,070
      USF Bestway                                                                      9,134           8,463          6,978
---------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                         144,212         123,094         76,172
   TL                                                                                  1,844              -              -
   Logistics                                                                           9,830           4,799         13,573
   Freight forwarding                                                                    669             280            107
   Corporate and other                                                                   921             636          4,205
---------------------------------------------------------------------------------------------------------------------------
Total Long Lived Asset Expenditures                                              $   157,476    $    128,809    $    94,057
---------------------------------------------------------------------------------------------------------------------------

Depreciation Expense
   LTL Group:
      USF Holland                                                                $    30,565    $     27,603    $    22,612
      USF Reddaway                                                                    11,267           9,927          8,398
      USF Red Star                                                                     7,987           7,269          7,832
      USF Dugan                                                                       10,458           9,887          9,900
      USF Bestway                                                                      4,723           4,802          4,383
---------------------------------------------------------------------------------------------------------------------------
         Sub total LTL Group                                                          65,000          59,488         53,125
   TL                                                                                  1,016               -              -
   Logistics                                                                           6,352           5,678          4,711
   Freight forwarding                                                                    842             277             67
   Corporate and other                                                                   512           1,790          2,211
---------------------------------------------------------------------------------------------------------------------------
Total Depreciation Expense                                                       $    73,722    $     67,233    $    60,114
---------------------------------------------------------------------------------------------------------------------------

                                     PAGE F19

11. Quarterly Financial Information (unaudited)

Quarters                                                First         Second           Third          Fourth          Total
---------------------------------------------------------------------------------------------------------------------------
Fiscal 1998
   Operating revenue                             $    442,339    $   447,026     $   469,349    $    476,179    $ 1,834,893
   Income from Operations                              25,723         32,448          34,851          36,411        129,433
   Net income                                          13,729         18,044          19,504          20,168         71,445
   Net income per share - basic                          0.53           0.69            0.74            0.77           2.73
   Net income per share - diluted                        0.52           0.68            0.74            0.76           2.70
   Dividends declared per share                        0.0933         0.0933          0.0933          0.0933          .3733
   Market price per share (calendar quarter)      32.37-39.50    28.37-37.12     18.44-32.62     17.87-30.12    17.87-39.50

Fiscal 1997
   Operating revenue                             $    355,817    $   380,763     $   393,462    $    435,207    $ 1,565,249
   Income from Operations                              19,071         26,915          31,905          27,119        105,010
   Net income                                           9,750         14,541          17,542          14,748         56,581
   Net income per share - basic                          0.40           0.56            0.68            0.57           2.21
   Net income per share - diluted                        0.40           0.56            0.67            0.56           2.19
   Dividends declared per share                        0.0933         0.0933          0.0933          0.0933          .3733
   Market price per share (calendar quarter)      22.87-28.00    23.12-29.00     25.75-34.50     29.37-36.75    22.87-36.75
---------------------------------------------------------------------------------------------------------------------------

                                             PAGE F20

Selected Consolidated Financial Data (Thousands of dollars, except per share amounts)


Fiscal Year                                              1998           1997            1996            1995           1994
---------------------------------------------------------------------------------------------------------------------------
Statements of Operations
Operating revenue                                $  1,834,893    $ 1,565,249     $ 1,330,972    $  1,144,458    $ 1,016,464
Income from operations                                129,433       105,010           67,128(1)       67,543         69,666

Interest expense, net                                  (8,027)        (7,423)        (11,495)         (8,177)        (8,417)
Other non-operating income (expense)                       88            (92)           (704)           (878)        (2,011)
---------------------------------------------------------------------------------------------------------------------------
Net income from operations
   before income taxes                                121,494         97,495          54,929          58,488         59,238

Income tax expense                                    (50,049)       (40,914)        (23,451)        (25,150)       (25,882)
---------------------------------------------------------------------------------------------------------------------------

Net income from operations                             71,445         56,581          31,478          33,338         33,356

Extraordinary item - operating rights                      -              -               -               -          (1,291)
----------------------------------------------------------------------------------------------------------------   Director



Net income                                       $     71,445    $    56,581     $    31,478(1) $     33,338    $    32,065
---------------------------------------------------------------------------------------------------------------------------

Basic Earnings Per Share
Net  income per share from operations            $       2.73    $      2.21     $      1.41(1) $       1.52    $      1.53
Net income per share                                     2.73           2.21            1.41(1)         1.52           1.47

Diluted Earnings Per Share
Net income per share from operations             $       2.70    $      2.19     $      1.40(1) $       1.51    $      1.51
Net  income per share                                    2.70           2.19            1.40(1)         1.51           1.45

Cash dividends declared per share                $       0.37    $      0.37     $      0.37    $       0.37    $      0.37

Operating Statistics
LTL Trucking Companies (in thousands)
Total tons                                              9,179          8,579           7,732           6,835          6,210
Total shipments                                        13,468         12,857          11,590          10,187          9,045

Balance Sheets
Assets:
Current assets                                   $    279,849    $   237,116     $   203,577    $    158,611    $   144,615
Property and equipment, net                           544,282        448,315         395,500         338,846        272,264
Intangible assets, net                                140,201        104,407          79,559          69,918         72,194
Other assets                                           10,341          9,697           9,872          10,819         11,929
---------------------------------------------------------------------------------------------------------------------------
Total assets                                     $    974,673    $   799,535     $   688,508    $    578,194    $   501,002
---------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity:
Current liabilities                              $    228,877    $   181,714     $   144,348    $    128,484    $   118,447
Long-term debt                                        151,096        115,000         178,000         137,333        105,667
Other non-current liabilities                         135,566        110,621          96,900          79,225         68,794
Total stockholders' equity                            459,134        392,200         269,260         233,152        208,094
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity                          $    974,673    $   799,535     $   688,508    $    578,194    $   501,002
---------------------------------------------------------------------------------------------------------------------------

(1) Income from operations, net income and earnings per share include the Red Star restructuring charge of $4,050, before income tax, equivalent to $0.10 per share, net of tax.



                                             PAGE F21

STATISTICAL INFORMATION

               Operating Operating LTL Tons       LTL            Terminals Tractors  Trailers  Employees
               Revenue   Ratio                    Shipments
          YR.  (million)           (thousands)    (thousands)
          --   --------- --------- -----------    -----------    --------- --------  --------  ---------

Holland    98   $794.0    89.6%     4,163.9         6,599.1         55        3,645     6,299     8,058
           97   $711.1    90.8%     3,826.9         6,163.6         51        3,448     5,998     7,322
Red Star   98   $212.4    98.3%       961.4         1,986.2         27          995     2,231     2,232
           97   $194.8    99.6%       898.0         1,887.4         26        1,007     2,190     2,108
Reddaway   98   $215.5    91.2%       858.6         1,766.3         56        1,084     2,956     2,485
           97   $198.7    93.2%       810.4         1,745.1         55        1,064     2,781     2,369
Bestway    98   $136.3    88.6%       641.7         1,208.9         26          639     2,314     1,472
           97   $133.5    86.9%       630.8         1,211.1         26          590     2,142     1,439
Dugan      98   $182.0    96.3%       914.9         1,686.3         61        1,008     2,985     2,107
           97   $171.0    96.4%       877.4         1,642.3         59          961     2,924     2,056
Logistics  98   $130.3    93.9%        NA               NA          NA          514     1,280     1,829
           97   $106.3    94.0%        NA               NA          NA          491     1,163     1,534
Seko       98   $151.5    96.7%        NA               NA          NA          NA        NA        520
           97   $ 31.8    96.5%        NA               NA          NA          NA        NA        148
Glen Moore 98   $ 12.9    91.2%        NA               NA           1          236       625       383


