Form 10-K, Exhibit 13
period 1999-12-31
USFREIGHTWAYS CORP
filed 2000-03-20
CIK 881791

PAGE F1

Financial Highlights

(Thousands of dollars, except per share amounts)


Fiscal Year                                                                             1999            1998           1997
---------------------------------------------------------------------------------------------------------------------------
Revenue

   LTL Trucking                                                                  $ 1,745,958    $ 1,540,162    $  1,409,086
   TL Trucking                                                                        44,593         12,877              -
   Logistics                                                                         206,881        130,323         106,299
   Freight Forwarding                                                                225,010        151,531          44,340
   Corporate and other                                                                     -              -           5,524
---------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                    $ 2,222,442    $ 1,834,893    $  1,565,249
---------------------------------------------------------------------------------------------------------------------------

Income from Operations (loss)
   LTL Trucking                                                                  $   171,910    $   127,242    $    103,150
   TL Trucking                                                                         3,147          1,138               -
   Logistics                                                                          16,873          7,976           6,414
   Freight Forwarding                                                                  8,175          4,925           1,289
   Corporate and other                                                               (11,237)       (11,848)         (5,843)
---------------------------------------------------------------------------------------------------------------------------
Total Income from Operations                                                     $   188,868    $   129,433    $    105,010
---------------------------------------------------------------------------------------------------------------------------

Interest Expense                                                                 $   (14,003)   $    (8,784)    $    (8,461)
---------------------------------------------------------------------------------------------------------------------------

Net Income                                                                       $   104,240    $    71,445    $     56,581
---------------------------------------------------------------------------------------------------------------------------

Net Income Per Share - Diluted                                                   $      3.79    $      2.70    $       2.19
---------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                     $ 1,212,167    $   974,673    $    799,535
---------------------------------------------------------------------------------------------------------------------------

Return on Average Stockholders' Equity                                                  20.5%         16.8%           17.1%
---------------------------------------------------------------------------------------------------------------------------

                                PAGE F2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS

USFreightways Corporation ("the Company") provides comprehensive supply chain management services. This is accomplished through the Company's operating subsidiaries. Regional less-than-truckload ("LTL") general commodities carriers provide overnight and second-day delivery throughout the United States and into Canada. Logistics subsidiaries provide integrated supply chain solutions, value added logistics solutions, reverse logistics services and software and complete warehouse fulfillment services to its customers. The Company also provides domestic and international freight forwarding, import and export air and ocean services as well as premium regional and national truckload ("TL") service. Principal subsidiaries in the Regional LTL group are USF Holland Inc. ("Holland"), USF Bestway Inc. ("Bestway"), USF Red Star Inc. ("Red Star"), USF Reddaway Inc. ("Reddaway") and USF Dugan Inc. ("Dugan"); the Logistics group consists of USF Logistics Inc. ("Logistics"), USF Processors Inc ("Processors") and USF Distribution Services Inc. ("Distribution Services"); the Freight Forwarding group includes several companies that all now trade under the name USF Worldwide Inc. ("Worldwide"); USF Glen Moore Transport Inc. ("Glen Moore") is the Company's TL carrier.

                         Results of Operations

In 1999 ("Fiscal 1999"), the Company reported on a calendar year basis. In 1998, the Company changed its year-end to December 31st ("Fiscal 1998"). The year ending January 3, 1998 ("Fiscal 1997") included 53 weeks.

Operating revenue of the Company for Fiscal 1999 was a record $2.22 billion, a 21.1% increase over total operating revenue of $ 1.84 billion for Fiscal 1998. Income from operations increased by 45.9% from $ 129.4 million in Fiscal 1998 to a record $188.9 million in Fiscal 1999. Net income per share increased by 40.4% to $3.79 (diluted) in Fiscal 1999 compared to $2.70 (diluted) in Fiscal 1998.

Fiscal 1998 operating  revenue increased by 17.2% to $1.84 billion compared to $
1.56 billion for Fiscal 1997. The extra 53rd week of Fiscal 1997 contributed approximately $20.6 million of revenue, but net income was adversely affected by approximately $0.04 per share as that week included the New Year's holiday. Income from operations increased by 23.3% to $ 129.4 million in Fiscal 1998 from $105.0 million in Fiscal 1997. Net income per share increased to by 23.3% to $2.70 (diluted) in Fiscal 1998 compared to $2.19 (diluted) in Fiscal 1997.

Regional LTL

Revenue in the LTL group for Fiscal  1999  increased  by 13.3% to $1.75  billion from $1.54 billion in Fiscal 1998. In Fiscal 1999, revenue from the LTL group amounted to 78.6% of the Company's operating revenue compared to 83.9% in Fiscal 1998. LTL revenue increased 13.3%, LTL shipments increased 9.8%, LTL tonnage increased 10.9% and LTL revenue per hundredweight increased 2.1%. In Fiscal 1999, Red Star completed an asset purchase transaction with CBL Trucking, a Mid-Atlantic and New England LTL carrier. Revenue realized in Fiscal 1999 from this transaction amounted to approximately $15.2 million. Early in the third quarter of Fiscal 1999, Preston Trucking, a competitor of Red Star and Holland, and Nationsway Transport, a competitor of Reddaway, ceased operations. As a result, Holland, Red Star and to a lesser degree Reddaway obtained additional revenue for the balance of Fiscal 1999. In Fiscal 1999, the LTL group enacted a general rate increase of approximately 5.7% in October. The LTL group enacted a 5.9% general rate increase in January 1998 and another general rate increase of approximately 5.9% in the late fall. General rate increases apply to approximately 50% of the LTL group's revenue base. The remaining 50% of the revenue base is subject to contractual agreements which normally result in lower rate increases.

Operating income in Fiscal 1999 increased by 35.1% to $171.9 million from $127.2 million in Fiscal 1998. Improvements in operating results were directly attributable to price stability, a strong US economy, increases in market share and a continuing emphasis on cost reduction. The LTL group improved its ratio of operating expenses compared to operating revenue (operating ratio) to 90.1% compared to 91.7% in Fiscal 1998. Salaries, wages and benefits improved to 62.8% of revenue from 63.9% in Fiscal 1998 as Holland, Red Star and Reddaway mainly continued to improve operational efficiencies. Fuel expense, net of a surcharge generally implemented in the latter third of Fiscal 1999 to offset rising fuel costs, was virtually the same as a percentage of revenue (3.4%) compared to Fiscal 1998. Depreciation, terminal rents, operating taxes and licenses and operating expenses each improved by 0.1% of revenue compared to Fiscal 1998.

                                    PAGE F3

Revenue in the LTL group for the 52-week period in 1998 increased by 9.3% to $1.54 billion from $1.41 billion in the 53 week Fiscal 1997. In Fiscal 1998, revenue from the LTL group amounted to 83.9% of the Company's operating revenue compared to 90.0% in Fiscal 1997. For comparable 52-week periods, LTL revenue increased 10.7%, LTL shipments increased 6.0%, LTL tonnage increased 8.4% and LTL revenue per hundredweight increased 2.1%. The LTL group enacted a 5.9% general rate increase in January 1997.

Operating income in Fiscal 1998 increased by 23.4% to $127.2 million from $103.1 million in Fiscal 1997. Improvements in operating results were directly attributable to price stability, a modest improvement in the US economy, increases in market share and emphasis on cost reduction. The LTL group improved its operating ratio to 91.7% compared to 92.7% in Fiscal 1997. Salaries, wages and benefits were 63.9% of Fiscal 1998 revenue compared to 63.7% of Fiscal 1997 revenue. Purchased transportation decreased to 3.2% of operating revenue from 3.5% in Fiscal 1997 as Dugan improved linehaul efficiencies and relied less on cartage agents and broker teams to handle its freight and Holland significantly reduced short term equipment rents. Fuel expenses were 3.4% of Fiscal 1998 revenue compared to 3.8% of Fiscal 1997 revenue primarily due to lower prices in Fiscal 1998.

Approximately 82% of Holland's and Red Star's employees are members of the Teamsters' union and are subject to a collective bargaining agreement. In 1998, the Teamsters ratified a five-year agreement that expires at the end of March 2003. This agreement provided for, among other things, customary increases in wages, pension and health benefits.

Truckload

The Company's TL carrier, Glen Moore, contributed $44.6 million in revenue in Fiscal 1999 and its operating ratio was 92.9% generating $3.1 million in operating profits compared to $12.9 million in revenue in Fiscal 1998 (it was acquired on August 31, 1998). Operating income, in Fiscal 1998, was $1.1 million and its operating ratio was 91.2%. Glen Moore is a Pennsylvania based carrier that operates in both regional and nationwide markets. On August 2, 1999, Glen Moore acquired Underwood Trucking ("Underwood") an Indiana based TL carrier which was merged into Glen Moore. At the acquisition date, Underwood was operating approximately 50 tractors and 250 trailers. For the five months since its acquisition, Underwood has contributed approximately $1.4 million in revenue. At the end of the current fiscal year, Glen Moore operated 288 tractors (mainly sleeper units) and 864 trailers. TL operations accounted for 2.0% of the Company's Fiscal 1999 operating revenue compared to 0.7% of Fiscal 1998 revenue.

On January 10, 2000, Glen Moore acquired Tri-Star Transportation, a Tennessee based TL carrier. Tri-Star operates 170 tractor/trailer units and while not included in the Company's Fiscal 1999 revenue, generated $28 million in revenue for 1999, with approximately two-thirds coming from dedicated fleet operations.

Logistics

Revenue in the Logistics group, comprised of dedicated carriage, assembly and distribution, supply chain management, contractual warehousing, reverse logistics services and software and fulfillment services to online retailers and manufacturers, increased by $76.6 million (a 58.8% increase) to $206.9 million in Fiscal 1999 compared to $130.3 million in Fiscal 1998. Assembly and distribution revenue increased in Fiscal 1999 from Fiscal 1998 primarily through growth at existing distribution centers coupled with revenue from new distribution centers in Kansas City, MO, Montgomery, AL and Fontana, CA, along with revenue obtained since July 1999 from the acquisition of Special Dispatch of Dallas, a Dallas, TX based assembly and distribution business. Special Dispatch contributed approximately $3.7 million in revenue since its acquisition. Contractual and warehousing revenue increased in Fiscal 1999 from Fiscal 1998 primarily through the addition of new customers and expanded business with existing customers. Reverse logistics services and software revenue was contributed by USF Processors, a Dallas, TX based provider of reverse logistics services to the drug and grocery industries, that was acquired in March, 1999. Since its acquisition, USF Processors has contributed approximately $43.6 million in revenue in Fiscal 1999. In Fiscal 1999, the Logistics group accounted for 9.3% of the Company's operating revenue compared to 7.1% in Fiscal 1998. Operating income for the group increased by 111.5% to $16.9 million from $8.0 million in Fiscal 1998. The group's operating ratio improved to 91.8% in Fiscal 1999 from 93.9% in Fiscal 1998. Operating expenses and supplies improved to 13.6% of Fiscal 1999 revenue compared to 15.3% in Fiscal 1998. Operating taxes and licenses improved to 2.1% of Fiscal 1999 revenue compared to 3.1% in Fiscal 1998. Depreciation improved to 3.6% of Fiscal 1999 revenue compared to 4.9% in Fiscal 1998. Building rents increased to 5.5% of Fiscal 1999 revenue compared to 4.6% in Fiscal 1998 and salaries, wages and benefits increased to 54.3% of Fiscal 1999 revenue compared to 53.4% in Fiscal 1998. Most of these changes were brought on as a result of the Processors acquisition. Processors rents, rather than owns, its operating sites and has a small amount of depreciable fixed assets. Processors' business is more labor intensive than other traditional transportation businesses.

                                        PAGE F4

Revenue in the Logistics group, increased by $24.0 million (a 22.6% increase) to $130.3 million in Fiscal 1998 compared to $106.3 million in Fiscal 1997. Assembly and distribution revenue increased in Fiscal 1998 from Fiscal 1997 primarily through growth at existing distribution centers coupled with revenue from a new distribution center in Atlanta, along with revenue obtained since October 1998 from the acquisition of Moore and Son, a Columbus, Ohio based assembly and distribution business. Moore & Son contributed approximately $3.8 million in revenue in Fiscal 1998 since its acquisition. Contractual and warehousing revenue increased in Fiscal 1998 from Fiscal 1997 primarily through the addition of new customers and expanded business with existing customers. In Fiscal 1997, the Logistics group accounted for 6.8% of the Company's operating revenue. Operating income for the group increased by 24.4% to $8.0 million from $6.4 million in Fiscal 1997. The group's operating ratio was 93.9% in Fiscal 1998 and 94.0% in Fiscal 1997. Salaries, wages and benefits improved to 53.4% of Fiscal 1998 revenue compared to 56.6% of Fiscal 1997 revenue, but was offset by an increase in purchased transportation and operating expenses to 22.1% of Fiscal 1998 revenue compared to 19.1% of Fiscal 1997 revenue.

Freight Forwarding

Worldwide's revenue increased by $73.5 million (a 48.5% increase) to $225.0 million from $151.5 million in Fiscal 1998. The increase was derived primarily from international freight forwarding revenue for a full year in Fiscal 1999 from the Golden Eagle Group that was acquired on November 12, 1998. Golden Eagle contributed approximately $64.3 million in Fiscal 1999 revenue and $9.8 million in Fiscal 1998 revenue. In October 1999, Worldwide formed a partnership under the trading name USF Asia Group. USF Asia Group provides freight services to the Asian market through four countries. Worldwide accounted for 10.1% of the Company's Fiscal 1999 operating revenue compared to 8.3% of the Company's Fiscal 1998 operating revenue. Operating income increased to $8.2 million, net of a $0.5 million charge for costs associated with the startup of USF Asia Group, from $4.9 million in Fiscal 1998, with an operating ratio of 96.4% in Fiscal 1999 compared to 96.7% in Fiscal 1998. The highly variable cost structure of the non-asset based freight forwarding business results in relatively stable margins at various volumes of freight.

Worldwide's revenue increased by $107.2 million (a 242% increase) to $151.5 million from $44.3 million in Fiscal 1997. The increase was derived primarily from the domestic freight forwarding sector through the acquisition of Seko Worldwide on September 30, 1997, which generated a full year of revenue in Fiscal 1998, compared to revenue generated only during the fourth quarter of Fiscal 1997. In addition, the Company acquired the Golden Eagle Group, a provider of international air and ocean freight forwarding and logistics services, on November 12, 1998. Golden Eagle contributed $9.8 million, since its acquisition, of the overall increase in Worldwide's Fiscal 1998 revenue. Golden Eagle's revenue for 1997, while not included in the Company's Fiscal 1997 revenue, amounted to $84 million of which approximately 90% was international. Worldwide accounted for 2.8% of the Company's Fiscal 1997 operating revenue. Operating income increased to $4.9 million from $1.3 million in Fiscal 1997, with an operating ratio of 96.7% in Fiscal 1998 compared to 97.1% in Fiscal 1997.

                                Interest

Net interest expense for Fiscal 1999 amounted to $12.9 million (interest expense of $14.0 million and interest income of $1.1 million) compared to $8.0 million (interest expense of $8.8 million and interest income of $0.8 million) in Fiscal 1998. The Company's average outstanding debts in Fiscal 1999 and Fiscal 1998 were $197.2 million and $117.0 million, respectively. The $80.2 million increase in average debt outstanding was directly responsible for the $5.2 million increase in interest expense in Fiscal 1999 compared to Fiscal 1998.

The principal debts of the Company are $100 million in notes that mature May 1, 2000 and bear interest of 6 5/8% and $100 million in notes, issued May 1, 1999, that mature May 1, 2009 and bear interest of 6 1/2%. In addition to the aforementioned notes, the Company had borrowings under a $200,000 revolving credit facility and borrowings under three uncommitted lines of credit ("bank debt"). The average interest rate on the Company's bank debt for Fiscal 1999 was approximately 5.5% compared to 5.8% in Fiscal 1998.

Net interest expense for Fiscal 1997 amounted to $7.4 million (interest expense of $8.5 million and interest income of $1.1 million). The average amount of outstanding debt in Fiscal 1997 was $108.9 million. Outstanding debt decreased by approximately $69 million in February 1997 following the sale of approximately 3.1 million shares of common stock in a public offering.

                                        PAGE F5

                     Liquidity and Capital Resources

The Company generated $163.6 million in cash flows from operating activities during Fiscal 1999. Capital expenditures during the year amounted to $202.5 million, of which $111.7 million was for revenue equipment, $60.9 million for terminals, $29.9 million for other assets. In addition, the Company paid $50.7 million in cash for the acquisitions of Processors Unlimited Company, Ltd., CBL Trucking Inc., Airgo, Inc., Scan Trans, Inc., Pace Transportation, Ltd., Special Dispatch of Dallas, Inc., Underwood Trucking Inc., Best Ways Air Cargo, Gulf International Freight, The Cuxhaven Group and Pre-Trans. Capital expenditures for Fiscal 1998 amounted to $157.5 million plus $42.1 million in cash for the acquisitions of Glen Moore, Moore and Son, Vallerie's Transportation Services and the Golden Eagle Group. In light of current business levels, management expects that capital expenditures during the year ending December 31, 2000 will approximate $220 million to $250 million, excluding acquisitions.

The Company has a $200 million revolving credit facility with a syndicate of commercial banks. The facility expires in 2002 and allows up to $100 million for standby letters of credit to cover the Company's self-insurance program, and has optional pricing of interest rates, including LIBOR or Prime base rates. The facility has an annual fee and contains customary financial covenants including maintenance of minimum net worth and funded debt to cash flow. During 1999, all borrowings were drawn at LIBOR base rates, with a weighted average interest rate for the year of 5.4%, excluding fees charged on the facility. At December 31, 1999 the Company had borrowed $30 million and had $48.5 million in outstanding letters of credit under this facility.

On May 1, 2000, notes amounting to $100,000 and bearing interest at 6 5/8% mature. The Company plans to fund the repayment of these notes either by issuing new notes or through its revolving credit facilities.

The Company issued unsecured guaranteed notes of $100,000 on May 1, 1999 that are due May 1,2009 and bear interest at 6 1/2%, payable semi-annually. The notes may be redeemed prior to maturity and have no sinking fund requirements. Net proceeds from the sale of the notes amounted to $98,452.

In addition to the revolving credit facility, the Company maintains three uncommitted lines of credit, which provide $50 million short-term funds at rates approximating LIBOR. These facilities are used in concert with a centralized cash management system to finance short-term working capital needs; thereby enabling the Company to maintain minimal cash balances. At December 31, 1999, the Company had borrowed $16.5 million under these facilities.

In management's  opinion,  cash flows from operating activities and funding from
its  revolving   credit   facilities  are  adequate  to  finance  the  Company's
anticipated business activity in 2000.

At December 31, 1999 the Company had commitments to purchase approximately $6.2 million in land and improvements, $25.3 million for transportation equipment and $4.6 million for other equipment.

During 1999, the Company declared cash dividends of $9.9 million.

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

                                   Market Risk

The Company is exposed to the impact of interest rate changes. The Company's exposure to changes in interest rates is limited to borrowings under a line of credit agreement which has variable interest rates tied to the LIBOR rate. The weighted average annual interest rates on borrowings under this credit agreement were 5.4% and 5.8% in Fiscal 1999 and 1998 respectively. In addition, the Company has $100 million of unsecured notes with a 6 5/8% fixed annual interest rate and $100 million of unsecured notes with a 6 1/2% fixed annual interest rate at December 31, 1999. The Company estimates that the fair value of the notes approximated its market value at December 31, 1999. The Company has no hedging instruments. From time to time, the Company invests excess cash in overnight money market accounts.

                                    Year 2000

During Fiscal 1999, the Company completed remediation and testing of its business critical systems in order to ensure a smooth transition to the Year 2000. The Company expended approximately $2 million to ensure it was Year 2000 compliant. The Company experienced no measurable business interruptions at the onset of the Year 2000, but continues to monitor its business critical systems for possible Year 2000 failures.

                                     PAGE F6

Report of Independent Public Accountants

The  Board  of  Directors  and   Stockholders,
USFreightways Corporation:

We have audited the accompanying consolidated balance sheets of USFreightways Corporation and subsidiaries as of December 31, 1999 and December 31, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the three years ended December 31,1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USFreightways Corporation and subsidiaries as of December 31,1999 and December 31,1998 and the results of their operations and their cash flows for the three years ended December 31, 1999, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Chicago, Illinois
January 19, 2000

                                     PAGE F7

Consolidated Balance Sheets

Years ended  December  31, 1999 and  December  31, 1998  (Thousands  of dollars)

                                                                                                December 31,     December 31,
                                                                                                       1999           1998
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:

   Cash                                                                                        $      6,862    $      5,548
   Accounts receivable, less allowances of $10,623 and $11,159                                      293,989         218,942
   Operating supplies and prepaid expenses                                                           27,624          23,067
   Deferred income taxes (note 4)                                                                    34,453          32,292
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                362,928         279,849

Property and equipment:
   Land                                                                                              85,657          74,933
   Buildings and leasehold improvements                                                             224,828         171,229
   Equipment                                                                                        764,347         649,867
   Other                                                                                             70,757          56,994
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  1,145,589         953,023

   Less accumulated depreciation                                                                   (485,079)       (408,741)
---------------------------------------------------------------------------------------------------------------------------
Total property and equipment                                                                        660,510         544,282

Intangible assets, net of accumulated amortization of $32,210 and $25,717                           174,538         140,201
Other assets                                                                                         14,191          10,341
---------------------------------------------------------------------------------------------------------------------------
                                                                                               $  1,212,167    $    974,673

Liabilities and Stockholders' Equity Current liabilities:
   Current debt (note 3)                                                                       $     20,561    $     10,660
   Notes payable (note 3)                                                                           100,000               -
   Accounts payable                                                                                  89,193          78,757
   Accrued salaries, wages and benefits                                                              79,156          66,142
   Accrued claims and other                                                                          77,310          70,017
   Income taxes payable                                                                               4,124           3,301
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                           370,344         228,877

Long-term debt, less current maturities (note 3)                                                     33,137          51,096
Notes payable (note 3)                                                                              100,000         100,000
Accrued claims and other                                                                             76,777          69,183
Deferred income taxes (note 4)                                                                       73,050          66,383
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    653,308         515,539

Stockholders' equity:
   Cumulative preferred stock, $0.01 par value per share:

      20,000,000 authorized, none issued                                                                  -              -
   Common stock, $0.01 par value per share:
      80,000,000 authorized, 26,498,976 and 26,289,344 issued                                            265            265
   Paid in capital                                                                                   256,081        253,542
   Retained earnings                                                                                 303,032        208,662
   Treasury stock, 45,463 and 255,095 shares                                                            (519)        (3,335)
---------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                                           558,859        459,134
---------------------------------------------------------------------------------------------------------------------------
                                                                                               $   1,212,167   $    974,673


See accompanying notes to consolidated financial statements.

                                     PAGE F8

Consolidated Statements of Operations

Fiscal  years ended  December  31,  1999,  December 31, 1998 and January 3, 1998
(Thousands of dollars, except per share amounts)

Fiscal Year                                                                             1999            1998           1997
-----------------------------------------------------------------------------------------------------------------------------
Operating revenue

   LTL Trucking                                                                   $  1,745,958    $ 1,540,162    $  1,409,086
   TL Trucking                                                                          44,593         12,877              -
   Logistics                                                                           206,881        130,323         106,299
   Freight Forwarding                                                                  225,010        151,531          44,340
   Corporate and other                                                                                     -            5,524
------------------------------------------------------------------------------------------------------------------------------
Total operating revenue                                                              2,222,442      1,834,893       1,565,249
------------------------------------------------------------------------------------------------------------------------------

Operating expenses

   LTL Trucking                                                                      1,574,048      1,412,920       1,305,936
   TL Trucking                                                                          41,446         11,739              -
   Logistics                                                                           190,008        122,347          99,885
   Freight Forwarding                                                                  216,835        146,606          43,051
   Corporate and other                                                                  11,237         11,848          11,367
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                             2,033,574      1,705,460       1,460,239
------------------------------------------------------------------------------------------------------------------------------

Income from operations                                                                 188,868        129,433         105,010
------------------------------------------------------------------------------------------------------------------------------

Non-operating income (expense):
   Interest expense                                                                    (14,003)        (8,784)         (8,461)
   Interest income                                                                       1,129            757           1,038
   Other, net                                                                             (414)            88             (92)
------------------------------------------------------------------------------------------------------------------------------

Total non-operating expense                                                            (13,288)        (7,939)         (7,515)
------------------------------------------------------------------------------------------------------------------------------

Net income before income taxes                                                         175,580         121,494          97,495
Income tax expense (note 4)                                                            (71,340)        (50,049)        (40,914)
------------------------------------------------------------------------------------------------------------------------------


Net income                                                                        $    104,240     $    71,445    $     56,581
------------------------------------------------------------------------------------------------------------------------------

Average shares outstanding-basic                                                    26,416,631      26,209,281      25,544,240
Average shares outstanding-diluted                                                  27,478,479      26,495,714      25,830,674


Basic earnings per common share:                                                  $       3.95     $      2.73    $       2.21
------------------------------------------------------------------------------------------------------------------------------

Diluted earnings per common share:                                                $       3.79     $      2.70    $       2.19
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                     PAGE F9

Consolidated Statements of Stockholders' Equity

Fiscal  years ended  December  31,  1999,  December 31, 1998 and january 3, 1998
(Thousands of dollars)

                                                                                                                     Total

                                                       Common        Paid in        Retained        Treasury         Stockholders'
                                                        Stock        Capital        Earnings           Stock         Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance December 28, 1996                        $       234    $    180,269     $   100,108    $    (11,351)   $   269,260
   Net income                                              -              -           56,581              -          56,581
   Dividends declared                                      -              -           (9,682)             -          (9,682)
   Issuance of common stock                               31          69,400              -               -          69,431
   Employee stock transactions                             -           1,555              -            5,055          6,610
      and other
---------------------------------------------------------------------------------------------------------------------------

Balance January 3, 1998                          $       265    $   251,224      $   147,007    $     (6,296)   $   392,200

   Net income                                              -              -           71,445              -          71,445
   Dividends declared                                      -              -           (9,790)             -          (9,790)
   Employee stock transactions                             -           2,318               -            2,961         5,279
      and other
---------------------------------------------------------------------------------------------------------------------------


Balance December 31, 1998                        $        265    $   253,542     $   208,662    $     (3,335)   $   459,134

   Net income                                              -              -          104,240              -         104,240
   Dividends declared                                      -              -           (9,870)             -          (9,870)

   Employee stock transactions

      and other                                            -          2,539                -           2,816          5,355
---------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1999                        $       265    $   256,081      $   303,032    $       (519)    $  558,859
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                    PAGE F10

Consolidated Statements of Cash Flows

Fiscal  years ended  December  31,  1999,  December 31, 1998 and January 3, 1998
(Thousands of dollars)

Fiscal Year                                                                             1999            1998           1997
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income from continuing operations                                         $    104,240    $     71,445    $     56,581
      Reconciliation to net cash provided by operating activities:
         Depreciation and amortization                                                 93,354          78,015          70,140
         Deferred taxes                                                                 4,506           3,442           6,569
         Changes in assets and liabilities excluding acquisitions:
                  Accounts receivable                                                 (63,651)        (14,423)        (29,680)
                  Other current assets                                                 (3,691)            238          (2,080)
                  Accounts payable                                                      7,707           6,091          21,161
                  Accrued liabilities                                                  18,311          17,632          23,317
                  Other, net                                                            2,845          (9,271)         (8,950)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             163,621         153,169         137,058
------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

   Capital expenditures                                                              (202,474)       (157,476)       (128,809)
   Proceeds from sale of property and equipment                                         4,933          10,457          12,887
Acquisitions                                                                          (50,666)        (42,081)        (22,756)
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                (248,207)       (189,100)       (138,678)
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

   Dividends paid                                                                      (9,849)         (9,771)        (9,357)
   Net proceeds from sale of common stock                                                   -               -          69,431
   Proceeds from sale of treasury stock                                                 5,355           5,279          6,610
   Net proceeds from sale of notes                                                     98,452               -             -
   Proceeds from long-term bank debt                                                  155,000          89,500         15,000
   Payments on long-term bank debt                                                   (163,058)        (50,000)       (77,683)
------------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                              85,900          35,008          4,001
------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                         1,314            (923)         2,381

Cash at beginning of year                                                               5,548            6,471         4,090
------------------------------------------------------------------------------------------------------------------------------

Cash at end of year                                                              $      6,862     $      5,548    $    6,471
------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information: Cash paid during the year for:

      Interest                                                                   $     12,348     $      8,753    $     7,823
      Income taxes                                                                     66,782           44,558         32,389

   Non-cash transactions: equity, notes issued and debt assumed
      in connection with acquisitions                                            $      1,388     $    24,298    $      4,023
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                    PAGE F11

Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)




1. Summary of Significant Accounting Policies
----------------------------------------------------------------------------
Company Overview

USFreightways Corporation ("the Company") is a full service provider of transportation services and innovative logistics solutions. This is accomplished through the Company's operating subsidiaries. Regional less-than-truckload ("LTL") general commodities carriers provide overnight and second-day delivery throughout the United States and into Canada. Logistics subsidiaries provide solutions to customers' logistics and distribution requirements. The Company also provides domestic and international freight forwarding as well as premium regional and national truckload ("TL") service.

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

In 1999 ("Fiscal 1999"), the Company reported on a calendar year basis. In 1998, the Company changed its year-end to December 31st ("Fiscal 1998"). The year ending January 3, 1998 ("Fiscal 1997") included 53 weeks.

Revenue Recognition

Revenue for Less-than-truckload and Truckload operations is recognized when freight is picked up from the customer. Freight forwarding revenue from air freight shipments is recognized when the shipment is placed on board the aircraft and revenue from ocean shipments is recognized when the vessel sails. Logistics revenue from warehousing is recognized under the terms of the various contracts and revenue from dedicated fleet shipments is recognized upon delivery, which is generally the same day as the pickup. In all cases, estimated expenses of performing the total transportation services are accrued concurrently with the revenue recognition.

Cash

The Company considers demand deposits and highly liquid investments purchased with original maturities of three months or less as cash.

Property and equipment

Purchases of property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over periods ranging from three to twelve years for the majority of equipment and 30 years for buildings. Maintenance and repairs are charged to operations currently, while expenditures that add to the life of the equipment are capitalized. When revenue equipment is traded, a gain or loss on the trade of the equipment is recognized.

Intangible assets

These costs primarily represent goodwill which is amortized on a straight-line basis up to 40 years. The carrying value of goodwill is reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable through projected undiscounted future operating cash flows. No reduction of the carrying value has been required for any year.

                                PAGE F12

Earnings Per Share

Basic earnings per share are calculated on income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated using earnings available to each share of common stock outstanding during the period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Unexercised stock options, calculated under the treasury stock method, is the only reconciling item between the Company's basic and diluted weighted earnings per share. The number of options, included in the denominator, used to calculate diluted earnings per share are 1,061,848; 286,433 and 286,434 for fiscal years 1999, 1998, and 1997 respectively.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.  OPERATING LEASES
-------------------------------------------------------------------------------
The Company leases certain terminals, vehicles and data processing equipment under long-term lease agreements that expire in various years through 2014.

The following is a schedule of future minimum rental payments on leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 1999.

Fiscal Year                                           Payments
----------------------------------------------------------------------------


2000                                               $    21,651
2001                                                    18,551
2002                                                    12,318
2003                                                     7,717
2004                                                     4,031
Subsequent years                                        12,978
----------------------------------------------------------------------------
                                                   $    77,246
                                                   -----------

Rental  expense in the  accompanying  consolidated  statements of operations for
Fiscal  years  1999,  1998,  and  1997  was  $29,667,   $22,595,   and  $21,863,
respectively.

                                        PAGE F13

3. Long-Term Debt

----------------------------------------------------------------------------

Long-term debt at December 31, 1999 and December 31, 1998 consists of the following:

                                                December 31,     December 31,
                                                       1999           1998
----------------------------------------------------------------------------

Unsecured notes (a)                            $   200,000     $   100,000
Unsecured lines of credit (b)                       46,500          55,150
Other                                                7,198           6,606
----------------------------------------------------------------------------
                                                   253,698         161,756

Less current maturities                            120,561          10,660
----------------------------------------------------------------------------
                                               $   133,137     $   151,096
                                               -----------     -----------

(a) Unsecured notes of $100,000 are payable on May 1, 2000 and bear interest at 6 5/8%, payable semi-annually. The Company also issued guaranteed unsecured notes of $100,000 on May 1, 1999 that are due May 1,2009 and bear interest at 6 1/2%, payable semi-annually. The notes are subject to redemption in whole or part any time prior to maturity and have no sinking fund requirements. Based upon the Company's incremental borrowing rates for similar types of borrowing arrangements, the fair value of the notes at December 31, 1999 was approximately $200,000.

(b) The Company has a $200,000 revolving credit facility through a syndicate of commercial banks. The facility expires in 2002 and allows up to $100,000 for standby letters of credit to cover the Company's self-insurance program, and has optional pricing of interest rates, including LIBOR or Prime base rates. The facility has an annual fee and contains customary financial covenants including maintenance of minimum net worth and funded debt to cash flow. During Fiscal 1999, all borrowings were drawn at LIBOR base rates, with a weighted average interest rate for the year of 5.4%, excluding fees charged on the facility. At December 31, 1999 the Company had borrowed $30,000 and had $48,550 outstanding letters of credit under this facility. In addition to the revolving credit facility, the Company maintains three uncommitted lines of credit, which provide $50,000 short-term funds at rates approximating LIBOR. These facilities are used in concert with a centralized cash management system to finance short-term working capital needs; thereby enabling the Company to maintain minimal cash balances. At December 31, 1999 the Company had borrowed $16,500 under these facilities.

The aggregate annual maturities of debt at December 31, 1999 are as follows:

Fiscal Year                                               Amount
----------------------------------------------------------------------------

2000                                                 $   120,561
2001                                                          46
2002                                                      30,080
2003                                                          51
2004                                                         546
Subsequent years                                         102,414
----------------------------------------------------------------------------
                                                     $   253,698
                                                     -----------

                                PAGE F14

4. Income Taxes

----------------------------------------------------------------------------

A reconciliation of the statutory Federal income tax rate with the effective income tax rate is as follows:


Fiscal Year:                                                                            1997            1998           1997
---------------------------------------------------------------------------------------------------------------------------
Federal income tax at statutory rate (35%)                                       $     61,453   $     42,523    $     34,123
State income tax                                                                        7,136          6,115           4,489
Goodwill amortization                                                                   2,006          1,363             955
Other                                                                                     745             48           1,347
---------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                         $     71,340   $     50,049    $     40,914
---------------------------------------------------------------------------------------------------------------------------

The components of the provision for income taxes are as follows:


Fiscal Year:                                                                            1999            1998           1997
---------------------------------------------------------------------------------------------------------------------------
Current expense:
   Federal                                                                       $     56,285    $    36,814    $     28,427
   State                                                                               10,549          8,106           5,918
---------------------------------------------------------------------------------------------------------------------------
                                                                                       66,834         44,920          34,345
---------------------------------------------------------------------------------------------------------------------------
Deferred expense:
   Accelerated depreciation                                                            11,438         10,043           9,099
   Allowance for doubtful accounts and revenue adjustments                               (587)        (1,036)          3,798
   Insurance and claims                                                                (5,043)        (3,797)         (4,659)
   Vacation pay                                                                          (389)        (1,254)         (1,053)
   Other                                                                                 (913)         1,173            (616)
---------------------------------------------------------------------------------------------------------------------------
                                                                                 $      4,506     $    5,129      $    6,569
---------------------------------------------------------------------------------------------------------------------------

Total income tax expense                                                         $     71,340     $   50,049    $     40,914
---------------------------------------------------------------------------------------------------------------------------

The following is a summary of the components of the deferred tax assets and liabilities at December 31, 1999 and December 31, 1998:


                                                                                                 December 31,     December 31,
                                                                                                        1999           1998
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for doubtful accounts and revenue adjustments                                      $     2,663      $    2,076
   Insurance and claims                                                                              39,794          34,751
   Vacation pay                                                                                       8,840           8,451
   Other                                                                                              6,256           7,261
---------------------------------------------------------------------------------------------------------------------------
                                                                                                $    57,553     $    52,539
---------------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
   Property and equipment, principally due to accelerated depreciation                          $    96,150     $    86,630
---------------------------------------------------------------------------------------------------------------------------

                               PAGE F15

5. Employee Benefit Plans

----------------------------------------------------------------------------

The Company maintains a salary deferral 401(k) plan covering substantially all employees who are not members of a collective bargaining unit and who meet specified service requirements. Contributions are based upon participants' salary deferrals and compensation and are made within Internal Revenue Service limitations. For the Fiscal years 1999, 1998, and 1997, Company contributions for these plans were $9,536, $8,290 and $6,550, respectively. The Company does not offer post-employment or post-retirement benefits.

The Company contributes to several union-sponsored multi-employer pension plans. These plans are not administered by the Company, and contributions are determined in accordance with provisions of negotiated labor contracts. The Multi-employer Pension Plan Amendments Act of 1980 established a continuing liability to such union-sponsored pension plans for an allocated share of each plan's unfunded vested benefits upon substantial or total withdrawal by the Company or upon termination of the pension plans. To date, no withdrawal or termination has occurred or is contemplated. For the Fiscal years 1999, 1998, and 1997, Company contributions for these pension plans were $72,536, $60,748 and $54,041 respectively.

6. Common Stock

----------------------------------------------------------------------------

The Company maintains an employee stock purchase plan which provides for the purchase of an aggregate of not more than 900,000 shares of the Company's common stock. Each eligible employee may designate the amount of regular payroll deductions, subject to a yearly maximum, that is used to purchase shares at 90% of the month-end market price. At December 31, 1999; 641,040 shares had been issued under this plan.

The Company maintains stock option plans that provide for the granting of options to key employees and non-employee directors to purchase an aggregate of not more than 4,710,000 shares of the Company's common stock. Stock options issued pursuant to the plans are exercisable for periods up to 10 years from the date an option is granted. At December 31, 1999 there were 646,370 shares available for granting under the plans.

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


Fiscal Year                                                                             1999            1998           1997
---------------------------------------------------------------------------------------------------------------------------
Net income - as reported                                                         $    104,240    $    71,445    $     56,581
Net income - pro forma                                                                100,681         69,736          55,808

Basic earnings per share - as reported                                                   3.95           2.73            2.21
Basic earnings per share - pro forma                                                     3.81           2.66            2.18

Diluted earnings per share - as reported                                                 3.79           2.70            2.19
Diluted earnings per share - pro forma                                                   3.66           2.63            2.16
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

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal years 1999, 1998, and 1997: dividend yield ranging from 0.93% to 1.58%; expected volatility ranging from 37.07% to 49.31%; risk-free interest rates at grant date ranging from 4.97% to 6.89%; and expected lives ranging from 4.28 to 5.69 years.

                                    PAGE F16

A summary of the status of the Company's stock option plans is presented below:


Fiscal Year                                              1999                           1998                           1997
---------------------------------------------------------------------------------------------------------------------------

                                                    Weighted-                      Weighted-                      Weighted-
                                                      Average                        Average                        Average
                                                     Exercise                       Exercise                       Exercise
                                       Shares           Price         Shares           Price          Shares          Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    2,727,790      $   24.13       1,435,730    $      23.67      1,107,250     $     17.84
Granted                               693,000          41.05       1,550,000           25.10        623,500           29.93
Exercised                            (135,900)         17.94         (54,290)          16.73       (279,520)          14.98
Forfeited                              (8,000)         43.30        (203,450)          30.23        (15,500)          16.52
                                    ----------     ---------       ----------   ------------      ---------     -----------
Outstanding at end of year          3,276,890          27.92        2,727,990          24.13      1,435,730           23.67
                                    ----------     ----------      ----------   ------------      ---------     -----------
Options exercisable at year end       671,990          22.27          581,790          20.19        402,690           17.74
                                    ----------     ----------      ----------   ------------      ---------
Weighted-average fair value
   of options granted during
      the year                    $     16.84                     $    11.66                    $     11.80
----------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1999:


                                                               Outstanding Options                      Options Exercisable
---------------------------------------------------------------------------------------------------------------------------

                                                 Weighted-Avg

                                  Number            Remaining                                    Number
           Range of       Outstanding at     Contractual Life         Weighted-Avg       Exercisable at        Weighted-Avg
    Exercise Prices             12/31/99              (years)       Exercise Price             12/31/99      Exercise Price
---------------------------------------------------------------------------------------------------------------------------
  $     13.00-15.00               97,550                 2.72    $           13.78               97,550    $          13.78
        18.25-19.63              406,000                 6.55                19.63              262,900               19.63
        22.50-24.94            1,689,340                 8.50                24.76              138,640               23.00
        25.94-30.50              293,500                 8.00                29.74              127,900               29.88
        31.81-35.00              250,000                 8.58                32.01               45,000               32.17
        42.88-44.69              540,500                 9.77                43.70                  -                    -
---------------------------------------------------------------------------------------------------------------------------
                               3,276,890                 8.26                27.92              671,990               22.27
                               ---------                                                        -------


                                       PAGE F17

The Company has a stockholder rights plan designed to deter coercive takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. In the event of a non-permitted transaction, the Company would declare a distribution of one right for each share of common stock outstanding to stockholders and generally to shares issuable under the Company's stock option plans. In the event of a proposed takeover meeting certain conditions, the rights could be exercised by all holders other than the takeover bidder at an exercise price of half of the current market price of the Company's common stock. This would have the effect of significantly diluting the holdings of the takeover bidder. These rights expire on February 3, 2004.

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

At  December  31,  1999,  the  Company  had  capital  purchase   commitments  of
approximately $6,207 for land and improvements, $25,327 for transportation equipment, and $4,559 for other equipment.

8. Acquisitions

----------------------------------------------------------------------------

During 1999, under the purchase method of accounting, the Company acquired all of the outstanding shares of Processors Unlimited Company, Ltd., a provider of reverse logistics services to the grocery and drug industries; Special Dispatch of Dallas, Inc., a Texas based provider of assembly and distributions services; Cuxhaven Group, Inc., a domestic freight forwarding company and former Baltimore, MD agent for Worldwide; Airgo, Inc., a domestic freight forwarding company and former Seattle, WA agent for Worldwide; Scan Trans, Inc. a domestic freight forwarding company and former San Francisco, CA agent for Worldwide; Pace Transportation, Ltd., a domestic freight forwarding company and former Baltimore, MD agent for Worldwide; Best Ways Air Cargo, a Puerto Rico-based air freight forwarder and Underwood Trucking, an Indiana -based truckload carrier. The Company also purchased the general commodities business of CBL Trucking Inc., a Mid-Atlantic and New England LTL carrier; certain assets of Gulf International Freight, a domestic freight forwarding company and certain assets of Pre Trans, a Puerto Rico business unit of Caro Trans International that provides ocean services. Total consideration for all Fiscal 1999 acquisitions amounted to $52,054 of cash and debt incurred.

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

                              PAGE F18


9. Business Segments

----------------------------------------------------------------------------

The Company has nine reportable business segments: the five regional LTL trucking companies , TL trucking, Logistics, Freight forwarding and Corporate and other. The LTL trucking group provides overnight and second-day delivery of general commodities throughout the United States and into Canada. The Company's TL subsidiary provides premium regional and national TL services. The Company's logistics subsidiaries provide solutions to customers' logistics and distribution requirements. The Company's freight forwarding subsidiaries provide domestic and international air and ocean freight service through both exclusive and non-exclusive agents. The Corporate and other group includes mainly the costs for the Company's head office and risk management groups. The reportable business segments are managed separately because each business has differing customer requirements, either as a result of the regional environment of the country or differences in products and services offered.

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

An immaterial amount of revenue is generated outside the United States.


Fiscal Year                                                                             1999            1998           1997
---------------------------------------------------------------------------------------------------------------------------
Revenue
   LTL Group:

      USF Holland                                                                 $   912,765    $   794,012    $    711,137
      USF Reddaway                                                                    244,000        215,531         198,714
      USF Red Star                                                                    249,369        212,365         194,823
      USF Dugan                                                                       193,336        181,971         170,962
      USF Bestway                                                                     146,488        136,283         133,450
---------------------------------------------------------------------------------------------------------------------------
         Total LTL Group                                                            1,745,958      1,540,162       1,409,086
   TL                                                                                  44,593         12,877               -
   Logistics                                                                          206,881        130,323         106,299
   Freight forwarding                                                                 225,010        151,531          44,340
   Corporate and other                                                                                     -           5,524
---------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                     $ 2,222,442    $ 1,834,893    $  1,565,249
---------------------------------------------------------------------------------------------------------------------------

Income From Operations
   LTL Group:

      USF Holland                                                                 $   111,203    $    82,580    $     65,244
      USF Reddaway                                                                     28,221         18,909          13,457
      USF Red Star                                                                      7,275          3,581             871
      USF Dugan                                                                         8,678          6,661           6,145
      USF Bestway                                                                      16,533         15,511          17,433
---------------------------------------------------------------------------------------------------------------------------
         Total LTL Group                                                              171,910        127,242         103,150
   TL                                                                                   3,147          1,138              -
   Logistics                                                                           16,873          7,976           6,414
   Freight forwarding                                                                   8,175          4,925           1,289
   Corporate and other                                                                 (4,744)        (7,555)         (2,936)
   Amortization of intangibles                                                         (6,493)        (4,293)         (2,907)
---------------------------------------------------------------------------------------------------------------------------
Total Income from Operations                                                      $   188,868    $   129,433    $    105,010
---------------------------------------------------------------------------------------------------------------------------

                                    PAGE F19


Fiscal Year                                                                             1999            1998           1997
---------------------------------------------------------------------------------------------------------------------------
Assets
   LTL Group:

      USF Holland                                                                 $   433,887    $   337,477    $    276,810
      USF Reddaway                                                                    131,254        117,326         108,979
      USF Red Star                                                                    159,804        146,431         137,336
      USF Dugan                                                                        98,212         92,969          93,737
      USF Bestway                                                                      80,347         65,815          64,266
---------------------------------------------------------------------------------------------------------------------------
         Total LTL Group                                                              903,504        760,018         681,128
   TL                                                                                  44,054         32,680              -
   Logistics                                                                          129,809         70,588          59,458
   Freight forwarding                                                                 126,111         97,326          52,232
   Corporate and other                                                                  8,689         14,061           6,717
---------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                      $ 1,212,167    $   974,673    $    799,535
---------------------------------------------------------------------------------------------------------------------------

Fiscal Year                                                                             1999            1998           1997
---------------------------------------------------------------------------------------------------------------------------

Long Lived Asset Expenditures
   LTL Group:

      USF Holland                                                                 $    111,254   $    83,908    $     66,637
      USF Reddaway                                                                      17,511        21,105          19,421
      USF Red Star                                                                      13,788        16,358          10,439
      USF Dugan                                                                          9,932        13,707          18,134
      USF Bestway                                                                       16,982         9,134           8,463
---------------------------------------------------------------------------------------------------------------------------
         Total LTL Group                                                               169,467       144,212         123,094
   TL                                                                                   10,994         1,844              -
   Logistics                                                                            18,976         9,830           4,799
   Freight forwarding                                                                    1,931           669             280
   Corporate and other                                                                   1,106           921             636
---------------------------------------------------------------------------------------------------------------------------
Total Long Lived Asset Expenditures                                               $    202,474   $   157,476    $    128,809
---------------------------------------------------------------------------------------------------------------------------

Depreciation Expense
   LTL Group:

      USF Holland                                                                $      36,669   $    30,565    $     27,603
      USF Reddaway                                                                      12,048        11,267           9,927
      USF Red Star                                                                       9,748         7,987           7,269
      USF Dugan                                                                         10,857        10,458           9,887
      USF Bestway                                                                        5,540         4,723           4,802
---------------------------------------------------------------------------------------------------------------------------
         Total LTL Group                                                                74,862        65,000          59,488
   TL                                                                                    4,083         1,016               -
   Logistics                                                                             7,799         6,352           5,678
   Freight forwarding                                                                    1,381           842             277
   Corporate and other                                                                     694           512           1,790
---------------------------------------------------------------------------------------------------------------------------
Total Depreciation Expense                                                        $     88,819   $    73,722    $     67,233
---------------------------------------------------------------------------------------------------------------------------

                                    PAGE F20

10. Quarterly Financial Information (unaudited)

Quarters                                                First         Second           Third          Fourth          Total
---------------------------------------------------------------------------------------------------------------------------


Fiscal 1999
   Operating revenue                             $    513,229    $   548,856     $   571,946    $    588,411    $ 2,222,442
   Income from Operations                              32,231         47,787          53,304          55,546        188,868
   Net income                                          17,508         26,271          29,723          30,738        104,240
   Net income per share - basic                          0.67           1.00            1.12            1.16           3.95
   Net income per share - diluted                        0.65           0.96            1.07            1.11           3.79
   Dividends declared per share                        0.0933         0.0933          0.0933          0.0933          .3733
   Market price per share (calendar quarter)      28.87-34.87    27.31-47.37     42.09-51.75     41.06-49.87    27.31-51.75

Fiscal 1998
   Operating revenue                             $    442,339    $   447,026     $   469,349    $    476,179    $ 1,834,893
   Income from Operations                              25,723         32,448          34,851          36,411        129,433
   Net income                                          13,729         18,044          19,504          20,168         71,445
   Net income per share - basic                          0.53           0.69            0.74            0.77           2.73
   Net income per share - diluted                        0.52           0.68            0.74            0.76           2.70
   Dividends declared per share                        0.0933         0.0933          0.0933          0.0933          .3733
   Market price per share (calendar quarter)      32.37-39.50    28.37-37.12     18.44-32.62     17.87-30.12    17.87-39.50

---------------------------------------------------------------------------------------------------------------------------

                                             PAGE F21

Selected Consolidated Financial Data (Thousands of dollars, except per share amounts)


Fiscal Year                                              1999           1998            1997            1996           1995
---------------------------------------------------------------------------------------------------------------------------
Statements of Operations

Operating revenue                                $  2,222,442    $  1,834,893    $ 1,565,249      $ 1,330,972    $  1,144,458
Income from operations                                188,868         129,433        105,010           67,128(1)       67,543

Interest expense                                      (14,003)         (8,784)        (8,461)         (12,144)         (8,884)
Interest income                                         1,129             757          1,038              649             707
Other non-operating income (expense)                     (414)             88            (92)            (704)           (878)
-----------------------------------------------------------------------------------------------------------------------------
Net income before income taxes                        175,580         121,494         97,495           54,929          58,488

Income tax expense                                    (71,340)        (50,049)       (40,914)         (23,451)        (25,150)
-----------------------------------------------------------------------------------------------------------------------------

Net income                                       $    104,240     $    71,445     $   56,581      $    31,478(1)  $    33,338
-----------------------------------------------------------------------------------------------------------------------------

Basic Earnings Per Share

Net income per share                             $       3.95     $      2.73     $     2.21      $      1.41(1)   $    1.52

Diluted Earnings Per Share

Net  income per share                            $       3.79     $      2.70     $     2.19      $      1.40(1)   $    1.51

Cash dividends declared per share                $       0.37     $      0.37     $     0.37     $       0.37      $    0.37

Operating Statistics
LTL Trucking Companies (in thousands)
Total tons                                             10,220          9,177          8,579            7,732           6,835
Total shipments                                        14,797         13,468         12,857           11,590          10,187

Balance Sheets
Assets:

Current assets                                   $    362,928   $    279,849    $   237,116     $    203,577    $    158,611
Property and equipment, net                           660,510        544,282        448,315          395,500         338,846
Intangible assets, net                                174,538        140,201        104,407           79,559          69,918
Other assets                                           14,191         10,341          9,697            9,872          10,819
----------------------------------------------------------------------------------------------------------------------------
Total assets                                     $  1,212,167   $    974,673    $   799,535     $    688,508    $    578,194
----------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity:
Current liabilities                              $    370,344   $    228,877    $   181,714     $    144,348    $    128,484
Long-term debt                                        133,137        151,096        115,000          178,000         137,333
Other non-current liabilities                         149,827        135,566        110,621           96,900          79,225
Total stockholders' equity                            558,859        459,134        392,200          269,260         233,152
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and

   stockholders' equity                          $  1,212,167   $    974,673    $   799,535     $    688,508    $    578,194
----------------------------------------------------------------------------------------------------------------------------

(1) Income from operations, net income and earnings per share include the Red Star restructuring charge of $4,050, before income tax, equivalent to $0.10 per share, net of tax.


                                             PAGE F22

STATISTICAL INFORMATION

                   Operating Operating LTL Tons       LTL            Terminals Tractors  Trailers  Employees
                   Revenue   Ratio                    Shipments
              YR.  (million)           (thousands)    (thousands)
              --   --------- --------- -----------    -----------    --------- --------  --------  ---------

Holland        99   $912.8    87.8%     4,694.6         7,392.1         60        4,163     6,668     9,003
               98   $794.0    89.6%     4,163.9         6,599.1         55        3,645     6,299     8,058
Red Star       99   $249.4    97.1%     1,102.3         2,234.4         33        1,126     2,770     2,441
               98   $212.4    98.3%       961.4         1,986.2         33          995     2,231     2,232
Reddaway       99   $244.0    88.4%       950.1         1,926.4         56        1,118     3,179     2,666
               98   $215.5    91.2%       858.6         1,766.3         56        1,084     2,956     2,485
Bestway        99   $146.5    88.7%       658.5         1,269.0         33          660     2,522     1,521
               98   $136.3    88.6%       640.6         1,208.9         22          639     2,314     1,472
Dugan          99   $193.3    95.5%       955.4         1,723.4         59        1,062     3,195     2,116
               98   $182.0    96.3%       914.9         1,686.3         61        1,008     2,985     2,107
Logistics      99   $206.9    91.8%        NA               NA          97          598     1,520     3,682
               98   $130.3    93.9%        NA               NA          33          514     1,280     1,829
Worldwide(1)   99   $225.0    96.4%        NA               NA          59            4         2       637
               98   $151.5    96.7%        NA               NA          51          NA        NA        520
Glen Moore(2)  99   $ 44.6    92.9%        NA               NA           2          288       864       464
               98   $ 12.9    91.2%        NA               NA           1          236       625       383

(1) USF Worldwide acquired Golden Eagle on November 12, 1998. Golden Eagle's revenue, profits and employees are included with USF Worldwide.
(2)   Acquired on August 31, 1998.

