Form 10-K, Exhibit 13
period 2000-12-31
USFREIGHTWAYS CORP
filed 2001-03-27
CIK 881791

PAGE F1

Financial Highlights

(Thousands of dollars, except per share amounts)


Fiscal Year                                                                             2000            1999           1998
---------------------------------------------------------------------------------------------------------------------------
Revenue

   LTL Trucking                                                                  $  1,913,675    $ 1,750,309    $ 1,540,162
   TL Trucking                                                                         86,317         44,715         12,877
   Logistics                                                                          276,958        206,881        130,323
   Freight Forwarding                                                                 261,749        225,010        151,531
   Corporate and other                                                                      -              -              -
---------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                    $  2,538,699    $ 2,226,915    $ 1,834,893
---------------------------------------------------------------------------------------------------------------------------

Income from Operations (loss)
   LTL Trucking                                                                  $    173,539   $   171,910    $   127,242
   TL Trucking                                                                          4,671         3,147          1,138
   Logistics                                                                           16,680        16,873          7,976
   Freight Forwarding                                                                  (4,081)        8,175          4,925
   Corporate and other                                                                (13,578)      (11,237)       (11,848)
---------------------------------------------------------------------------------------------------------------------------
Total Income from Operations                                                     $    177,231   $   188,868    $   129,433
---------------------------------------------------------------------------------------------------------------------------

Interest Expense                                                                 $   (21,282)   $   (14,003)   $    (8,784)
---------------------------------------------------------------------------------------------------------------------------

Net Income                                                                       $    96,798    $    104,240   $    71,445
---------------------------------------------------------------------------------------------------------------------------

Net Income Per Share - Diluted                                                   $      3.61    $       3.79   $      2.70
---------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                     $ 1,351,074    $  1,212,167    $   974,673
---------------------------------------------------------------------------------------------------------------------------

Return on Average Stockholders' Equity                                                  16.2%            20.5%         16.8%
---------------------------------------------------------------------------------------------------------------------------

                                PAGE F2





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS

USFreightways Corporation ("the Company") provides comprehensive supply chain management services through its operating subsidiaries. Regional less-than-truckload ("LTL") general commodities carriers provide overnight and second-day delivery throughout the United States and into Canada. Logistics subsidiaries provide integrated supply chain solutions, value added logistics solutions, reverse logistics services and complete warehouse fulfillment services to its customers. The Company also provides domestic and international freight forwarding, import and export air and ocean services as well as premium regional and national truckload ("TL") service. Principal subsidiaries in the Regional LTL group are USF Holland Inc. ("Holland"), USF Bestway Inc. ("Bestway"), USF Red Star Inc. ("Red Star"), USF Reddaway Inc. ("Reddaway") and USF Dugan Inc. ("Dugan"). USF Worldwide Logistics consists of Logistics and Freight Forwarding Groups. The Logistics group consists of USF Logistics Inc. ("Logistics"), USF Processors Inc ("Processors") and USF Distribution Services Inc. ("Distribution Services"); the Freight Forwarding group includes several companies that all now trade under the name USF Worldwide Inc. ("Worldwide"); USF Glen Moore Transport Inc. ("Glen Moore") is the Company's TL carrier.

                                               Results of Operations

Operating revenue of the Company for 2000 was a record $2.54 billion, a 14.0% increase over total operating revenue of $ 2.23 billion for 1999. Income from operations decreased by 6.2% from $ 188.9 million in 1999 to $177.2 million in 2000. Net income per share decreased by 4.7% to $3.61 (diluted) in 2000 compared to $3.79 (diluted) in 1999.

Operating revenue of the Company for 1999 was $2.23 billion, a 21.4% increase over total operating revenue of $ 1.83 billion for 1998. Income from operations increased by 45.9% from $ 129.4 million in 1998 to a record $188.9 million in 1999. Net income per share increased by 40.4% to $3.79 (diluted) in 1999 compared to $2.70 (diluted) in 1998.

Regional LTL

Revenue in the LTL group for 2000 increased by 9.3% to $1.91 billion from $1.75 billion in 1999. In accordance with guidelines established by the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") Number 101 "Revenue Recognition in Financial Statements", beginning with the 2000 fourth quarter, the Company reclassified fuel surcharges invoiced to customers as revenue. Therefore, the Company has restated the fourth quarter of 1999 and the first three-quarters of 2000 revenue and operating expense figures. Prior to the 2000 fourth quarter, the fuel surcharges were accounted for as a reduction in fuel costs. The implementation of SAB Number 101 had no effect on net income, but increased revenue and operating expenses by $60.4 million in 2000 and $4.5 million in 1999. In 2000, revenue from the LTL group amounted to 75.4% of the Company's operating revenue compared to 78.6% in 1999. LTL revenue increased 9.6%, LTL shipments increased 4.6%, LTL tonnage increased 3.8% and LTL revenue per hundredweight increased 5.6%. In 2000, the LTL group enacted a general rate increase of approximately 5.8% in late August. The LTL group enacted a 5.7% general rate increase in October 1999. General rate increases apply to approximately 50% of the LTL group's revenue base. The remaining 50% of the revenue base is subject to contractual agreements which normally result in lower rate increases.

Operating income in 2000 increased by 0.9% to $173.5 million from $171.9 million in 1999. Despite a slowing US economy, the modest improvement in operating results were directly attributable to price stability and a continuing emphasis on cost containment. The LTL group's ratio of operating expenses compared to operating revenue (operating ratio) increased to 90.9% compared to 90.2% in 1999. Salaries, wages and benefits decreased to 60.4% of revenue from 61.1% in 1999 as each of the regional LTL carriers continued to improve operational efficiencies. Fuel expense increased as a percentage of revenue to 5.5% compared to 3.7% in 1999 due to rising fuel prices. Purchased transportation expense improved by 0.3% and operating supplies and expenses improved by 0.4%. Depreciation, terminal rents, operating taxes and licenses and insurance and claims collectively improved by 0.2% to 10.7% of revenue in 2000 compared to 10.9% in 1999.

Revenue in the LTL group in 1999 increased by 13.6% to $1.75 billion from $1.54 billion in 1998. In 1999, revenue from the LTL group amounted to 78.6% of the Company's operating revenue compared to 83.9% in 1998. LTL revenue increased 13.5%, LTL shipments increased 9.8%, LTL tonnage increased 10.9% and LTL revenue per hundredweight increased 2.3%. The LTL group enacted a 5.7% general rate increase in October 1999.

                                PAGE F3





Operating income in 1999 increased by 35.1% to $171.9 million from $127.2 million in 1998. Improvements in operating results were directly attributable to price stability, a strong US economy-particularly in the latter half due to the Y2K inventory build-up, increases in market share and a continuing emphasis on cost reduction. The LTL group improved its operating ratio to 90.2% compared to 91.7% in 1998. Salaries, wages and benefits improved to 61.1% of 1999 revenue compared to 63.9% of 1998 revenue as Holland, Red Star and Reddaway, mainly, continued to improve operational efficiencies. Fuel expenses were 3.7% of 1999 revenue compared to 3.4% of 1998 revenue primarily due to higher prices in the fourth quarter of 1999. Depreciation, terminal rents, operating taxes, licenses and operating supplies and expenses collectively improved by approximately 0.6% to 17.1% of 1999 revenue compared to 17.7% of 1998 revenue.


Approximately 86% of Holland's and Red Star's employees are members of the Teamsters' union and are subject to a collective bargaining agreement. In 1998, the Teamsters ratified a five-year agreement that expires at the end of March 2003. This agreement provided for, among other things, customary increases in wages, pension and health benefits.

Truckload

The Company's TL carrier, Glen Moore, is headquartered in Carlisle, PA and operates in both regional and nationwide markets. Glen Moore contributed $86.3 million in revenue in 2000 and its operating ratio was 94.6%, generating $4.7 million in operating profits compared to $44.7 million in revenue and an operating ratio of 93.0% in 1999. TL operations accounted for 3.4% of the Company's 2000 operating revenue compared to 2.0% of 1999 revenue. Operating income, in 1999, was $3.1 million and its operating ratio was 93.0%. Glen Moore's revenue increase is mainly attributable to its two acquisitions. Glen Moore currently operates 599 tractors and 1,885 trailers.

On January 10, 2000, Glen Moore acquired Tri-Star Transportation, a Tennessee based TL carrier that operated 170 tractor/trailer units. Though not included in the Company's 1999 revenue, Tri-Star generated $28 million in revenue for 1999, with approximately two-thirds coming from dedicated fleet operations. On August 2, 1999, Glen Moore acquired Underwood Trucking ("Underwood") an Indiana based TL carrier which was merged into Glen Moore. At its acquisition date, Underwood was operating approximately 50 tractors and 250 trailers and was generating approximately $3.6 million in annual revenue.

Logistics

Revenue in the Logistics group, comprised of dedicated carriage, assembly and distribution, supply chain management, contractual warehousing and reverse logistics services increased by $70.1 million (a 33.9% increase) to $277.0 million in 2000 compared to $206.9 million in 1999. Assembly and distribution revenue increased in 2000 from 1999 primarily through growth at existing distribution centers coupled with revenue from new distribution centers in Baltimore, MD and Oklahoma City, OK and full year revenue from other distribution centers that were opened in the second half of 1999. Assembly and distribution operating profits increased by 42.9% to $7.3 million in 2000. Contractual and warehousing revenue increased in 2000 to $128.7 million from $110.2 million in 1999 primarily through the addition of new customers and expanded business with existing customers. Reverse logistics services revenue, at USF Processors ("Processors") which was acquired in March 1999, amounted to $70.6 million in 2000 compared to $43.6 million in 1999. Most of Processors' revenue growth came from extraordinary volumes from a major customer. Increased spending for information technology and higher costs at Processors, to handle these extraordinary volumes, contributed to the group's diminished profits. In 2000, the Logistics group accounted for 10.9% of the Company's operating revenue compared to 9.3% in 1999. Operating income for the Logistics group decreased by 1.1% to $16.7 million from $16.9 million in 1999. The group's operating ratio was 94.0% in 2000 compared to 91.8% in 1999. Purchased transportation expenses increased to 11.1% of 2000 revenue compared to 7.1% of 1999 revenue as the distribution business increased its dependence on outsourced deliveries. Operating taxes and licenses improved to 1.6% of 2000 revenue compared to 2.1% in 1999. Depreciation increased to 3.9% of 2000 revenue compared to 3.6% in 1999. Building rents increased to 6.4% of 2000 revenue compared to 5.5% in 1999 as the Logistics group used more leased facilities, especially in the Processors operations. Salaries, wages and benefits decreased to 50.0% of 2000 revenue compared to 51.7% in 1999 due in part to the change in the distribution dependence on outsourced deliveries from employee deliveries, but largely offsetting this improvement was increased labor at Processors to handle extraordinary volumes from a large customer. Processors' business is more labor intensive than other traditional transportation businesses.

                                PAGE F4




Revenue in the Logistics group increased by $76.6 million (a 58.8% increase) to $206.9 million in 1999 compared to $130.3 million in 1998. Assembly and distribution revenue increased in 1999 from 1998 primarily through growth at existing distribution centers coupled with revenue from new distribution centers , along with revenue obtained since July 1999 from the acquisition of Special Dispatch of Dallas, a Dallas, TX based assembly and distribution business. Contractual and warehousing revenue increased in 1999 from 1998 primarily through the addition of new customers and expanded business with existing customers. Reverse logistics services and software revenue was contributed by Processors which was acquired in March, 1999. Processors contributed approximately $43.6 million in revenue in 1999. In 1999, the Logistics group accounted for 9.3% of the Company's operating revenue compared to 7.1% in 1998. Operating income for the group increased by 111.5% to $16.9 million from $8.0 million in 1998. The group's operating ratio was 91.8% in 1999 and 93.9% in 1998. Operating expenses and supplies improved to 13.6% of 1999 revenue compared to 15.3% in 1998. Operating taxes and licenses improved to 2.1% of 1999 revenue compared to 3.1% in 1998. Depreciation improved to 3.6% of 1999 revenue compared to 4.9% in 1998. Building rents increased to 5.5% of 1999 revenue compared to 4.6% in 1998 and salaries, wages and benefits increased to 54.3% of 1999 revenue compared to 53.4% in 1998. Most of these changes were brought on as a result of the Processors' acquisition. Processors rents, rather than owns, its operating sites and has a small amount of depreciable fixed assets.

Freight Forwarding

USF Worldwide ("Worldwide") is the trading name for the domestic and international freight forwarding businesses of the Company that includes USF Asia ("Asia"), USF Worldwide Logistics Ltd.("LTD") and the combination of the domestic and international freight forwarding businesses formed by the acquisitions of Seko and the Golden Eagle Group in 1997 and 1998 respectively. In August, 2000, Worldwide acquired LTD (formerly known as Ultimex Global Logistics PLC) a freight forwarder located in London, England.

Worldwide's revenue increased by $36.7 million (a 16.3% increase) to $261.7 million from $225.0 million in 1999. The increase was derived primarily from $11.7 million generated in Asia and $9.3 million generated from LTD; neither of which was included in 1999 revenue. Worldwide accounted for 10.3% of the Company's 2000 operating revenue compared to 10.1% of the Company's 1999 operating revenue. Operating income decreased by $12.3 million to a loss of $4.1 million (an operating ratio of 101.6% in 2000 compared to 96.4% in 1999. Asia lost $3.8 million (before minority interest of 50%) in 2000 as it completed its major expansion of offices throughout twelve countries in Asia. The domestic and international freight forwarding business segment lost $0.5 million in 2000 due mainly to deteriorations in domestic freight volumes and related margins along with added expenses in information technology infrastructure in combining seven freight management systems into a single viable system.

Worldwide's 1999 revenue increased by $73.5 million (a 48.5% increase) to $225.0 million from $151.5 million in 1998. The increase was derived primarily from international freight forwarding revenue for a full year in 1999 from the Golden Eagle Group that was acquired in November, 1998. Golden Eagle contributed $64.3 million in 1999 and $9.8 million in 1998. In October 1999, Worldwide formed a partnership under the trading name of USF Asia Group. Worldwide accounted for 10.1% of the Company's 1999 operating revenue compared to 8.3% of the Company's 1998 revenue. Operating income increased to $8.2 million net of a $0.5 million charge for costs associated with the startup of USF Asia. Worldwide's operating ratio was 96.4% in 1999 compared to 96.7% in 1998.

                                PAGE F5
                     Interest and Other Non-Operating

Net interest expense for 2000 amounted to $20.4 million (interest expense of $21.3 million and interest income of $0.9 million) compared to $12.9 million (interest expense of $14.0 million and interest income of $1.1 million) in 1999. The Company's average outstanding debt in 2000 and 1999 was $270.2 million and $197.2 million, respectively. The $73.0 million increase in average debt outstanding and the increase in the rate associated with the newly issued notes, mentioned below, were responsible for the $7.3 million increase in interest expense in 2000 compared to 1999.

The principal debts of the Company are $150 million in 8 1/2% guaranteed notes, issued April 25, 2000, that mature April 15, 2010 and $100 million in 6 1/2% guaranteed notes, issued May 1, 1999, that mature May 1, 2009. In addition to these notes, the Company had borrowings under a $200 million revolving credit facility that expires in 2002 and borrowings under three uncommitted lines of credit ("bank debt"). The average interest rate on the Company's bank debt for 2000 was approximately 6.6% compared to 5.5% in 1999.

Net interest expense for 1998 amounted to $8.0 million (interest expense of $8.8 million and interest income of $0.8 million). The average amount of outstanding debt in 1998 was $117.0 million

Other, net in 2000 amounted to $2.5 million compared to a loss in 1999 of $0.4 million. Included in the 2000 amount were gains from the sales of two terminals owned by Holland and Reddaway.

                     Liquidity and Capital Resources

The Company generated $187.9 million in cash flows from operating activities during 2000. Capital expenditures during the year amounted to $193.2 million, of which $120.9 million was for revenue equipment, $42.6 million for terminals and $29.7 million for other assets. In addition, the Company paid $16.4 million in cash for the acquisitions of Tri-Star Transportation, Inc. and Ultimex Global Logistics PLC. Capital expenditures for 1999 amounted to $202.5 million, of which $111.7 million was for revenue equipment, $60.9 million was for terminals and $29.9 million for other assets plus $50.7 million in cash for the acquisitions of Processors Unlimited Company, Ltd., CBL Trucking Inc., Special Dispatch of Dallas, Inc., Underwood Trucking Inc. and several small independent contractors in the Freight Forwarding group. In light of current business levels, management expects that capital expenditures during the year ending December 31, 2001 will approximate $125 million to $175 million, excluding acquisitions.

On January 31, 2000, the Company filed a Form S-3 registration statement that allowed for the sale of up to $400 million in additional guaranteed notes.

On April 25, 2000, the Company issued $150 million of 8 1/2% unsecured guaranteed notes that are due April 15,2010. Interest is paid semi-annually. The notes may be redeemed prior to maturity and have no sinking fund requirements. If the notes are redeemed prior to maturity, the purchase price is the greater of (1) 100% of the principal amount of the guaranteed notes to be redeemed or
(2) the sum of the present values of the remaining scheduled payments on such guaranteed notes, discounted to the redemption date, on a semi-annual basis at the treasury rate plus 37.5 basis points plus accrued interest on the principal amount being redeemed to the redemption date. Net proceeds from the sale of the notes amounted to $149 million. $100 million of the net proceeds were used to pay off 6 5/8% notes that matured on May 1, 2000.

The Company issued unsecured guaranteed notes of $100 million on May 1, 1999 that are due May 1,2009 and bear interest at 6 1/2%, payable semi-annually. The notes may be redeemed prior to maturity and have no sinking fund requirements. If the notes are redeemed prior to maturity, the purchase price is the greater of (1) 100% of the principal amount of the guaranteed notes to be redeemed or
(2) the sum of the present values of the remaining scheduled payments on such guaranteed notes, discounted to the redemption date, on a semi-annual basis at the treasury rate plus 37.5 basis points plus accrued interest on the principal amount being redeemed to the redemption date. Net proceeds from the sale of the notes amounted to $98.5 million.

The guaranteed notes are fully and unconditionally guaranteed, on a joint and several basis, on an unsecured senior basis, by all of the Company's direct and indirect domestic subsidiaries (the "Subsidiary Guarantors"). The Company is a holding company and during the period presented substantially all of the assets were the stock of the Subsidiary Guarantors, and substantially all of the operations were conducted by the Subsidiary Guarantors. Accordingly, the aggregate assets, liabilities, earnings and equity of the Subsidiary Guarantors were substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis. Management of the Company believes that separate financial statements of, and other disclosures with respect to, the Subsidiary Guarantors are not meaningful or material to investors.

                                PAGE F6

The Company has a $200 million revolving credit facility with a syndicate of commercial banks. The facility expires in 2002 and allows up to $100 million for standby letters of credit to cover the Company's self-insurance program, and has optional pricing of interest rates, including LIBOR or Prime base rates. The facility has an annual fee and contains customary financial covenants including maintenance of minimum net worth and funded debt to cash flow. During 2000, all borrowings were drawn at LIBOR base rates, with a weighted average interest rate for the year of 6.3%, excluding fees charged on the facility. At December 31, 2000 the Company had borrowed $5 million and had $48.4 million in outstanding letters of credit under this facility.

In addition to the revolving credit facility, the Company maintains three uncommitted lines of credit, which provide $50 million short-term funds at rates approximating LIBOR. These facilities are used in concert with a centralized cash management system to finance short-term working capital needs, thereby enabling the Company to maintain minimal cash balances. At December 31, 2000, the Company had borrowed $26.1 million under these facilities.

In management's  opinion,  cash flows from operating activities and funding from
its  revolving   credit   facilities  are  adequate  to  finance  the  Company's
anticipated business activity in 2001.

At December 31, 2000 the Company had commitments to purchase approximately $2.5 million in land and improvements, $2.5 million for transportation equipment and $1.4 million for other equipment.

During 2000, the Company repurchased approximately 1 million of its shares under two repurchase programs authorized by its board of directors. The average repurchase price was approximately $24 per share. At December 31, 2000, the Company has authorization to purchase an additional 0.5 million shares.

During 2000, the Company declared cash dividends of $9.8 million


                        Recent Accounting Pronouncements


In June 1998, the Financial Accounting  Standards Board (FASB),  issued SFAS No.
133. In June 2000, FASB further clarified SFAS No. 133 through issuance of SFAS No. 138. SFAS No. 133 and 138 establish accounting and reporting standards for derivative instruments and for hedging activities. The effective date for SFAS Nos. 133 and 138 was January 1, 2001. Adoption of SFAS Nos. 133 and 138 had no effect on the Company's financial statements as it has no derivatives or hedging instruments.

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


                                   Market Risk
The Company is exposed to the impact of interest rate changes. The Company's exposure to changes in interest rates is limited to borrowings under a line of credit agreement which has variable interest rates tied to the LIBOR rate. The weighted average annual interest rates on borrowings under this credit agreement were 6.3% and 5.4% in 2000 and 1999 respectively. In addition, the Company has $150 million of unsecured notes with an 8 1/2% fixed annual interest rate and $100 million of unsecured notes with a 6 1/2% fixed annual interest rate at December 31, 2000. The Company estimates that the fair value of the notes approximated their carrying value at December 31, 2000. The Company has no hedging instruments. From time to time, the Company invests excess cash in overnight money market accounts.

                                PAGE F7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders of
USFreightways Corporation:

We have audited the accompanying consolidated balance sheets of USFreightways Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USFreightways Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP
Chicago, Illinois
January 23, 2001

                                PAGE F8

CONSOLIDATED BALANCE SHEETS As of December 31, 2000 and December 31, 1999 (Thousands of dollars, except per share amounts)

                                                                          December 31,        December 31,
                                                                                  2000                1999
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                                    $     5,248         $  6,862
   Accounts receivable, less allowances of $11,168 and $10,623                 323,517          293,989
   Operating supplies and prepaid expenses                                      31,977           27,624
   Deferred income taxes (note 4)                                               35,619           34,453
                                                                            -----------         --------
Total current assets                                                           396,361          362,928

Property and equipment:
   Land                                                                         99,330           85,657
   Buildings and leasehold improvements                                        243,501          224,828
   Equipment                                                                   877,240          764,347
   Other                                                                        86,644           70,757
                                                                             ---------          --------
                                                                             1,306,715        1,145,589
   Less accumulated depreciation                                              (556,230)        (485,079)
                                                                             ---------        ----------
Total property and equipment                                                   750,485          660,510
Intangible assets, net of accumulated amortization of $39,053 and $32,210      181,978          174,538
Other assets                                                                    22,250           14,191
                                                                             ---------       ----------
                                                                       $     1,351,074     $  1,212,167
                                                                             ---------        ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current debt (note 3)                                                $       28,991     $     20,561
   Notes payable (note 3)                                                            -          100,000
   Accounts payable                                                             90,741           89,193
   Accrued salaries, wages and benefits                                         90,077           79,156
   Accrued claims and other                                                     82,135           77,310
   Income taxes payable                                                            231            4,124
                                                                               -------       ----------
Total current liabilities                                                      292,175          370,344

Long-term debt, less current maturities (note 3)                                10,137           33,137
Notes payable (note 3)                                                         250,000          100,000
Accrued claims and other                                                        75,948           76,777
Deferred income taxes (note 4)                                                  87,099           73,050
                                                                               -------        ----------
                                                                               715,359          653,308

Minority interest                                                                  539                -

Stockholders' equity:
   Cumulative preferred stock, $0.01 par value per share: 20,000,000 authorized,
    none issued                                                                    -                  -
   Common stock, $0.01 par value per share: 80,000,000 authorized,
    26,746,454 and 26,544,439 issued and 25,881,778 and 26,498,976 outstanding     258              265
Paid in capital                                                                265,634          256,081
Retained earnings                                                              390,040          303,032
Treasury stock, 864,676 and 45,463 shares respectively                         (20,571)            (519)
Accumulated other comprehensive loss                                              (185)               -
                                                                               --------         --------
Total stockholders' equity                                                     635,176           558,859
                                                                               -------         ---------
                                                                       $     1,351,074     $   1,212,167
                                                                             ---------         ---------

See accompanying notes to consolidated financial statements.

                                PAGE F9

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2000, December 31, 1999 and December 31, 1998 (Thousands of dollars, except per share amounts)



     Year                                                         2000                1999              1998
-------------------------------------------------------------------------------------------------------------
Operating revenue
   LTL Trucking                                         $     1,913,675     $     1,750,309   $     1,540,162
   TL Trucking                                                   86,317              44,715            12,877
   Logistics                                                    276,958             206,881           130,323
   Freight Forwarding                                           261,749             225,010           151,531
   Corporate and other                                               -                   -                  -
                                                       ---------------     ---------------     ---------------
                                                              2,538,699           2,226,915         1,834,893
                                                        ---------------     ---------------    ---------------
Operating expenses
   LTL Trucking                                               1,740,136           1,578,399         1,412,920
   TL Trucking                                                   81,646              41,568            11,739
   Logistics                                                    260,278             190,008           122,347
   Freight Forwarding                                           265,830             216,835           146,606
   Corporate and other                                           13,578              11,237            11,848
                                                        ---------------     ---------------   ---------------
                                                              2,361,468           2,038,047         1,705,460
                                                        ---------------     ---------------   ---------------
Income from operations                                          177,231             188,868           129,433
                                                        ---------------      --------------     -------------
Non-operating income (expense):
   Interest expense                                            (21,282)             (14,003)           (8,784)
   Interest income                                                 894                1,129               757
   Other, net                                                    2,509                 (414)               88
                                                          ------------         -------------     -------------
Total non-operating expense                                    (17,879)             (13,288)           (7,939)
                                                       ---------------         -------------      ------------
Net income before income taxes and minority interest           159,352              175,580           121,494
Income tax expense (note 4)                                    (64,262)             (71,340)          (50,049)
Minority interest                                                1,708                   -                  -
                                                        ---------------     ---------------     ---------------
Net income                                             $        96,798        $     104,240     $      71,445
                                                        --------------          -----------     --------------

Average shares outstanding-basic                            26,337,734           26,416,631        26,209,281
Average shares outstanding-diluted                          26,828,046           27,478,479        26,495,714

Basic earnings per common share:                       $          3.68     $          3.95      $        2.73
Diluted earnings per common share:                     $          3.61     $          3.79      $        2.70
                                                 ---------------------    ----------------      -------------

See accompanying notes to consolidated financial statements.

                                        PAGE F10


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2000, December 31, 1999 and December 31, 1998 (Thousands of dollars, except per share amounts)


                                                                                                     Accumulated
                                                                                         Compre-     Other             Total
                                    Common      Paid in      Retained      Treasury      hensive     Comprehensive     Stockholders'
                                    Stock       Capital      Earnings      Stock         Income      Income            Equity
------------------------------------------------------------------------------------------------------------------------------------



Balance January 3, 1998             $ 265     $ 251,224    $ 147,007    $  (6,296)                                    $392,200

   Net income                        --             --        71,445           --           71,445                      71,445
   Dividends declared                --             --        (9,790)          --           ______                      (9,790)
   Employee stock transactions
       and other                     --           2,318            --         2,961                                      5,279
                                 ---------------------------------------------------------------------------------------------------

Balance December 31, 1998          $ 265       $253,542    $ 208,662     $  (3,335)                                  $ 459,134

Net income                           --             --       104,240           --          104,240                     104,240
Dividends declared                   --             --        (9,870)          --          _______                      (9,870)
Employee stock transactions
       and other                     --          2,539            --         2,816                                       5,355
                                   -------------------------------------------------------------------------------------------------

Balance December 31, 1999           $ 265    $ 256,081     $ 303,032     $   (519)                                   $ 558,859

Comprehensive income
Net income                             --           --        96,798           --           96,798                      96,798
Unrealized loss on foreign currency                                                           (185)      (185)            (185)
  Transactions                                                                              ------
Comprehensive income                                                                        96,613
Dividends declared                     --           --        (9,790)          --                                       (9,790)
Employee stock transactions            (7)       9,553            --        2,880                                       12,426
   and other
Repurchase of common stock                                                (22,932)                                     (22,932)

                                ----------------------------------------------------------------------------------------------------
Balance December 31, 2000            $ 258   $ 265,634    $   390,040   $ (20,571)                      $ (185)      $ 635,176
                                ---------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                                                PAGE F11

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2000, December 31, 1999, and December 31,1998 (Thousands of dollars, except per share amounts)

      Year                                                                 2000          1999          1998
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income from continuing operations                                 $ 96,798    $104,240    $    71,445
       Reconciliation to net cash provided by operating activities:
           Depreciation and amortization                                  111,822      95,312         81,537
           Gains from sale of property and equipment                       (6,264)     (1,958)        (3,522)
           Deferred taxes                                                  10,899       4,506          3,442
           Changes in assets and liabilities excluding acquisitions:
                Accounts receivable                                       (20,434)    (63,651)       (14,423)
                Other current assets                                       (3,841)     (3,691)           238
                Accounts payable                                           (4,282)      7,707          6,091
                Accrued liabilities                                         2,721      18,311         17,632
                Other, net                                                    469       2,845        ( 9,271)
                                                                           ------      ------         ------
Net cash provided by operating activities                                 187,888     163,621        153,169
                                                                          -------     -------        -------
Cash flows from investing activities:
     Capital expenditures                                                (193,159)   (202,474)      (157,476)
     Proceeds from sale of property and equipment                          16,462       4,933         10,457
     Acquisitions                                                         (16,419)    (50,666)       (42,081)
                                                                         --------    --------       --------
Net cash used in investing activities                                    (193,116)   (248,207)      (189,100)

Cash flows from financing activities:
     Dividends paid                                                        (9,847)     (9,849)        (9,771)
     Proceeds from issuance of common stock                                 8,207       5,355          5,279
     Repurchase of common stock                                           (22,932)
     Net proceeds from sale of notes                                      149,025      98,452             -
     Proceeds from long-term bank debt                                     90,000     155,000         89,500
     Payments on long-term bank debt                                     (210,839)   (163,058)       (50,000)
                                                                          -------     -------         ------
Net cash provided by financing activities                                   3,614      85,900         35,008
                                                                          -------     -------         ------
Net increase (decrease) in cash                                            (1,614)      1,314           (923)

Cash at beginning of year                                                   6,862       5,548          6,471
                                                                          -------     -------         -------
Cash at end of year                                                   $     5,248    $  6,862     $    5,548
                                                                          -------     -------         -------
Supplemental disclosure of cash flow information: Cash paid during the year for:
         Interest                                                     $    17,981    $  12,348    $     8,753
         Income taxes                                                      52,524       66,782         44,558

     Non-cash transactions: equity, notes issued and debt assumed     $     9,769    $   1,388    $    24,298
         in connection with acquisitions

See accompanying notes to consolidated financial statements.

                                PAGE F12

Notes to Consolidated Financial Statements (Thousands of dollars, except per share amounts)

 (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Company Overview

USFreightways Corporation ("the Company"), a Delaware corporation is a full service provider of transportation services and innovative logistics solutions. This is accomplished through the Company's operating subsidiaries. Regional less-than-truckload ("LTL") general commodities carriers provide overnight and second-day delivery throughout the United States and into Canada. Logistics subsidiaries provide solutions to customers' logistics and distribution requirements. The Company also provides domestic and international freight forwarding as well as premium regional and national truckload ("TL") service.

Basis of Presentation

The consolidated financial statements include the accounts of USFreightways and its wholly owned subsidiaries (the Company). Intercompany balances and transactions have been eliminated. The Company's consolidated statements of operations for prior years have been reclassified to conform with the current presentation.

Revenue Recognition

Revenue for less-than-truckload and truckload operations is recognized when freight is picked up from the customer. In the 2000 fourth quarter, the Company reclassified fuel surcharges invoiced to customers as revenue according to guidelines established under the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") Number 101 "Revenue Recognition in Financial Statements". Prior to the 2000 fourth quarter, the fuel surcharges were presented as a reduction of fuel costs. The Company, therefore, has restated the fourth quarter 1999 and the first three quarters of 2000 revenue and expenses in accordance with SAB Number 101 (See note 10). The implementation of SAB Number 101 had no effect on income from operations or net income. Freight forwarding revenue is generally recognized upon shipment. Logistics revenue from warehousing is recognized under the terms of the various contracts and revenue from dedicated fleet shipments is recognized upon delivery, which is generally the same day as the pickup. In all cases, estimated expenses of performing the total transportation services are accrued concurrently with the revenue recognition.

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

                                        PAGE F13

Earnings Per Share

Basic earnings per share are calculated on net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus the shares that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares for the period. Unexercised stock options, calculated under the treasury stock method, are the only reconciling items between the Company's basic and diluted earnings per share. The number of options, included in the denominator, used to calculate diluted earnings per share are 490,312, 1,061,848 and 286,433 for the years 2000, 1999, and 1998 respectively.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenue and expenses are translated at average rates of exchange during the period. The resulting cumulative translation adjustments, at December 31, 2000 of ($185), are included in the Company's total stockholders' equity.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

New Accounting Standards

In June 1998, the Financial Accounting  Standards Board (FASB),  issued SFAS No.
133. In June 2000, FASB further clarified SFAS No. 133 through issuance of SFAS No. 138. SFAS No. 133 and 138 establish accounting and reporting standards for derivative instruments and for hedging activities. The effective date for SFAS Nos. 133 and 138 was January 1, 2001. Adoption of SFAS Nos. 133 and 138 had no effect on the Company's financial statements as it has no derivatives or hedging instruments.

(2)  OPERATING LEASES

The Company leases certain terminals, warehouses, vehicles and data processing equipment under long-term lease agreements that expire in various years through 2011.

The following is a schedule of future minimum rental payments on leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2000:

Year
-----------------------------------------------------------------------------
                                                                 Payments
                                                                 --------

2001                                                       $       22,133
2002                                                               19,694
2003                                                               12,342
2004                                                                7,322
2005                                                                5,298
Subsequent years                                                    8,918
                                                           --------------
                                                           $       75,707
                                                           --------------

Rental expense in the accompanying consolidated statements of operations for 2000, 1999, and 1998 was $35,798, $29,667 and $22,595, respectively.

                                PAGE F14

(3)  LONG-TERM DEBT

Long-term debt at December 31, 2000 and December 31, 1999 consists of the following:


                                                                        December 31,                  December 31,

                                                                               2000                          1999
-------------------------------------------------------------------   --------------                 -------------
Unsecured notes (a)                                           $             250,000          $            200,000
Unsecured lines of credit (b)                                                31,100                        46,500
Other                                                                         8,028                         7,198
                                                                          ---------                   ------------
                                                                            289,128                       253,698
Less current maturities                                                      28,991                       120,561
                                                               ---------------------         --------------------
                                                              $             260,137          $            133,137
                                                               ---------------------         --------------------

(a) Unsecured notes of $100,000 that bore interest at 6 5/8%, payable semi-annually, were paid in full on May 1, 2000. The Company issued guaranteed unsecured notes of $150,000 on April 25, 2000 that are due April 15,2010 and bear interest at 8 1/2%, payable semi-annually. The notes are subject to redemption in whole or part any time prior to maturity and have no sinking fund requirements. The Company also issued guaranteed unsecured notes of $100,000 on May 1, 1999 that are due May 1,2009 and bear interest at 6 1/2%, payable semi-annually. The notes are subject to redemption in whole or part any time prior to maturity and have no sinking fund requirements. Based upon the
Company's incremental borrowing rates for similar types of borrowing arrangements, the fair value of the notes at December 31, 2000 was approximately $250,000.

On January 31, 2000, the Company filed a Form S-3 registration statement that allowed for the sale of up to $400,000 in additional guaranteed notes. The guaranteed notes are fully and unconditionally guaranteed, on a joint and several basis, on an unsecured senior basis, by all of the Company's direct and indirect domestic subsidiaries (the "Subsidiary Guarantors"). The Company is a holding company and during the period presented substantially all of the assets were the stock of the Subsidiary Guarantors, and substantially all of the operations were conducted by the Subsidiary Guarantors. Accordingly, the aggregate assets, liabilities, earnings and equity of the Subsidiary Guarantors were substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis. Management of the Company believes that separate financial statements of, and other disclosures with respect to, the Subsidiary Guarantors are not meaningful or material to investors.





(b) The Company has a $200,000 revolving credit facility through a syndicate of commercial banks. The facility expires in 2002 and allows up to $100,000 for standby letters of credit to cover the Company's self-insurance program, and has optional pricing of interest rates, including LIBOR or Prime base rates. The facility has an annual fee and contains customary financial covenants including maintenance of minimum net worth and funded debt to cash flow. During 2000, all borrowings were drawn at LIBOR base rates, with a weighted average interest rate for the year of 6.3%, excluding fees charged on the facility. At December 31, 2000 the Company had borrowed $5,000 and had $48,365 outstanding letters of credit under this facility. In addition to the revolving credit facility, the Company maintains three uncommitted lines of credit, which provide $50,000 short-term funds at rates approximating LIBOR. These facilities are used in concert with a centralized cash management system to finance short-term working capital needs; thereby enabling the Company to maintain minimal cash balances. At December 31, 2000 the Company had borrowed $26,100 under these facilities.


The aggregate annual maturities of debt at December 31, 2000 are as follows:

                                                                Amount
Year
--------------------------------------------------------------------------------
2001                                                   $       28,991
2002                                                            6,012
2003                                                            1,326
2004                                                              637
2005                                                            2,162
Subsequent
years                                                         250,000
                                                        -------------
                                                        $     289,128
                                                        -------------

                                                PAGE F15
 (4) INCOME TAXES
A reconciliation of the statutory Federal income tax rate with the effective income tax rate is as follows:

Year:                                                 2000                 1999                 1998
--------------------------------------------------------------------------- --------------- ----- ---------
Federal income tax at statutory rate (35%)  $       55,773        $     61,453               $   42,523
State income tax, net of federal tax benefit         6,646               7,136                    6,115
Goodwill amortization                                1,649               1,536                    1,120
Other                                                  194               1,215                      291
                                                     -----                ----                    -----
Total income tax expense                    $       64,262        $     71,340               $   50,049
                                                    ------              ------                   ------

The components of the provision for income taxes are as follows:

Year:                                                 2000                  1999                 1998
--------------------------------------------------------------------------------- ------------- -------
Current expense:
     Federal                                   $     43,285         $     56,285          $     36,814
     State                                            8,094               10,549                 8,106
                                                    -------             --------                -------
                                                     51,379               66,834                44,920
                                                     ------               ------                ------
Deferred expense:
     Federal                                    $    10,752         $      7,800           $     3,283
     State                                            2,131               (3,294)                1,846
                                                     ------               ------                 -----
                                                $    12,883         $      4,506                 5,129
                                                     ------                -----                 -----
Total income tax expense                        $    64,262         $     71,340           $    50,049
                                                     ------               ------                ------

The following is a summary of the components of the deferred tax assets and liabilities at December 31, 2000 and December 31, 1999:

                                                                   December 31, 2000        December 31, 1999
------------------------------------------------------------------------------------------- ---------------------
Deferred tax assets:
     Allowance for doubtful accounts and revenue adjustments            $     4,289           $      2,663
     Insurance and claims                                                    40,139                 39,794
     Vacation pay                                                            10,283                  8,840
     Other                                                                    5,208                  6,256
                                                                              -----                 -----
                                                                         $   59,919           $     57,553
                                                                             ------                 ------
Deferred tax liabilities:
   Property and equipment, principally due to accelerated depreciation   $  111,399           $     96,150
                                                                            -------                 ------
Net deferred tax liabilities                                             $   51,480           $     38,597
                                                                            -------                 ------

(5)  EMPLOYEE BENEFIT PLANS
The Company maintains a salary deferral 401(k) plan covering substantially all employees who are not members of a collective bargaining unit and who meet specified service requirements. Contributions are based upon participants' salary deferrals and compensation and are made within Internal Revenue Service limitations. For 2000, 1999, and 1998, Company contributions for these plans were $10,907, $9,536, and $8,290, respectively. The Company does not offer post-employment or post-retirement benefits.

The Company contributes to several union-sponsored multi-employer pension plans. These plans are not administered by the Company, and contributions are determined in accordance with provisions of negotiated labor contracts. The Multi-employer Pension Plan Amendments Act of 1980 established a continuing liability to such union-sponsored pension plans for an allocated share of each plan's unfunded vested benefits upon substantial or total withdrawal by the Company or upon termination of the pension plans. To date, no withdrawal or termination has occurred or is contemplated. For 2000, 1999, and 1998, Company contributions for these pension plans were $84,269, $72,536, and $60,748, respectively.

The Company maintains a non-qualified deferred compensation plan for the benefit of a select group of the Company's management. The purpose of the plan is to enhance the ability of the Company to attract and retain qualified management personnel by providing an opportunity to defer a portion of their compensation that cannot be deferred under the Company's 401(k) plan.

The Company maintains a supplemental executive retirement plan (defined contribution) to provide benefits to a select group of management who contribute materially to the continued growth, development and future business of the Company. In 2000, the Company contributed $1.5 million to this plan. The Company has established a grantor trust (Rabbi Trust) to provide funding for benefits payable under the deferred compensation and supplemental executive retirement plans.

                                PAGE F16

(6)  COMMON STOCK

The Company maintains an employee stock purchase plan which provides for the purchase of an aggregate of not more than 900,000 shares of the Company's common stock. Each eligible employee may designate the amount of regular payroll deductions, subject to a yearly maximum, that is used to purchase shares at 90% of the month-end market price. At December 31, 2000, 764,171 shares had been issued under this plan.

The Company maintains stock option plans that provide for the granting of options to key employees and non-employee directors to purchase an aggregate of not more than 4,710,000 shares of the Company's common stock. Stock options issued pursuant to the plans are exercisable for periods up to 10 years from the date an option is granted. At December 31, 2000 there were 61,943 shares available for granting under the plans.

During 2000, the Company issued 337,002 common shares through the exercise of stock options or the purchase, by employees, through its employee stock purchase program and the Company repurchased, under two board authorized repurchase programs, 954,200 common shares in the open market for approximately $22.9 million. In 1999 and 1998, respectively, the Company issued 209,632 and 208,885 common shares through the exercise of stock options or the purchase, by employees, through its employee stock purchase program.


SFAS No. 123 ("Accounting for Stock Based Compensation") establishes a fair value based method of accounting for stock options. The company has elected to continue using the intrinsic value method prescribed under APB 25 as permitted by SFAS No. 123. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date, as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

Year                                                    2000                1999               1998
-------------------------------------------------------------------------- ----- ------------- ---- ---
Net income - as reported                       $       97,798           $    104,240       $    71,445
Net income - pro forma                                 90,531                100,681            69,736

Basic earnings per share - as reported                   3.68                  3.95               2.73
Basic earnings per share - pro forma                     3.44                  3.81               2.66

Diluted earnings per share - as reported                 3.61                  3.79               2.70
Diluted earnings per share - pro forma                   3.44                  3.66               2.63

As prescribed under SFAS No. 123, pro forma net income amounts presented above reflect only options granted after January 1, 1995 since compensation costs for options granted prior to that date are not considered. Compensation cost for options granted since January 1, 1995 is reflected over the options' vesting periods ranging from two to five years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal years 2000, 1999, and 1998: dividend yield ranging from 0.93% to 1.21%; expected volatility ranging from 43.69% to 110.64%; risk-free interest rates at grant date ranging from 4.97% to 7.42%; and expected lives ranging from 4.28 to 5.61 years.


A summary of the status of the Company's stock option plans is presented below:


Year                                                    2000                            1999                            1998
------------------------------------------------------------------------------------------------------------------------------------
                                           Shares       Weighted-avg       Shares       Weighted-avg       Shares    Weighted-avg
                                                      Exercise Price                  Exercise Price                 Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          3,276,890      $   27.92       2,727,790      $   24.13      1,435,730     $  23.67
Granted                                   1,347,500          25.81         693,000          41.05      1,550,000        25.10
Exercised                                  (145,666)         23.08        (135,900)         17.94        (54,290)       16.73
Forfeited                                  (830,784)         27.88          (8,000)         43.30       (203,450)       30.23
                                        ------------                 --- ----------                 -------------
Outstanding at end of year                3,647,940          27.75       3,276,890         27.92       2,727,990        24.13
                                        ------------                 -------------                 -------------

Options exercisable at year end           1,248,990          25.23         671,990         22.27         581,790        20.19
                                        ------------                 -------------                 -------------

Weighted-average fair value of
options granted during the year         $    12.54                   $      16.84                   $   11.66

                        PAGE F17





The following table summarizes information about stock options outstanding at December 31, 2000:

                                                              Outstanding Options                        Options Exercisable
                                                        Weighted-Avg
                   Range of                               Remaining                                 Number
                              Number Outstanding      Contractual Life        Weighted-Avg      Exercisable at   Weighted-Avg
            Exercise Prices          at 12/31/00            (years)         Exercise Price         12/31/00     Exercise Price
---------------------------- -------------------- --------------------- ---------------------- ------------------- ----------------
       $        13.00-15.00               82,000               1.78        $      13.87              82,000      $     13.87
                18.25-19.63              362,500               5.54               19.63             317,700            19.63
                22.50-24.94            1,786,440               7.71               24.59             389,940            24.35
                25.88-27.69              305,000               9.10               26.17              66,250            25.94
                30.50-35.00              621,500               6.83               31.48             344,100            31.45
                42.88-44.69              480,500               8.75               43.76              49,000            42.88
                45.01-46.63               10,000               9.32               46.63                   -                -
                             --------------------                                        -------------------
                                       3,647,940               7.47               27.75           1,248,990            25.23

                             --------------------                                        -------------------

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




(7) COMMITMENTS AND CONTINGENCIES

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

At  December  31,  2000,  the  Company  had  capital  purchase   commitments  of
approximately $2,503 for land and improvements, $2,543 for transportation equipment, and $1,374 for other equipment.






(8) ACQUISITIONS

During 2000, under the purchase method of accounting, the Company acquired all of the outstanding shares of Tri-Star Transportation, Inc., a Tennessee based truckload carrier and Ultimex Global Logistics PLC, a London, England based freight forwarder. Total consideration for all 2000 acquisitions amounted to $26,188 of cash and debt incurred.

                        PAGE F18



(9) Business Segments

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



                                                 ----------------   ----------------   ----------------
Year                                                     2000               1999               1998
                                                  ----------------   ----------------   ----------------
Revenue
   LTL Group:
        USF Holland                            $     1,001,250    $       914,920    $       794,012
        USF Reddaway                                   276,915            244,576            215,531
        USF Red Star                                   275,841            250,021            212,365
        USF Dugan                                      204,481            193,844            181,971
        USF Bestway                                    155,188            146,948            136,283
                                                ----------------   ----------------   ----------------
           Total LTL Group                           1,913,675          1,750,309          1,540,162
   TL                                                   86,317             44,715             12,877
   Logistics                                           276,958            206,881            130,323
   Freight forwarding                                  261,749            225,010            151,531
   Corporate and other                                      -                  -                  -
                                                ----------------   ----------------   ----------------
Total Revenue                                   $    2,538,699     $    2,226,915     $    1,834,893
                                                ================   ================   ================

Income From Operations
   LTL Group:
        USF Holland                           $       108,431    $       111,203     $        82,580
        USF Reddaway                                   31,456             28,221              18,909
        USF Red Star                                    8,905              7,275               3,581
        USF Dugan                                      10,554              8,678               6,661
        USF Bestway                                    14,193             16,533              15,511
                                             ----------------   ----------------   ----------------
           Total LTL Group
                                                      173,539            171,910             127,242
   TL                                                   4,671              3,147               1,138
   Logistics                                           16,680             16,873               7,976
   Freight forwarding                                  (4,081)             8,175               4,925
   Corporate and other                                 (6,735)            (4,744)             (7,555)
   Amortization of intangibles                         (6,843)            (6,493)             (4,293)
                                              ----------------   ----------------   ----------------
Total Income from Operations                  $       177,231    $       188,868       $     129,433
                                              ================   ================    ================

                                                PAGE F19

Year                                         2000                1999                1998
                                        ------------------  ------------------  ----------


Assets
   LTL Group:
        USF Holland                  $       462,469    $       433,887    $       337,477
        USF Reddaway                         151,509            131,254            117,326
        USF Red Star                         159,331            159,804            146,431
        USF Dugan                             97,832             98,212             92,969
        USF Bestway                           93,344             80,347             65,815
                                     ----------------   ----------------   ----------------
           Total LTL Group                   964,485            903,504            760,018
   TL                                         83,287             44,054             32,680
   Logistics                                 143,684            129,809             70,588
   Freight forwarding                        144,551            126,111             97,326
   Corporate and other                        15,067              8,689             14,061
                                      ----------------   ----------------   ----------------
Total Assets                           $   1,351,074      $   1,212,167      $     974,673
                                     ================   ================   ================



                                     ------------------  ------------------  ------------------
Long Lived Asset Expenditures
   LTL Group:
        USF Holland                      $    71,643     $       111,254     $       83,908
        USF Reddaway                          24,613              17,511             21,105
        USF Red Star                          15,489              13,788             16,358
        USF Dugan                              8,826               9,932             13,707
        USF Bestway                           15,935              16,982              9,134
                                      ------------------  ------------------  -----------------
           Total LTL Group                   136,506             169,467            144,212
   TL                                         25,125              10,994              1,844
   Logistics                                  23,807              18,976              9,830
   Freight forwarding                          3,061               1,931                669
   Corporate and other                         4,660               1,106                921
                                    ------------------  ------------------  ------------------
Total Long Lived Asset Expenditures      $   193,159       $     202,474     $      157,476
                                     ==================  ==================  =================

Depreciation Expense
   LTL Group:
        USF Holland                      $    43,021      $       36,669    $         32,662
        USF Reddaway                          12,710              12,048              11,613
        USF Red Star                          10,095               9,748               8,633
        USF Dugan                             11,402              10,857              10,420
        USF Bestway                            6,199               5,540               5,100
                                      ------------------  ------------------  ------------------
           Total LTL Group                    83,427              74,862              68,428
   TL                                          7,698               4,083               1,019
   Logistics                                  10,817               7,799               6,436
   Freight forwarding                          1,888               1,381                 842
   Corporate and other                         1,149                 694                 519
                                      ------------------  ------------------  ------------------
Total Depreciation Expense               $   104,979       $      88,819      $       77,244
                                     ==================  ==================  ==================


                                        PAGE F20

(10) QUARTERLY FINANCIAL INFORMATION (unaudited)

Quarters                                           First              Second           Third          Fourth         Total
-----
2000
     Operating revenue *                $          618,690  $        634,034  $        642,230  $     643,745   $   2,538,699
     Income from Operations                         40,759            50,593            45,688         40,191         177,231
     Net income                                     22,316            27,498            24,347         22,637          96,798
     Net income per share - basic                     0.84              1.04              0.93           0.87            3.68
     Net income per share - diluted                   0.81              1.01              0.92           0.87            3.61
     Dividends declared per share                   0.0933            0.0933            0.0933         0.0933           .3733
     Market price per share                    28.25-45.94       24.56-46.62       20.75-33.75    19.37-30.08     19.37-46.62

* Included in operating  revenue are the following fuel  surcharges  invoiced to customers - see note 1.
                                             $     10,469         $  12,155         $   16,183     $  21,591      $    60,398



1999

     Operating revenue *                $          513,229  $        548,856  $        571,946  $     592,884     $ 2,226,915
     Income from Operations                         32,231            47,787            53,304         55,546         188,868
     Net income                                     17,508            26,271            29,723         30,738         104,240
     Net income per share - basic                     0.67              1.00              1.12           1.16            3.95
     Net income per share - diluted                   0.65              0.96              1.07           1.11            3.79
     Dividends declared per share                   0.0933            0.0933            0.0933         0.0933           .3733
     Market price per share                    28.87-34.87       27.31-47.37       42.09-51.75    41.06-49.87     27.31-51.75

* Included in operating  revenue are the following fuel  surcharges  invoiced to customers - see note 1.
                                      $           -              $       -         $       -        $   4,473      $    4,473

                                        PAGE F21

SELECTED CONSOLIDATED FINANCIAL DATA
(Thousands of dollars, except per share amounts)

                                                                                              (1)            (1)
Year                                 2000               1999                1998          1997            1996
-------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
Operating Revenue           $     2,538,699       $  2,226,915     $     1,834,893    $  1,565,249    $   1,330,972
Income from operations              177,231            188,868             129,433         105,010           67,128(2)
                                   --------       ------------       ------------       ------------       --------
Interest expense                    (21,282)           (14,003)            (8,784)          (8,461)         (12,144)
Interest income                         894              1,129                757            1,038              649
Other non-operating income
   (expense)                          2,509               (414)                88              (92)            (704)

Net income before income taxes      159,352            175,580             121,494           97,495           54,929
   and minority interest
Minority interest                     1,708                  -                   -                -               -
Income tax expense                  (64,262)           (71,340)            (50,049)         (40,914)         (23,451)
                             -------------------------------------------------------------------------------------------
Net income                   $       96,798       $     104,240       $     71,445     $     56,581         $ 31,478(2)
                             -------------------------------------------------------------------------------------------
Basic Earnings Per Share
Net income per share                   3.68                3.95               2.73             2.21             1.41(2)
Diluted Earnings Per Share
Net  income per share                  3.61                3.79               2.70             2.19             1.40(2)

Cash dividends declared
   per share                $          0.37           $    0.37        $     0.37          $   0.37     $       0.37

OPERATING STATISTICS
  LTL Trucking Companies
 (in thousands)
Total tons                         10,552                10,220              9,177             8,579           7,732
Total shipments                    15,470                14,797             13,468            12,857          11,590

BALANCE SHEETS
ASSETS:
Current assets              $     396,361        $     362,928        $    279,849      $     237,116      $  203,577
Property and equipment, net       750,485              660,510             544,282            448,315         395,500
Intangible assets, net            181,978              174,538             140,201            104,407          79,559
Other assets                       22,250               14,191              10,341              9,697           9,872
                                --------------------------------------------------------------------------------------
Total assets              $     1,351,074        $  1,212,167         $   974,673       $     799,535      $  688,508

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities       $       292,175        $    370,344         $   228,877        $    181,714      $  144,348
Long-term debt                    260,137             133,137             151,096             115,000         178,000
Other non-current liabilities     163,047             149,827             135,566             110,621          96,900
Minority interest                     539                   -                   -                   -               -
Total stockholders' equity        635,176             558,859             459,134             392,200         269,260
                                ---------------------------------------------------------------------------------------
Total liabilities and
     stockholders' equity$      1,351,074      $    1,212,167       $     974,673       $     799,535  $      688,508
                                ---------------------------------------------------------------------------------------

1 Fiscal years 1997 and prior were 52/53 weeks ending on the Saturday closest to December 31st. Fiscal year 1997 included 53 weeks.

2 Income from operations, net income and earnings per share include the Red Star restructuring charge of $4,050, before income tax, equivalent to $0.10 per share, net of tax.


                                             PAGE F22

STATISTICAL INFORMATION

                   Operating Operating LTL Tons       LTL            Terminals Tractors  Trailers  Employees
                   Revenue   Ratio                    Shipments
              YR.  (million)           (thousands)    (thousands)
              --   --------- --------- -----------    -----------    --------- --------  --------  ---------

Holland        00  $1001.3    89.2%     4,885.7         7,777.2         61        4,227     7,104     9,119
               99   $914.9    87.8%     4,694.6         7,392.1         60        4,163     6,668     9,003
Red Star       00   $275.8    96.8%     1,136.1         2,305.7         34        1,236     2,840     2,407
               99   $250.0    97.1%     1,102.3         2,234.4         34        1,126     2,770     2,441
Reddaway       00   $276.9    88.6%     1,035.9         2,094.5         58        1,203     3,518     2,800
               99   $244.6    88.5%       950.1         1,926.4         56        1,118     3,179     2,666
Bestway        00   $155.2    90.8%       658.4         1,275.1         41          681     2,654     1,591
               99   $146.9    88.7%       658.5         1,269.0         41          660     2,522     1,521
Dugan          00   $204.5    94.8%       960.8         1,761.5         59        1,032     3,318     1,998
               99   $193.8    95.5%       955.4         1,723.4         59        1,062     3,195     2,116
Logistics      00   $277.0    94.0%        NA               NA         119          628     1,661     4,013
               99   $206.9    91.8%        NA               NA          97          598     1,520     3,682
Worldwide      00   $261.7   101.6%        NA               NA          58           NA        NA       711
               99   $225.0    96.4%        NA               NA          59           NA        NA       637
Glen Moore     00   $ 86.3    94.6%        NA               NA           3          599     1,885       823
               99   $ 44.7    93.0%        NA               NA           2          288       864       464


